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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tata Power

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 21 2007
THOMSON FINANCIAL

FILE NO. 82- 03733

FISCAL YEAR 3-31-07

* Complete for initial submissions only ** Please note name and address changes

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DAT : 8/17/07

TATA

TATA POWER


powering
the future
...energising the pace of growth
88th Annual Report
2006-2007





powering the future

...energising the pace of growth

As a leading private utility in the Indian power sector, Tata Power has set the momentum of growth and created new benchmarks in operational efficiencies. In keeping with its pioneering spirit, Tata Power is bringing in new technology, investing in global resources and driving towards a three-fold growth in the next five years. And to achieve this, the Company is spreading its operations nationwide, marking global footprints and redefining paradigms.

Tata Power's strength lies in fulfilling its commitments and ability to manage well in changing environment. The Company's customer-centric initiatives have raised the bar of customer satisfaction for the industry.

It is time now to energise the pace of growth and Tata Power is all set to establish new milestones in this sector.

Financials at a glance



Revenue
CAGR 7.98%
Rs. Crores
5000
4000
3000
2000
1000
0
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07



Earning Per Share (EPS)
CAGR 11.60%
Rs.
35
30
25
20
15
10
5
0
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

- **Annual Sales** of 14,422 MUs surpassed the previous high of 13,616 MUs in FY 06.
- **Revenues** touched Rs. 4,715.32 crores as compared to Rs. 4,534.16 crores in the previous year.
- Tata Power has registered the **highest ever Profit After Tax (PAT) at Rs. 696.80 crores** as against Rs. 610.54 crores for the previous year.
- The **highest ever Dividend** was recommended at Rs. 9.5 per share.
- **North Delhi Power Limited** (NDPL) posted revenues of Rs. 2,052.20 crores, increasing 11.15% as compared to the previous year. **Net Profit** touched Rs. 185.65 crores as compared to Rs. 112.53 crores in the previous year.


Distributable Profits
CAGR 10.03%
Rs. Crores
700
600
500
400
300
200
100
0
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07


Networth
CAGR 9.48%
Rs. Crores
5000
4000
3000
2000
1000
0
1997-98
1998-99
1999-00
2000-01
2001-02
2002-03
2003-04
2004-05
2005-06
2006-07

- **Powerlinks Transmission Limited** in its first year of operations has earned Revenues of Rs. 135.01 crores and PAT of Rs. 20.57 crores.
- **Tata Power Trading Company Limited** (TPTCL) traded 1,205 MUs during the year as compared to 675 MUs in the previous year, thereby resulting in an increase in its Revenues by 191% to Rs. 603.76 crores from Rs. 207.76 crores in the previous year. TPTCL registered a **PAT** of Rs. 3.84 crores as against Rs. 3.18 crores in the previous year.
- **Strategic Electronic Division** (SED) registered Revenues of Rs. 51 crores against Rs. 38.18 crores during the previous year.

Operational highlights






NDPL

Trombay – golden jubilee

Tata Power's Trombay thermal power station completed **50 years of operation** in 2006. The 500 MW Unit 6 at Trombay achieved an **all India record** of continuous operation of 12,405 hours. The station received the **Golden Shield Award** from the Ministry of Power for best performance for its Unit 7.

Hydro power stations

The hydro power stations registered the **highest ever generation** at 2,138 MUs. This was aided by exceptionally good water levels in Tata Power's lakes. This has enabled the Company to **generate more electricity** from its hydro power plants, thus optimising the balance between hydro and thermal generation and reducing the pressure of rising fuel costs on the consumers.

North Delhi Power Limited (NDPL)

The Aggregated Technical and Commercial Losses (AT & C) have been **brought down from 53.40% to 23.70%** in a period of 4 years and 9 months, as against the regulatory target of achieving 31.10% by the end of 5 years. This has resulted in additional revenues of Rs. 207.77 crores during the year as against Rs. 172.16 crores during the previous year.







Powerlinks Transmission Limited (PTL)

Powerlinks, the first public-private joint venture in power transm ission in India has **commenced commercial operation** during the year. The Northern, Eastern, North-Eastern and Western regions are now in sync with the commissioning of this line, thus creating a transmission highway for transfer of power to Northern region including Delhi from upcoming generation project in North-East region.

Strategic Electronic Division (SED)

Major programmes like electronic systems for Rocket Launchers, Fire Control Computers for the Mail Battle Tank Arjun and Command and Control systems enabled SED to register significant growth and turnover. During the year, SED received seven manufacturing licences under new Defence Procurement Procedures, making SED eligible to receive Request for Proposals for major programmes from the Ministry of Defence.

Tata Power Trading Company Limited (TPTCL)

TPTCL, the first trading entity to be granted a trading licence by the Central Electricity Regulatory Commission (CERC) has now **expanded operations to cover the entire country** including the North-Eastern States.

Energising the pace of growth

FIRST 4,000 MW ULTRA MEGA POWER PROJECT (UMPP)


Pakistan
Rann of Kachchh
Khadir
Bhuj
MUNDRA
Gulf of Kuchchh
Rajkot
Ahmedabad
Surendranagar
Jamnagar
Porbandar
Junagadh
Amreli
Bhavnagar
Arabian Sea
Gulf of Khambhat
Diu
(Daman & Diu)
Daman
(Daman & Diu)
Graphical representation. Not to scale.


CGPL
Coastal Gujarat Power Limited


EPC Contract Signing Cerem
4000MW Mundra UMPP
POWER
May 15, 2007

Pioneering 800 MW super-critical technology in India

Tata Power won the bid for the 4,000 MW Mundra UMPP in Gujarat at a levelised tariff of Rs. 2.26/unit. The Company has acquired **Coastal Gujarat Power Limited**, a Special Purpose Vehicle formed for Mundra UMPP. Coastal Gujarat Power Limited has signed Power Purchase Agreements (PPAs) with seven procurers (distribution licensees) for the sale of contracted capacity and supply of 4,000 MW electricity to these licensees. It also nominated Gujrat Distribution Company as the lead procurer on behalf of all procurers. The Company has also signed a contract for complete Boiler Island scope on EPC basis with **Doosan Heavy Industries & Construction Co. Ltd.,** Korea. This is yet another 'first' from the Company, bringing the first 800 MW Unit to India and ushering in the era of 800 MW super-critical technology. The contract for complete Boiler Island includes super-critical boilers for the 5 units of 800 MW each. This contract covers 45% of the total ordering and reinforces Tata Power's commitment to accelerate the pace of the project by tying up schedules which would advance the completion of the project ahead of the bid stipulation. Thus, contributing to capacity addition even within the 11th Five-Year Plan.

OPPORTUNITY TO OWN AND OPERATE WORLD-CLASS ENERGY BUSINESS





30% stake in coal mines of Bumi Resources

Tata Power has signed definitive agreements to purchase 30% equity stake in two major Indonesian thermal coal producers: PT Kaltim Prima Coal and PT Arutmin Indonesia, and a related trading company owned by PT Bumi Resources Tbk. As part of the purchase, the Company has signed an Offtake Agreement with KPC which entitles it to purchase about 10 million tonnes of coal per annum. The Coal companies are together among the top three largest exporting thermal coal mines in the world, have excellent coal export infrastructure and are strategically well placed to act as a source of supply for increasing regional demand. Together, KPC and Arutmin produced approximately 53.5 MT of coal in 2006 with over 95% sold to the export market. This move also opens up opportunities for the Company to own and operate a range of world-class, competitive and profitable electricity and energy businesses.

The acquisition specifically addresses the fuel requirements for the upcoming 7,000 MW power projects which includes 4,000 MW Mundra Ultra Mega Power Project (UMPP), Trombay and the coastal power project in Maharashtra. It also complements and supports the assumptions made in the bid for Mundra UMPP.

Energising the pace of growth

THE TALA TRANSMISSION PROJECT


DELHI
MANDOLA
BAREILLY
LUCKNOW
GORAKHPUR
MUZAFFARPUR
PURNEA
SILIGURI
TALA
BHUTAN
BANGLADESH
Graphical representation. Not to scale.



India's first inter-state transmission project with public-private partnership

Powerlinks Transmission Limited, a 51%: 49% joint venture between the Tata Power Company and Power Grid Corporation of India Ltd., represents India's first inter-state transmission project with public-private partnership since the enactment of the Electricity Act and paves the way for similar successful partnerships in this sector. The Tala Transmission Project entailed the construction of 1,200 kms. of 400 KV transmission lines from the Tala Hydro Project (Bhutan) to the Delhi region. It was conceptualised to evacuate 1,020 MW of power from Bhutan and transmit it to the power deficit states in North India while also facilitating the transmission of surplus power from the North-Eastern region. The successful commissioning of the Tala Transmission system ahead of schedule in 2006 has led to the synchronisation of the Northern Grid with the Western Grid, the Eastern Grid and the North-Eastern Grid thus enhancing the national grid capacity with improved stability and reliability. Though a young company, Powerlinks is already well established in the field of project management and quality control systems. It has been accredited with the following:

- The Quality Management System certification ISO 9001:2000
- Environmental Management System certification ISO 14001:2004
- The Occupational Health & Safety Management System certification, OHSAS 18001:1999.

PROJECTS UNDER IMPLEMENTATION


POWER Ltd





Maithon Project

The 1,050 MW Right Bank Thermal Power Project being developed by Maithon Power Limited - a joint venture between Tata Power and Damodar Valley Corporation (DVC) is progressing as per schedule. The site work will commence shortly and the project is expected to be commissioned by FY 2011.

Project in coastal Maharashtra

The Company is actively pursuing setting up a 2,400 MW mega power project in Shahpur, coastal Maharashtra based on imported coal to meet the long-term power requirements of Mumbai City, Maharashtra State and neighbouring States. The Company is actively pursuing land acquisition with the support of the Government of Maharashtra.

Expansion project at Trombay

The Company is implementing a 250 MW coal based plant at Trombay to meet the future requirements of the Mumbai license area. The project has received all clearances and the project site development activities are in progress.

Energising the pace of growth







New Plant at Haldia, West Bengal

Tata Power hs acquired a 2 x 45 MW (under construction) IPP power plant from Hooghly Met Coke & Power Company Ltd. (a 98% subsidiary of Tata Steel Limited). The Company will also set up an additional 30 MW plant to meet the power requirements of Hooghly Met Coke's operating plants.

New Diesel Generation Capacity

The Company has imported low capital cost DG sets of 100 MW capacity (to be commissioned in the coming year) to meet the growing peak demand requirements of Mumbai. These DG sets have a short commissioning period and are an interim arrangement to meet the additional power requirements.

Wind farms

An additional wind power capacity of 37.6 MW at Khandke and 7.5 MW at Bramanvel, Maharashtra has been commissioned. The total cumulative of the wind farms will be 85.4 MW and is expected to be fully commissioned during the coming year.





CPPs for Tata Steel

The **Jojobera Thermal Power Station** recorded a generation of 2,731 MUs during the year as compared to 2,375 MUs in the previous year. The generation was higher by 15 % due to full year operation of Unit 4 commissioned in November, 2005.

Industrial Energy Limited (IEL) is a joint venture between Tata Power (74%) and Tata Steel (26%) that will develop new Captive Power Projects (CPPs) to meet the power requirements of Tata Steel.

As on date, IEL is developing the following projects:

Unit for Tata Steel Works, Jamshedpur: The 120 MW power plant being constructed at Tata Steel Works in Jamshedpur is progressing as per schedule and is targeted to be commissioned in 2008. The power plant will utilise waste blast furnace and coke oven gases to generate power to meet the requirements of the expansion of the steel plant.

Unit 5 at Jojobera: A 120 MW coal based Unit is being developed at Jojobera. The order for the main plant and equipment has been placed.

Other Units: The Company is in discussions with Tata Steel for setting up new Captive Power Plants for Tata Steel's various expansion projects in States like Chhattisgarh, Orissa and Jharkhand.

Board of Directors



Mr. R. N. Tata
(Chairman)



Mr. Syamal Gupta



Mr. R. Gopalakrishnan



Dr. H. S. Vachha



Mr. R. K. Misra
(LIC Nominee)



Mr. A. J. Engineer



Mr. N. H. Mirza



Mr. Rahul Asthana
(State Government Director)



Mr. P. R. Menon
(Managing Director)



Mr. G. F. Grove-White
(Executive Director and
Chief Operating Officer)



Mr. S. Ramakrishnan
(Executive Director)



Mr. A. K. Sardana
(Executive Director)

SECRETARY	:	Mr. B. J. Shroff
REGISTERED OFFICE	:	Bombay House, 24, Homi Mody Street, Mumbai - 400 001
SHARE REGISTRARS	:	**TSR DARASHAW LIMITED** 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr. E. Moses Road, Mahalaxmi, Mumbai 400 011.
SOLICITORS	:	Mulla & Mulla and Craigie, Blunt & Caroe
AUDITORS	:	Deloitte Haskins & Sells
BANKERS	:	State Bank of India Citibank N.A. Standard Chartered Bank Ltd. ICICI Bank Ltd. IDBI Bank Ltd.

Contents

Annual General Meeting on Wednesday, the 8th day of August 2007 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai - 400 020.
As a measure of economy, copies of the Annual Report will not be distributed at the Annual General Meeting. Shareholders are requested to kindly bring their copies to the meeting.

Visit us at : www.tatapower.com



Directors' Report

TO THE MEMBERS,

The Directors are pleased to present their Eighty-eighth Annual Report on the business and operations of the Company and the statements of account for the year ended 31st March, 2007.

1. FINANCIAL RESULTS

		FY 2007 (Rupees crores)	*FY 2006 (Rupees crores)*
(a)	Net Sales / Income from other Operations	4,715.32	*4,534.16*
(b)	Operating Expenditure	3,991.88	*3,698.70*
(c)	**Operating Profit**	**723.44**	***835.46***
(d)	*Add*: Other Income	343.99	*325.61*
(e)	*Less*: Interest and Finance charges	189.50	*165.28*
(f)	Profit before Depreciation, Provision for Contingencies and Tax	877.93	*995.79*
(g)	*Less*: Depreciation	291.92	*278.34*
(h)	*(Add)*: Provision for Contingencies	—	*(30.00)*
(i)	**Profit before tax**	**586.01**	***747.45***
(j)	*Less/(Add)*: Provision for taxes (including provision for deferred tax and fringe benefit tax)	(110.79)	*136.91*
(k)	**Net Profit after tax**	**696.80**	***610.54***
(l)	*Less*: Statutory appropriations	22.83	*35.29*
(m)	**Distributable Profits**	**673.97**	***575.25***
(n)	*Add*: Balance brought forward from the previous year	1,666.15	*1,432.83*
(o)	**Balance** which the Directors have appropriated as under to:	**2,340.12**	***2,008.08***
	(i) Proposed Dividend	188.22	*168.41*
	(ii) Additional Income-tax on Dividend	31.99	*23.52*
	(iii) Debenture Redemption Reserve	6.25	*—*
	(iv) General Reserve	150.00	*150.00*
	TOTAL	376.46	*341.93*
Leaving a balance of to be carried forward		**1,963.66**	***1,666.15***

2. FINANCIAL HIGHLIGHTS

During the year, the Company reported its highest ever Profit after Tax of Rs. 696.80 crores, a growth of 14.13% as against Rs. 610.54 crores for the previous year. The Operating Revenue is however higher only by 4% at Rs. 4,715.32 crores due to certain adjustments, explained below.

The Company has received favourable assessments/orders pertaining to its Mumbai Licence Area (Mumbai LA) relating to previous years and therefore reversed tax provisions aggregating Rs. 181.74 crores. In accordance with the Regulations, Rs. 223.94 crores (which includes Rs. 181.74 crores of tax adjustment) has been considered as a rebate. This rebate has been debited to revenue and consumers in the Mumbai LA will be given a share of this amount as may be decided by the MERC. The impact of these reversals will be incorporated by the MERC in the future tariff order. The drop in Operating Profit and Profit before Tax is essentially due to the above rebate being provided for in the books of account. Without this adjustment, the revenue from Power business registered a growth of 11% due to higher volume sold coupled with higher recoverable fuel and power purchase costs, recognised as revenue in the Mumbai LA and due to the full year operation of the Jojobera Unit 4 during the year.

Consequent to the Company commissioning new wind farms, Minimum Alternate Tax (MAT) is applicable for the year.

Earnings per Share (Basic) showed an increase of 17.19 % to Rs. 34.02 as against Rs. 29.03 in the previous year.

The Notes to accounts referred to in the Auditors' Report are self-explanatory and therefore do not call for any further comment. The consolidated statements of the Company have been prepared in accordance with Accounting Standard 21 on Consolidated Financial Statements, Accounting Standard 23 on Accounting of Investments in Associates and Accounting Standard 27 on Financial Reporting of Interests in Joint Ventures, issued by the Council of the Institute of Chartered Accountants of India.

3. DIVIDEND

Your Directors are pleased to recommend for the approval of the shareholders, a dividend of 95 % (Rs. 9.50 per share) (FY 06 dividend Rs. 8.50 per share).

4. POWER BUSINESS

4.1. Operational Highlights

The Company generated 14,269 Million Units (MUs) of power from all its power plants during the year as compared to 13,746 MUs in the previous year, an increase of 3.80%.

4.2. Tata Power Licence Area Business - Mumbai

4.2.1. Trombay Thermal Power Station

The Trombay Thermal Power Station recorded a generation of 9,180 MUs during the year as compared to 9,185 MUs generated in the previous year. The generation at Trombay was backed down to accommodate higher generation at the Hydro stations on account of good monsoons, thus optimizing the balance between thermal and hydro generation and reducing the pressure of rising fuel cost on the consumers. The 500 MW Trombay Unit 6 achieved an Indian record of continuous operation of 12,405 hours. The Station completed 50 years of operation in December, 2006.

4.2.2. Hydro Stations - Bhira, Bhivpuri and Khopoli

The three hydro power plants collectively generated 2,138 MUs during the year. This is the highest ever generation by the hydro plants with the previous high being 2,024 MUs in the previous year.

This year has been significant with the hydro lakes receiving the second highest total inflow of 2,344 million cubic metres (MCM), the previous high being 2,350 MCM in 1927. Maximising hydro generation during the monsoons, helped in minimizing floods and preventing damage to property in Lonavla, Maval and Mulshi areas.

4.2.3. Transmission and Distribution

During the year, a Distribution Automation System was commissioned using Code Division Multiple Access (CDMA) technology benefiting all key consumers in Central Mumbai and North Mumbai by enabling automatic restoration of power supply in case of any interruptions.

4.2.4. Sales

During the year, the Mumbai LA recorded a sale of 11,218 MUs, as against 10,421 MUs during the previous year. In addition, the Company sold its off peak surplus generation of 286 MUs to Maharashtra State Electricity Distribution Company Limited to meet the growing demand in the rest of Maharashtra. However, to meet the increased demand in the Mumbai LA during peak hours, the Company purchased 872 MUs during the year as against 590 MUs in the previous year.

Subsequent to the directives issued by Maharashtra Electricity Regulatory Commission (MERC), the revised Power Purchase Agreement (PPA) between the Company and Brihanmumbai Electric Supply and Transport (BEST) was submitted to MERC for approval in December, 2006. The approval from MERC is awaited. The PPA with Reliance Energy Limited (REL) is awaiting finalization, pending resolution on the issue of allocation of capacity.

4.3. Tata Power Captive Power Plant/Independent Power Producer Business

4.3.1. Jojobera Thermal Power Station

The Jojobera Thermal Power Station recorded a generation of 2,731 MUs during the year as compared to 2,375 MUs in the previous year. The generation was higher by 15% due to full year operation of Unit 4 commissioned in November, 2005.

4.3.2. Belgaum Power Station

The 81.3 MW Belgaum Independent Power Plant (IPP) generated 189 MUs during the year as compared to 135 MUs in the previous year due to increased demand in Karnataka. The Company continues to earn fixed charges on the installed capacity in line with the PPA with the Karnataka Power Transmission Corporation Limited.

4.4 Wind Generation

The existing 17 MW wind farm at Supa near Ahmednagar, Maharashtra generated 29 MUs during the year as against 27 MUs generated in the previous year.

During the year, the Company successfully commissioned additional wind power capacity of 37.6 MW at Khandke and 7.5 MW at Bramanvel in Maharashtra. An additional capacity of 40.3 MW will be commissioned during the coming year. With this, the total capacity commissioned will be 102.4 MW.

4.5. Tata Power – New Generation Projects

4.5.1. Ultra Mega Power Project-Mundra

The Company was successful in winning one of the first two Ultra Mega Power Projects (UMPP) through a competitive bidding process at Mundra. The Letter of Intent for the 4000 MW Mundra project in coastal Gujarat was issued to the Company in December, 2006.

The Company has acquired the project special purpose vehicle company - Coastal Gujarat Power Limited (CGPL - initially floated by the Power Finance Corporation), as a wholly owned subsidiary, in April 2007. CGPL has signed PPAs with 7 procurers (distribution licencees) for the sale of contracted capacity. In terms of the bid, the commitment for the commissioning of the units is beginning from the first half of FY 13 to mid of FY 15. The Company is targeting to commission the units well ahead of the commitment.

CGPL has also signed a contract for complete Boiler Island scope on an EPC basis with Doosan Heavy Industries & Construction Company Limited, Korea. The contract covers 45% of the total ordering that CGPL has to do under this project. In keeping with its pioneering spirit, the Company brings in the first 800 MW unit to India, thereby ushering India into the era of 800 MW super-critical technology.

CGPL is considering funding the project through a debt equity mix of 80:20. CGPL is exploring various options of overseas and domestic debt to meet its funding requirements. CGPL is targeting to achieve financial closure for the project this financial year.

4.5.2. Maithon Joint Venture Project

The Company is implementing a 1050 MW project along with Damodar Valley Corporation (DVC) as its joint venture partner. The Company has a 74% equity stake in the project company-Maithon Power Limited, with the balance 26% being held by DVC. The project has received consents and is progressing as per schedule. The project is expected to achieve financial closure in FY 08. The project site works will commence shortly and the project is expected to be commissioned in the first half of 2011.

4.5.3. Coastal Maharashtra Project

The Company is actively pursuing setting up a 1600 MW power project intially, going upto 2400 MW in coastal Maharashtra, based on imported coal, to meet the long-term power requirements of Mumbai city, Maharashtra state and other neighbouring states. The Company is actively pursuing land acquisition with the support of Government of Maharashtra (GoM). The Maharashtra Pollution Control Board has issued its 'Consent to Establish' for the project. The clearance from the Ministry of Environment and Forests, New Delhi is awaited.

4.5.4. 250 MW Expansion Project at Trombay Thermal Power Station

The 250 MW coal based plant at Trombay, to meet Mumbai LA's future power requirement, is progressing as per schedule. The capital cost of the project is Rs. 990 crores and the project is scheduled to be commissioned in the second half of 2008.

4.5.5. Diesel Generation Capacity

In order to meet the growing peak demand requirements of Mumbai city, the Company has imported used DG sets of 100 MW capacity. The project implementation has got delayed because of difficulties in land acquisition but is scheduled to be commissioned in early 2008.

4.5.6. Haldia Power Plant

During the year, the Company acquired the 2 x 45 MW (under construction) power plant from Hooghly Met Coke & Power Company Limited (HMC), a 98% subsidiary of Tata Steel Limited (Tata Steel). The project is scheduled for commissioning in late 2007 and would have a capital outlay of Rs. 410 crores. The plant will utilize coke oven gases to generate power, a part of which will be sold under a PPA to the West Bengal State Electricity Distribution Company Limited and the remaining traded through Tata Power Trading Company Limited. The Company will also set up an additional 30 MW plant to be commissioned in the second half of 2008.

4.5.7. Captive Power Plants for Tata Steel

Formation of Industrial Energy Limited (IEL)

Pursuant to the new Captive Power Policy under The Electricity Act, 2003, the Company and Tata Steel have set up IEL as a joint venture company. The Company holds 74% of the equity capital and the balance is held by Tata Steel. All new captive power projects to be developed for meeting power requirements of Tata Steel will be developed by IEL.

As on date, IEL is developing the following projects:

(A) Unit for Tata Steel Works, Jamshedpur

The 120 MW power plant being constructed at Tata Steel Works in Jamshedpur at a cost of Rs. 490 crores, is progressing as per schedule and targeted for commissioning in the first half of 2008. The power plant will utilize waste blast furnace and coke oven gases to generate power to meet the requirements of the expansion of the steel plant.

(B) Unit 5 at Jojobera

A 120 MW coal based unit is being developed at a cost of Rs. 620 crores. The order for the main plant and equipment has been placed and the project is expected to be commissioned in the first half of 2009.

With the commissioning of the two projects, the generating capacity in Jamshedpur will be 667.5 MW.

(C) New Captive units

The Company is in discussions with Tata Steel for setting up new Captive Power Plants (CPP) for Tata Steel's various expansion projects in states like Chhattisgarh, Orissa and Jharkhand.

4.6. Tata Power's acquisition in Indonesian Coal Companies

The Company has signed definitive agreements to purchase 30% equity stake in two major Indonesian coal producers, PT Kaltim Prima Coal and PT Arutmin Indonesia and related associate companies owned by PT Bumi Resources Tbk for a consideration of USD 1.1 billion prior to working capital and other adjustments.

The acquisition secures the Company's fuel requirements for the Mundra UMPP and supports the assumptions made in the bid for the Mundra UMPP. The off-take agreement signed by the Company entitles it to purchase about 10.5 million tonnes of coal per annum.



The Company will partly finance the transaction with a USD 600 million non-recourse debt to be raised by Special Purpose Vehicles (SPVs) that have been set up in Mauritius and Cyprus for investing in the coal companies. In addition, the SPVs will raise USD 350 million debt which will be guaranteed by the Company. The balance fund requirement will come out of the Company's internal accruals and available cash.

4.7. Captive Coal Blocks

The Company had applied to the Ministry of Coal, Goverment of India for 18 coal blocks in the states of Chhattisgarh, Jharkhand, Andhra Pradesh and Orissa in order to obtain competitive Indian coal for power generation. The applications are being pursued with the Ministry of Coal.

4.8. Tata Power – Distribution, Transmission and Power Trading Businesses

4.8.1. North Delhi Power Limited (NDPL)

The Company's distribution joint venture NDPL posted a revenue of Rs. 2,052.20 crores during the year, a growth of 11.15% and a net profit of Rs. 185.79 crores during the year as compared to Rs. 112.52 crores in the previous year. The Aggregated Technical and Commercial (AT & C) losses have been reduced from 53.40% to 23.70 % in a period of 4 years and 9 months, as against the regulatory target of 31.10% by the end of 5 years. This has resulted in additional revenues of Rs. 207.77 crores during the year as against Rs. 172.16 crores during the previous year, enabling NDPL to have an additional operating profit of Rs. 72.39 crores during the year as against Rs. 55.39 crores in the previous year. NDPL declared a dividend of 16% for FY 07.

NDPL has won the 'Meritorious Performance for years 2004-2005 and 2005-2006' award instituted by the Central Electricity Authority (CEA) for power distribution in the country.

4.8.2. Powerlinks Transmission Limited (Powerlinks)

Powerlinks, the first public-private joint venture in power transmission in India has commenced commercial operation during the year. With the commissioning of this line, four regions namely Northern, Eastern, North-Eastern and Western regions are now in synchronous mode. Powerlinks in its first year of operations has earned revenues of Rs. 135.01 crores and a profit after tax of Rs. 20.57 crores. Powerlinks has declared a maiden dividend of 1.8% for FY 07.

Powerlinks has been felicitated with "ENpower Awards 2006" for being adjudged as "India's Best Corporation" in the category – Project Management for the Transmission & Distribution sector.

4.8.3. Tata Power Trading Company Limited (TPTCL)

TPTCL traded 1,205 MUs during the year as compared to 675 MUs in the previous year, thereby resulting in an increase in its revenues by 191% to Rs. 603.76 crores from Rs. 207.76 crores in the previous year. Profit after tax also increased to Rs. 3.84 crores as against Rs. 3.18 crores in the previous year. The operations have been expanded to cover the entire country including the North-Eastern states. TPTCL declared a dividend of 20% for the year FY 07 on its equity shares.

The trading business has been subject to a cap on the profit per traded unit by the Central Electricity Regulatory Commission in the year. This has been contested by major power traders in the country and a final verdict on the same is awaited.

4.9. Financing

As a step towards meeting its funding requirements, the Company has proposed to make a preferential issue of Equity Shares and Warrants to Tata Sons Limited in accordance with the Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (SEBI DIP Guidelines). The preferential issue comprises equity shares not exceeding 98,94,000 of Rs. 10 each in FY 08 and warrants not exceeding 1,03,89,000 with an option to subscribe to 1 Equity Share of Rs. 10 each per warrant which option shall be exercisable after 1st April, 2008 but not later than 18 months from the date of issue of the warrants. The Company expects to raise approximately Rs. 1,200 crores through this issue in FY 08 and FY 09. The above mentioned Equity Shares will be eligible for dividend for FY 07, once the Equity Shares are issued, subscribed and allotted to Tata Sons Limited. The Company is considering various options to meet its funding requirements and is well positioned to raise the required borrowing from the overseas and domestic market.

During the year, the Company raised a long-term loan from Infrastructure Development Finance Company Limited of Rs. 450 crores to meet its capex requirements and Commercial Papers of Rs. 500 crores were placed with domestic mutual funds. After the end of financial year, the Company has also finalised a rupee denominated loan of Rs. 300 crores from Asian Development

Bank and Indian Renewal Energy Development Agency Limited (IREDA) to fund its new Wind project in Maharashtra.

The Company's long-term debt paper continues to be rated high by credit rating agencies. However, the credit rating agencies have put the Company on credit watch with negative implications/ negative outlook/ review for a possible down grade, mainly following the Company's decision to acquire equity in Indonesian coal companies and the execution of the Mundra UMPP. The rating agencies will take a final view as and when the full details of the projects and funding arrangements are finalized. The credit rating agencies also believe that the Company's competitive position, adequate liquidity, favourable debt maturity profile and good access to financial resources mitigate some of the pressure on the ratings.

5. TATA POWER - OTHER BUSINESS

5.1. Strategic Electronics Division (SED)

SED during the year registered revenues of Rs. 51 crores, against Rs. 38.18 crores during the previous year. Major programs that contributed to the turnover include Electronic systems for Rocket Launchers, Fire Control Computers for the Main Battle Tank Arjun and Command and Control systems. Orders pending execution as on the year end were in excess of Rs. 200 crores. During the year, SED received seven manufacturing licences under new Defence Procurement Procedures, making SED eligible to receive Request for Proposals for major programs from the Ministry of Defence.

6. ENERGY CONSERVATION AND ENVIRONMENT PROTECTION

6.1. Energy Conservation Initiatives

A joint Energy Conservation Awareness Campaign – 'I Will, Mumbai Will' was launched jointly by all the distribution companies in Mumbai. The joint campaign is intended to refresh and reinforce the spirit of wastage elimination, efficiency improvement and cost reduction in usage of electricity.

Other energy conservation initiatives taken up by the Company are as follows:

- Consistent control in its auxiliary power consumption at all its generating units at Trombay, Hydros, Jojobera and Belgaum.
- Reduction in transformer core losses by switching off underutilized transformer at Belgaum plant during the stand by period.
- Detailed energy audit of Trombay Thermal Power Station by Central Power Research Institute.
- Usage of variable speed drives for heater drip pumps of Unit 5 and 6 resulting in savings of 2 MUs per annum.

6.2. Environment

- During the year, more than 2,700 saplings were planted in and around Belgaum plant premises and at customer premises.
- A rain harvesting scheme was implemented at the government school in Shindholi village, Belgaum, Karnataka.
- Over 10 lakh saplings were planted in our hydro lakes catchment area for sustaining the indigenous species in the area.
- Over one lakh Mahseer fingerlings were raised in our hatchery at Lonavla.
- In Belgaum, in-house facilities were established in association with The Energy Research Institute (TERI) for treating oily waste in an environment friendly manner, using a bio-remediation process.

7. TATA BUSINESS EXCELLENCE MODEL (TBEM)

During the year, the Company continued to use TBEM to align and integrate organizational capabilities and focus on bench marking critical processes. Initiatives such as 5S and Quality Circles have ensured active and greater involvement of personnel at all levels in performance improvement. These initiatives will help the Company in delivering superior values to all its stakeholders.

8. RISK MANAGEMENT

During the year, as part of the Risk Management Process, the Company identified various risks and finalized mitigation plans. The Internal Audit Plan was framed to cover the high risk areas. The Risk Management Policy was reviewed and approved by



the Board and is monitored on a quarterly basis.

9. REGULATORY MANAGEMENT

Tariff Order for FY 07

The MERC passed a tariff order in October, 06 in which it disapproved a part of the actual expenditure incurred for the years FY 05 and FY 06. The Company had filed a review and clarification petition with MERC, which was subsequently disposed off by MERC. In the said order, MERC maintained its earlier stand. The Company is of the view, supported by legal opinion, that the aforesaid order can be successfully challenged and has therefore filed an appeal with Appellate Tribunal for Electricity (ATE) against the above order. In light of the appeal, no adjustments, have been made in the accounts for the current year in respect of these items.

Multi Year Tariff (MYT) for FY 08 to FY 10

For Tariff determination, MERC has adopted MYT principle for the licensees in Maharashtra. The Company had submitted its Annual Revenue Requirement and Tariff proposal for FY 08 to FY 10. MERC issued Tariff Orders for the Company's Generation, Transmission and Distribution businesses covering the tariff for FY 08 and performance paramaters for the years FY 08 to FY 10.

Standby Charges

The Company and REL filed Appeals before ATE against the Order dated 31st May, 2004 passed by MERC on the sharing of standby charges between the Company and REL for the period from 1st April, 1999 to 31st March, 2004.

The ATE set aside the MERC order and had directed the Company to refund a sum of Rs. 354 crores to REL along with interest at the rate of 10% per annum on the amount from 1st April, 2004 till the date of payment.

On an appeal filed by the Company, the Supreme Court has stayed the operation of the ATE order. However, the Supreme Court has directed the Company to deposit an amount of Rs. 227 crores and submit a bank guarantee for an equal amount, which the Company has complied with. The date for the hearing is not yet being fixed.

Distribution Licence in Mumbai

The ATE vide its order dated 22nd May, 2006 held that the Company has not been granted licence to undertake retail distribution. The Company has filed an Appeal with the Supreme Court against the above ATE order. The hearing has been completed and the judgement is awaited.

10. HUMAN RESOURCES DEVELOPMENT

During the year there was a renewed thrust on attracting, developing and retaining talent and a talent management system is being implemented.

To develop competency of employees and thereby enhance organizational effectiveness and productivity, a number of need based training and development programs were organized with special emphasis on fostering a culture of innovation.

As a part of our on-going initiative for continuous improvement, policies and processes are being re-designed to align ourselves with changing requirements. All major projects will have organizational structures that achieve benchmarked manning standards.

Industrial relations continue to be cordial.

11. FOREIGN EXCHANGE EARNINGS/OUTGO

The foreign exchange earnings of the Company during the year under review amounted to Rs. 104.31 crores (previous year Rs. 82.88 crores), mainly on account of Euro Notes currency swaps, interest earned on Foreign Currency Convertible Bonds (FCCB) funds parked abroad and project exports. The foreign exchange outflow during the year was Rs. 1,015.44 crores (previous year Rs. 647.95 crores), mainly on account of fuel purchase of Rs. 820.52 crores (previous year Rs. 470.22 crores), repayment of foreign currency loans with interest thereon, NRI dividends and FCCB interest of Rs. 84.69 crores (previous year Rs. 129.99 crores) and purchase of capital equipment, components and spares and other miscellaneous expenses of Rs. 110.23 crores (previous year Rs. 47.74 crores).

12. AWARDS/RECOGNITION

During the year, the Company received various awards and recognitions, significant amongst which are the following:

- Power Line's Expert Choice Award as the "Most Admired Organisation in the Private/Joint Sector."

- Amity Corporate Excellence Award for being one of the best and most admired business organizations with unparalleled performance.
- Gold Shield from the Ministry of Power for Outstanding Performance in FY 06 of Unit 6 of Trombay Thermal Power Station.
- Greentech Platinum Award for Safety for Jojobera division.
- Rajiv Gandhi National commendation certificate in the large scale manufacturing industry-industrial sector for Jojobera division.
- Greentech Platinum Award for Environmental Management for Jojobera division.
- Gold Shield from the Institute of Chartered Accountants of India for Excellence in Financial Reporting for FY 06 in the "Infrastructure and Construction Sector".
- Merit Award from South Asian Federation of Accountants for Excellence in Financial Reporting in FY 05 in the "Manufacturing Sector".

13. SAFETY

The Company continues to place emphasis on workplace safety, health and ergonomics. Near miss incidents which could be precursors to major accidents are tracked and addressed for corrective action. Better safety devices are provided at all critical locations to ensure safe working. Behavioural based safety motivational training programmes are conducted for the Company and contractors' workmen. Emergency plans are in place and are updated at regular intervals.

14. COMMUNITY DEVELOPMENT AND CORPORATE SOCIAL RESPONSIBILITY (CSR)

The Company continued its emphasis on CSR activities by developing infrastructure for education, sanitation, accessibility at remote areas and providing drinking water schemes.

Regular medical check ups were carried out and medicines provided to persons at the Company's health centres. A number of eye camps, blood donation camps and health awareness programmes were organized at different locations.

Under AARTI, the Smokeless Chula programme continued, with 1,200 chullahs being provided so far. Besides, a number of training programmes were carried out for developing self employment opportunities among the rural population.

The Company has organized a Jan Jagruti Abhiyan since the last four years educating people at large about electrical safety thus helping in reducing line tripping and electrical accidents under overhead lines.

15. GLOBAL COMPACT COMPLIANCE

The Company has declared its support to the Global Compact Initiative taken up by the Secretary General of the United Nations in 2002. The Compact requires businesses to adhere to Ten Principles in the areas of Human Rights, Labour Standards, Environment and Anti-bribery. The Company submitted to the Global Compact website, its "Communication on Progress" as required, in respect of implementation of the Ten Principles in its business processes.

16. DISCLOSURE OF PARTICULARS

Particulars required by the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are given in the prescribed format as Annexure I to the Directors' Report.

Particulars of Employees: Information in accordance with the provisions of Section 217(2A) of the Companies Act, 1956 (the Act), read with the Companies (Particulars of Employees) Rules, 1975, as amended, regarding employees is given in Annexure II to the Directors' Report.

17. SUBSIDIARIES

On an application made by the Company under Section 212(8) of the Act, the Central Government, vide letter dated 9th May, 2007, exempted the Company from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report and Auditors' Report of the subsidiary companies and other documents required to be attached under Section 212(1) of the Act to the Balance Sheet of the Company. Accordingly, the said documents are not being attached with the Balance Sheet of the Company. A gist of the financial performance of the subsidiary companies is contained in the report. The Annual Accounts of the subsidiary companies are open for inspection by any member/investor and the Company will make available these



documents/details upon request by any Member of the Company or to any investor of its subsidiary companies who may be interested in obtaining the same. Further, the Annual Accounts of the subsidiary companies will be kept open for inspection by any investor at the Company's Head Office and that of the subsidiary company concerned.

18. DIRECTORS

Mr C P Mistry resigned with effect from 18th September, 2006. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr Mistry.

Mr N H Mirza was appointed as an Additional Director with effect from 29th September, 2006 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956 (the Act). Mr Mirza holds office only upto the date of the forthcoming Annual General Meeting (AGM) and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mirza's appointment as a Director.

Mr P R Menon was appointed as an Additional Director with effect from 16th October, 2006 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Menon holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr Menon's appointment as a Director. The Board also appointed Mr Menon as the Managing Director effective the same date. His appointment and remuneration payable to him require the approval of the Members at the ensuing AGM. Consequent upon the appointment of Mr Menon as the Managing Director, the Management Committee, comprising of Mr R N Tata, Mr Syamal Gupta and Mr A J Engineer, constituted to oversee the Company's operations, was disbanded with effect from 16th October, 2006.

Mr G F Grove-White was appointed as an Additional Director with effect from 30th October, 2006 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Grove-White holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr Grove-White's appointment as a Director. The Board also appointed Mr Grove-White as the Executive Director & Chief Operating Officer effective the same date. His appointment and remuneration payable to him require the approval of the Members at the ensuing AGM. Vide its letter dated 18th May, 2007, the Central Government has approved the appointment of Mr Grove-White as Executive Director of the Company for the period from 30th October, 2006 to 29th October,2010.

Mr S S Bhatia, State Government Director on the Board of the Company resigned with effect from 27th October, 2006. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr Bhatia.

Mr J S Kawale, who was nominated by the GoM in place of Mr Bhatia, was appointed as a Director with effect from 27th November, 2006.

Mr A K Sardana was appointed as an Additional Director with effect from 1st March, 2007 in accordance with Article 132 of the Articles of Association of the Company and Section 260 of the Act. Mr Sardana holds office only upto the date of the forthcoming AGM and a Notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Sardana's appointment as a Director. The Board also appointed Mr Sardana as the Executive Director effective the same date. His appointment and remuneration payable to him require the approval of the Members at the ensuing AGM.

Mr J S Kawale, State Government Director on the Board of the Company, resigned with effect from 5th March, 2007. The Board has placed on record its appreciation of the valuable contribution made to the Company by Mr Kawale.

Mr Rahul Asthana, who has been nominated by the GoM in place of Mr J S Kawale, was appointed as a Director with effect from 30th March, 2007.

In accordance with the requirements of the Act and the Articles of Association of the Company, Mr R K Misra and Mr A J Engineer retire by rotation and are eligible for re-appointment.

19. AUDITORS

Members will be requested, as usual, to appoint Auditors and to authorize the Board of Directors to fix their remuneration. In this connection, the attention of the Members is invited to Item No. 15 of the Notice and its related Explanatory Statement.

Members will also be requested to pass a resolution (vide Item No. 16 of the Notice) authorizing the Board of Directors to appoint Hoda Vasi Chowdhury & Co. as the Branch Auditors of the Bangladesh Branch of the Company and to fix their remuneration. Vide the same resolution, Members are also requested to authorize the Board of Directors, in consultation with the Company's Auditors, to appoint Auditors/Branch Auditors/Accountants for the purpose of auditing the accounts maintained in respect of other branches of the Company, if any, which may be opened during the year, in India and abroad.

As per the requirement of the Central Government and pursuant to Section 233B of the Act, the Company carries out an audit of cost accounts relating to electricity every year. Subject to the approval of the Central Government, the Company has appointed M/s N I Mehta & Co. to audit the cost accounts relating to electricity for FY 08.

20. AUDITORS' REPORT

The notes to the Accounts referred to in Auditors' Report are self explanatory and, therefore, do not call for any further explanation under Section 217(3) of the Act.

21. CORPORATE GOVERNANCE

To comply with conditions of Corporate Governance, pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, a Management Discussion and Analysis Statement, Report on Corporate Governance and Auditors' Certificate, are included in the Annual Report.

22. DIRECTORS' REPONSIBILITY STATEMENT

Pursuant to Section 217(2AA) of the Act, the Directors based on the representations received from the Operating Management, confirm that:

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to all material departures;

ii) they have, in the selection of the accounting policies, consulted the Statutory Auditors and have applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

iii) they have taken proper and sufficient care to the best of their knowledge and ability for the maintenance of adequate accounting records in accordance with the provisions of the Act, for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

23. ACKNOWLEDGEMENTS

The Directors thank the Company's customers, vendors, investors, business associates, bankers and academic institutions for the support to the Company.

The Directors also thank the Government of India, the concerned state governments and all concerned statutory, including regulatory authorities.

The Directors appreciate and value the contributions made by every member of the Tata Power family.

On behalf of the Board of Directors,

R N TATA
Chairman

Mumbai, 30th May, 2007



Annexure I to the Directors' Report

FORM B

Form for disclosure of particulars with respect to technology absorption

Research and Development (R & D)

1.	Specific area in which R & D carried out by the Company	:	Production of Flexi-rigid Module based Missile Control Electronics using Micro-miniature components
2.	Benefits derived as a result of the above R & D	:	Conformal packaging of Electronics in a space constrained airborne environment.
3.	Future Plan of Action	:	Advanced Algorithms for Fire Control systems for Mobile Platforms
4.	Expenditure on R & D (in Rs. lakhs)		
	(a) Capital	:	422.95
	(b) Recurring	:	67.03
	(c) Total	:	489.98

Technology absorption, adaptation and innovation

1.	Efforts, in brief, made towards Technology absorption, adaptation and innovation	:	1. Chlorine dioxide dosing system for condenser cooling water system 2. Silicon coating of 220 KV insulators and equipments at switchyard which are located close to the sea.
2.	Benefits derived as a result of the above efforts	:	1. Substitute for hazardous chlorine gas resulting in enhanced safety. 2. For enhanced system reliability.
3.	In case of imported technology (imported during the last five years reckoned from the beginning of the financial year), following information may be furnished :		
	(a) Technology imported	:	None
	(b) Year of import	:	NA
	(c) Has technology been fully absorbed	:	NA
	(d) If not fully absorbed, areas where this has not taken place, reasons thereof and future plans of action	:	NA

Annexure II to the Directors' Report

Statement pursuant to Section 217(2A) of the Companies Act, 1956 and the Companies (Particulars of Employees) Rules, 1975

Sr. No.	Name	Age (Years)	Designation/ Nature of Duties	Remuneration Gross Rs.	Remuneration Net Rs.	Qualification	Total Experience (Years)	Date of Commencement of Employment	Last Employment held and Designation
1.	AGARWAL R K	59	SR. GENERAL MANAGER	2,790,173	1,785,116	BE (E)	35	03/01/1973	–
2.	BAGHASINGH G *	54	VICE-PRESIDENT (HR)	1,229,174	711,805	BSc, M.Ed, PSD - PM&IR, PHD	29	01/11/2006	ALLIANCE INDIA (DIRECTOR - OPERATION)
3.	BAPAT U S	56	SR. GENERAL MANAGER	3,025,009	1,978,934	BE (E), DMS	34	10/11/1973	–
4.	CHARAN A	58	VICE-PRESIDENT (INTERNAL AUDIT AND RISK MGMT.)	5,015,207	3,164,132	B.E. (MECH), PG DBA I I M - AHMEDABAD	36	15/10/2001	INFORMATION TECHNOLOGY PARK LTD. (FINANCE DIRECTOR)
5.	CHAUDHRY R	46	CHIEF EXECUTIVE OFFICER (SED)	4,928,053	3,053,896	B.E. (ELN), M.TECH, (MANAGEMENT SYSTEM)	27	23/08/2001	BT WIRELESS (PROGRAMME DIRECTOR)
6.	GROVE-WHITE G F *	57	EXECUTIVE DIRECTOR & CHIEF OPERATING OFFICER	5,495,012	3,684,394	B.Sc. (HON.) MECH, ENG., C.ENG., M I MECH.E, DIP. A.F.	42	30/10/2006	ERARING ENERGY LTD., (MANAGING DIRECTOR)
7.	MEHTA A M	59	GENERAL MANAGER	2,905,792	1,864,902	MBBS	36	16/10/1976	LECTURER - GRANT MEDICAL COLLEGE
8.	MENON P R *	61	MANAGING DIRECTOR	3,602,709	1,912,386	B.TECH	36	16/10/2006	TATA CHEMICALS LTD. (MANAGING DIRECTOR)
9.	SARDANA A K	48	EXECUTIVE DIRECTOR	7,212,619	4,690,256	B.E. (ELEC) UNIVERSITY OF DELHI, ICWAI, PGDM	26	12/07/2002	BSES LTD. (V.P. HEAD OF CORP PLANNING & EPC BUSINESS GROUP)
10.	SEQUIERA R C *	47	VICE-PRESIDENT (HR)	2,991,600	1,907,092	B.Sc., PGD - ON & IR	22	01/06/2004	HSBC (SENIOR REWARDS MANAGER)
11.	SHROFF B J	55	VICE-PRESIDENT & COMPANY SECRETARY	3,740,688	2,361,592	B.COM., FCS, ASSOCIATE MEMBER OF THE INSTITUTE OF INTERNAL AUDITORS, FLORIDA, USA.	36	05/10/1998	THE BOMBAY BURMAH TRADING CORP. LTD. (COMPANY SECRETARY)
12.	RAMAKRISHNAN S	58	EXECUTIVE DIRECTOR	10,124,054	6,263,169	B.TECH (MECH) PG DBA I I M - AHMEDABAD	35	01/10/2004	TATA TELESERVICES LTD. (MANAGING DIRECTOR)
13.	WADHWA S	47	EXECUTIVE DIRECTOR (NDPL)	5,456,194	3,457,830	ICSI & ICAI, UNIVERSITY OF DELHI	24	02/08/2002	TATA CHEMICALS LTD. (CHIEF FINANCE OFFICER)

* Employed for part of the year

Notes :
(1) Gross remuneration comprises salary, allowances, monetary value of perquisites, commission to Directors and the Company's contribution to Provident and Superannuation Funds, but excludes provision for retiring gratuity for which separate figures are not available.
(2) Net remuneration is after tax and is exclusive of Company's Contribution to Provident and Superannuation Funds and monetary value of non cash perquisites.
(3) The nature of employment in all cases is contractual.
(4) None of the employees mentioned above is a relative of any Director of the Company.

On behalf of the Board of Directors,

R N TATA
Chairman

Mumbai, 30th May, 2007

Management Discussion and Analysis

1. INDUSTRY STRUCTURE AND DEVELOPMENTS

1.1. Power Sector in India

Enactment of The Electricity Act, 2003, has brought about various policy and regulatory initiatives. The Government of India (GoI) has finalised and issued the Rural Electrification Policy recently with an objective to provide electricity to all households by 2009. This is in addition to two other important policies viz. the National Electricity Policy and the National Tariff Policy that were issued last year. The National Electricity Plan, which was to be firmed up in 2005 by the Central Electricity Authority, is, however, yet to be finalised.

The Central and the State regulatory institutions in the country are seen to be getting more forward looking and have processed various regulatory orders on Annual Revenue Requirement (ARR), Tariff formulation including Multi Year Tariffs, Open Access, Intrastate Availability Based Tariff etc. The Appellate Tribunal for Electricity (ATE) has also become active and functional as a body to address grievances against the orders of Central and State Commissions. The Indian power sector appears to be progressing well on the policy initiative and regulation front.

The key to Indian reform is improving efficiencies in the power distribution sector. While the Regulatory Commissions are pressing for faster reduction of Aggregate Technical and Commercial (AT&C) losses, its implementation and results are slow. It is in this regard that the Central Government, the Prime Minister's Office and the Planning Commission have been highlighting this aspect through the Chief Ministers and the Chief Secretaries conferences. This is expected to evolve consensus on the reforms model, particularly on the need to curb commercial losses in the distribution segment of business. As has been the experience, strong political support is needed to achieve the desired results and ensure fiscal sustenance of the sector.

In addition to the above, the institutionalisation of the competitive bidding process for capacity addition in generation as well as transmission projects, with the Centre/States offering green-field ventures with key clearances in place would encourage investments, bring competitive tariffs for the benefit of consumers and see quicker execution of projects.

With visible progress on the legislative, administrative and policy front, close monitoring of implementation at senior levels of concerned Governments is critical to bridge the burgeoning demand-supply gap and to support 8-10% GDP growth targets of the Indian economy.

1.1.1. Generation

This year marked the end of the 10th Five Year Plan. About 21,200 MW of capacity got added in the 10th Plan against a target of 41,100 MW – 52% of target. In comparison, China has installed 1,05,000 MW in 2006. Focused efforts are thus required to implement the targeted 2,12,000 MW by 2012, up from the existing capacity of 1,32,000 MW.

The bidding for two of the nine planned Ultra Mega Power Projects (UMPP) viz. Mundra and Sasan was completed early this year. The Company, one of the winning bidders, has already moved ahead with the project. From concept to award, the GoI facilitated the process completion in six months. Similar thrust would help expeditious capacity addition. Above all, the participation of major private sector players in the bidding process has vindicated the quest for the GoI's initiative for low tariff ultra mega projects. Successful and timely moves on these projects will greatly help in mitigating the prevailing power shortage in the country.

Encouraged by the success of the UMPP route followed by the GoI, many States are initiating the process of inviting bids for mini UMPPs (on the lines of the UMPP route). In addition to this, States are also inviting competitive tariff based bids for sourcing their future short-term as well as long-term power requirements. This is an encouraging development for the sector and besides bringing transparency would also make tariffs competitive. Fuel such as coal and gas would also need to be dovetailed in terms of capacity allocations and linkages so that capacity addition programmes can progress smoothly.

1.1.2. Transmission

Development of select transmission projects through private sector participation has been initiated. Fourteen transmission projects have been identified for development through tariff based competitive bidding. The bidding process for two of the identified transmission systems has been taken up by the GoI. Power Grid Corporation of India Limited has also been asked by the GoI to study and plan transmission lines for evacuation of power from the proposed UMPPs to the beneficiary States. This is yet another initiative which needs to be dovetailed with the capacity addition programme of generation to harness the benefits of linking energy/fuel based availability in diverse geographical locations to the load-centers in other parts of the country.

1.1.3. Distribution and State Electricity Boards

Efficiency improvement in the power *distribution* sector is fundamental to power reforms. The GoI's initiative of Accelerated Power Development & Reform Programme (APDRP) as a vehicle to drive reforms in the distribution sector, has not yielded the much needed impetus to discipline and improved consumer services. This is now being reviewed in order to link performance improvement incentives with investments, fiscal discipline and improved services. Similarly, some States have taken the initiative of performance based franchise model for management of certain geographies which are burdened with dilapidated networks and extensive AT & C losses. In the meanwhile, successful models like the privatisation in Delhi need to be replicated across more States, if sustainable and impactful change needs to be achieved.

1.1.4. Rural Electrification

The Rural Electrification Policy seeks to provide electricity to all households by 2009 with a minimum lifeline consumption of 1 unit per household per day by 2012. Allocation to the Rajiv Gandhi Grameen Vidyutikaran Yojana (a National Rural Electrification Programme) has been increased from Rs. 3,000 crores in FY 07 to Rs. 3,983 crores in FY 08. The distributed generation concept to meet the power requirement of local rural networks has yet to take-off. The GoI's initiative may be necessary to develop viable Public Private Participation (PPP) based distributed generation models, based on Viability Gap Funding (VGF) options and for their replication in different rural communities. This would take the load off from State Power Utilities, propose self-reliance and self-governance in power in rural communities and would encourage cottage, local agrarian industry in the rural areas.

1.1.5 Fuel supply for Power Generation

Recent discoveries of gas in Krishna Godavari and Mahanadi basins along with the development of Coal Bed Methane (CBM) are expected to provide the much needed fuel diversity in the next 2-3 years. Gas utilisation can substitute oil and command a remunerative price in the industrial sector. However, it would need to establish its affordability for the power sector to compete with imported coal. Till then, coal is likely to be the mainstay for power generation.

The power sector has shown great interest in acquiring coal mines both in India and abroad to securitize fuel supplies for existing and proposed power projects. The GoI has initiated steps in promoting coal based generation at pitheads by identifying and offering captive coal blocks to the power sector. While this has received an overwhelming response, there is a lack of clear policy and speed in allocating the coal blocks to various applicants.

1.1.6 Renewable Energy

There has been an increased focus on renewable energy. Many utilities as well as private developers are going ahead with plans to develop wind farms, bio-fuel based projects and solar projects. To promote renewable energy and encourage its use, some State Commissions have enforced Renewable Purchase Obligations (RPO) on the distribution licensees. These licensees are required to meet a certain portion of their power requirement through renewable energy, which is a laudable initiative.

A simple and convenient Clean Development Mechanism (CDM) would supplement and boost investment in renewable energy. For renewable energy projects to be viable, Government/Regulatory support such as the present practice of allowing accelerated depreciation, RPOs, higher tariff, etc. would need to continue. To attract large scale investments, the Government could consider permitting trading of tax breaks since new entrants may not have the capacity to fully utilize the tax benefit. Similarly, the Government could enjoin land allocations to encourage large scale development of wind farms and solar farms.


TATA

1.2. Other Developments (*specific to Maharashtra and Mumbai Power Situation*)

Maharashtra has been facing unprecedented peak power shortage of about 5,500 to 6,000 MW. The city of Mumbai and its suburbs are also now affected by this power shortage. The situation is likely to worsen in the coming 3-4 years, unless new generating capacities with short term gestation are implemented expeditiously in the State.

While financial revival of the 2,184 MW Ratnagiri Gas and Power Limited has been achieved, only the first phase of the plant could be re-commissioned for operation based on expensive liquid fuel. The issue of sourcing of Liquefied National Gas (LNG)/gas at affordable prices appears to have been resolved with the PPA signed with Maharashtra Discom at Rs. 3.10/unit. However, for the long-term viability of the project, early commissioning of the Dabhol LNG terminal and long term tie-up for LNG, is essential and needs to be concluded quickly.

2. OUTLOOK

Given the growing demand-supply gap, the Indian Power Sector continues to be fundamentally attractive. The additional capacity required to be built is huge and second only to China. In this context, we believe that the Generation sector would be of great interest to investors. However, a lot will depend upon the Central and State Governments' resolve to address issues concerning Distribution sector reforms, expeditious clearances (land and environment in particular) and allocation/ linkage of fuel. On the infrastructure side, with imported coal expected to bridge the demand-supply gap, adequate port capacity build-up will need to be in place.

Given India's requirement of capacity to be built up in the next 10-15 years, it is important that the country recognizes to balance Carbon and Non-carbon based Generation. Both Nuclear and Hydro Power have the potential to fulfill this need; however, this would require the Government's support on policy, rehabilitation and resettlement (R&R) and environmental issues. Renewables on the other hand can provide impetus to distributed generation, thereby obviating the need to invest heavily into transmission and distribution networks.

3. OPPORTUNITIES AND THREATS

On the lines of the process followed for the 4000 MW UMPPs, the GoI has proposed that the States identify opportunities for development of 1000 MW power projects and above, under competitive tariff based bidding. This would bring tremendous investment opportunities to existing power sector players.

The GoI has also been encouraging the concept of Merchant Power Plant to meet the peak demand in the country. This would also provide support to power trading markets. Policy guidelines in this respect are under finalization and need expeditious conclusion. The Indo-US nuclear deal is expected to conclude during the year. This would open up opportunities in the Nuclear Power business for private sector participation.

The current pace of reform in the distribution and fuel sector continues to be a concern and will be critical to attract large investments in generation capacity. Integrated planning of railways, mines, ports, etc. and reforms to facilitate acquisition of land for power projects are other areas that need GoI attention.

4. SEGMENT-WISE REVIEW OF THE COMPANY'S BUSINESS

4.1. Profile

The Company is primarily engaged in the business of generation, transmission and distribution of electricity with operations in the states of Maharashtra, Jharkhand and Karnataka. Through its Strategic Electronics Division, the Company carries out design and development of defence systems like Multi Rocket Launcher Systems, Fire Control Computers for the Main Battle Tank Arjun and Command and Control Systems.

During the year, the power business contributed about 98% of the Company's revenues. The Mumbai Licence Area (Mumbai LA) operations contributed about 82%

of the power business revenues.

4.2. Generation, Transmission and Distribution of Electricity

4.2.1. Tata Power Licence Area Business – Mumbai

4.2.1.1. Sales

The sales in Mumbai LA were higher at 11,218 million units (MUs) as against 10,421MUs during the previous year. Sales from Licence Area operations to consumers outside Licence Area stood at 286 MUs as against 686 MUs during previous year. Sales to various consumers of the Company during the year compared to the previous year are as under:

Customer	2006-07		*2005-06*	
	(MUs)	%	*(MUs)*	%
BEST	4,289	37	*4,156*	*38*
REL	4,418	39	*3,924*	*35*
Railways	801	7	*765*	*7*
Others	1,710	15	*1,576*	*14*
Sales in Licence Area	11,218	98	*10,421*	*94*
MSEB/MPEB/TPTCL	286	2	*686*	*6*
Total	**11,504**	**100**	***11,107***	***100***

4.2.1.2. Thermal Generation

Trombay Thermal Power Station generated 9,180 MUs as against 9,185 MUs during previous year. The generation at Trombay was backed down to accommodate higher generation at the Hydro stations on account of good monsoons.

Generation at Trombay is largely dependent on Low Sulphur Heavy Stock (LSHS) oil and imported coal to meet the stringent environmental requirements. Import of oil also increased during the year due to reduced availability of oil from local refineries of BPCL, HPCL and IOCL. Fluctuations and volatility in international oil prices have a major bearing on the Company's tariff in Mumbai LA. Increase in international crude prices has resulted in an increase in cost of oil. Gas availability also remained low during the year. A break up of the fuel mix is provided below:

(Figures in %)	2006-07	*2005-06*
Fuel mix (based on MUs)		
Coal	35	*32*
Oil	33	*37*
Gas	13	*13*
Hydro	19	*18*
Total	**100**	***100***
Fuel mix (based on Fuel Cost)		
Coal	22	*22*
Oil	74	*73*
Gas	4	*5*
Hydro	—	—
Total	**100**	***100***

4.2.1.3. Hydro Generation

The three hydro generating plants generated 2,138 MUs during the year as compared to 2,024 MUs during the previous year. This is the highest ever generation of the hydros, the previous high being in FY 06.

4.2.1.4. Transmission and Distribution

The Company is constantly striving for improvement in the quality of power supply by adding new sub-stations and enhancing the cable network. The Company also continues to extend technical assistance to our consumers for improvement in power quality. Transmission line capacity of two High Tension (HT) lines was enhanced to take care of future load growth.

4.2.2. Tata Power Captive Power Plants (CPP) and Independent Power Plants (IPP)

Jojobera Thermal Power Station recorded a generation of 2,731 MUs during the year as compared to the previous year generation of 2,375 MUs. The generation was higher due to full year operation of Unit 4 commissioned in FY 06.

The generation at the Belgaum IPP was higher at 189 MUs as against 135 MUs during the previous year due to increased demand in the state of Karnataka.

4.2.3 Wind Generation

The existing 17 MW wind farm at Supa near Ahmednagar, Maharashtra generated 29 MUs during the year as



against 27 MUs generated in the previous year.

During the year, the Company successfully commissioned additional wind power capacity of 37.6 MW at Khandke and 7.5 MW at Bramanvel in Maharashtra. An additional capacity of 40.3 MW will be commissioned during the coming year. With this, the total capacity commissioned will be 102.4 MW.

4.3 Strategic Electronics Division (SED)

With the receipt of seven manufacturing licences, SED is poised to receive Request for Proposals for major programs in the role of a Prime Contractor in areas of its core competencies for which the necessary enlistments with the Ministry of Defence have been completed. Orders pending execution as on the year end were in excess of Rs. 200 crores.

4.4 Disputes

There are certain ongoing disputes between the Company and Reliance Energy Limited (REL) in the Mumbai LA : Sharing of standby charges case and Interpretation of the Company's licence, etc. All these matters are going through the appropriate dispute resolution process viz. the Regulatory Commissions and Courts.

Standby Charges

The Company has filed an appeal in the Supreme Court against ATE Orders regarding sharing of standby charges between the Company and REL. The Company has as per the Supreme Court's Order deposited an amount of Rs. 227 crores and submitted a bank guarantee for an equal amount.

REL has withdrawn the said sum of Rs. 227 crores deposited by the Company, on an undertaking that in the event of the said Appeal being decided against them, wholly or in part, the amount as may be found refundable by REL shall be refunded to the Company without demur together with interest as may be determined by the Supreme Court. However, the Company, as a matter of prudence, has accounted standby charges for the year ended 31st March, 2005, 31st March, 2006 and 31st March, 2007, on the basis determined by the Maharashtra Electricity Regulatory Commission (MERC) Order. Adjustments, if any, will be recorded by the Company on the final outcome of the matter pending in the Supreme Court.

Distribution Licence in Mumbai

MERC passed an Order holding that the Company has a right to supply electricity to all types of consumers in bulk as well as in retail but restrained the Company from distributing power to consumers below 1,000 KVA and offering new connections till such time a level playing field was established.

Both REL and the Company appealed against the MERC's order before the ATE. The Appellate Tribunal vide its Order dated 22nd May, 2006 has set aside the findings of MERC and has held that the Company has not been granted licence to undertake retail distribution of electricity in the area within which REL has been distributing power in retail to customers directly. The Appellate Tribunal has also held that till 1997, the Company was never engaged in distribution of power in retail and the conflict has arisen between the parties only after REL set up its own generating plant or soon thereafter.

The Company has appealed against the said Order dated 22nd May, 2006 before the Supreme Court. The hearing has been completed and the judgement is awaited.

5. COMPANY'S GROWTH PLANS IN THE POWER SECTOR

The Company has a long-term strategic growth plan, in order to enable it to capitalise on opportunities. The Company is currently pursuing the development of several projects to achieve growth. These are :

- The Company was successful in winning the 4000 MW Ultra Mega Power Project (UMPP) project, located in the Kutch district of Gujarat through a competitive bidding process. The Company has acquired the project special purpose vehicle company–Coastal Gujarat Power Limited (CGPL), as a wholly owned subsidiary in April, 2007. CGPL has signed PPAs with 7 procurers (distribution licencees) for the sale of the contracted capacity. The project will utilize imported coal and is scheduled for commissioning progressively from FY 13 to FY 15. CGPL has already awarded the contract for the boiler to Doosan Heavy Industries & Construction Company Limited. CGPL is targeting to achieve financial closure for the project this financial year.

The Company has signed agreements to purchase a 30% equity stake in two major Indonesian coal producers, PT Kaltim Prima Coal and PT Arutmin Indonesia, and related associate companies owned by PT Bumi Resources Tbk for a consideration of USD 1.1 billion (prior to working capital and other adjustments). The acquisition secures the Company's fuel requirements for the Mundra UMPP and supports the assumptions made in the bid for the Mundra UMPP. The off-take agreement signed by the Company entitles it to purchase about 10.5 million tonnes of coal per annum.

- The Company is implementing the 1050 MW Maithon Right Bank project with Damodar Valley Corporation (DVC) and holds 74% equity stake in Maithon Power Limited, with the balance 26% held by DVC. The project is progressing as per schedule and bids received for the main plant and equipments are being evaluated. The project is expected to achieve financial closure in FY 08. The project site works will commence shortly and the project is expected to be commissioned in the first half of FY 11.
- The Company is actively pursuing setting up a 1600 MW imported coal based mega project in coastal Maharashtra, going upto 2400 MW to meet the long-term power requirements of Mumbai, Maharashtra and neighbouring states. The Company is actively pursuing land acquisition with the support of the Government of Maharashtra.
- The 250 MW coal based plant at Trombay, to meet Mumbai LA's future requirement is progressing as per schedule. The project is scheduled to be commissioned in the second half of 2008 at a cost of Rs. 990 crores.
- The Company is implementing CPPs for Tata Steel Limited (Tata Steel) through a joint venture company, Industrial Energy Limited (IEL). The Company holds 74% and the balance is held by Tata Steel. This includes the 120 MW plant at Tata Steel works at Jamshedpur at a cost of Rs. 490 crores and Unit 5 at Jojobera at a cost of Rs. 620 crores.

  The Company is in discussions with Tata Steel for setting up CPPs for its expansion projects in various states in India such as Chhattisgarh, Orissa and Jharkhand.
- The Company acquired the 90 MW IPP from Hooghly Met Coke & Power Company Limited this year. The project is scheduled for commissioning in late 2007 at a cost of Rs. 410 crores.

6. FINANCING

As a step towards meeting its funding requirements, the Company has proposed to make a preferential issue of Equity Shares and Warrants to Tata Sons Limited in accordance with the Chapter XIII of the SEBI (Disclosure and Investor Protection) Guidelines, 2000 (SEBI DIP Guidelines). The Company expects to raise approximately Rs.1,200 crores through this issue in FY 08 and FY 09. The Company is considering various options to meet its funding requirements and is well positioned to raise the required borrowing from the overseas and domestic market.

During the year, the Company raised a long-term loan from Infrastructure Development Finance Company Limited of Rs. 450 crores to meet its capex requirements and Commercial Papers (CPs) of Rs. 500 crores were placed with domestic mutual funds. After the end of financial year, the Company has also finalised a rupee denominated loan of Rs. 300 crores from Asian Development Bank and Indian Renewal Energy Development Agency Limited (IREDA) to fund its new Wind project in Maharashtra.

The Company's long-term debt paper continues to be rated high by credit rating agencies. However, the credit rating agencies have put the Company on credit watch with negative implications/negative outlook/ review for possible down grade, mainly following the Company's decision to acquire equity in Indonesian coal companies and the execution of the Mundra UMPP. The rating agencies will take a final view as and when the full details of the projects and funding arrangements are finalized. The credit rating agencies also believe that the Company's competitive position, adequate liquidity, favourable debt maturity profile and good access to financial resources mitigate some of the pressure on the ratings.

7. RISK AND CONCERNS

The Risk Management process has enabled identification of the following major risks the Company may face and steps undertaken to mitigate these risks.

7.1. Fuel

Trombay Thermal Power Station has a requirement for low suphur and low ash coal to meet environmental stipulations. The Company has therefore, entered into long-term contracts with Indonesian mines, which secures 88% of its requirements. These long-term contracts are for a period of 5 years (up to FY 09) and can be extended by another 5 years at the Company's option. This will be enhanced by the offtake agreement signed by the Company with companies owned by PT Bumi Resources Tbk.

The Company sources gas requirements from ONGC and GAIL. However, the supply is not adequate. With the expected completion of Dahej – Uran pipeline shortly, it may be possible to source LNG to meet the short fall.

The Company has been procuring imported Low Sulphur Furnace Oil (LSFO) due to lower production of LSHS by the local refineries. The Company is considering various options to reduce its dependence on oil and is also ensuring that the on-going expansion at Trombay is coal dependent.

7.2. Environmental controls and emission norms

The Maharashtra Pollution Control Board has imposed stringent pollution norms on effluents as well as fuel inputs. Such low ash eco-friendly coal is available from mines in Indonesia, with whom the Company has entered into long-term contracts.

7.3. Deregulation

With generation having opened up, the distribution licensees are now allowed to procure power from any source. The Company's vulnerability to competitive pressures in the medium term in Mumbai LA are low given the prevailing energy deficiency in the western region and transmission capacity constraints. However, the Company continues its endeavour to reduce the cost of power generation, and is also pursuing projects outside Mumbai LA , thereby reducing its dependence on Mumbai LA.

7.4. Tariff

In accordance with The Electricity Act, 2003, MERC approves the tariff for the Company's Mumbai LA. The Company had submitted its Annual Revenue Requirement and Tariff proposal for FY 08 to FY 10. MERC has issued Tariff Orders for the Company's Generation, Transmission and Distribution businesses in April, 2007.

Upto FY 06, the financials of the Company's Licence Area were guided by the Sixth Schedule to The Electricity (Supply) Act, 1948. This has now been replaced by the new Tariff Regulations that have been made applicable from FY 07 onwards. The new Tariff regulations differ from the Sixth Schedule in the following major areas:

- TPC was entitled to a "Return on Capital Base" of 16% on all the three business arms viz. Generation, Transmission and Distribution. Consequent to the application of Tariff Regulations from FY 07 onwards, two major changes have taken place (i) Return on Capital Base has now been altered to "Return on Equity". (ii) the Return on Equity (ROE) has been fixed differently for each business arm i.e. Generation and Transmission earn a ROE of 14% while Distribution earns a ROE of 16%.
- The Tariff Regulations include norms for certain permissible expenditure (i) interest on working capital (ii) debt and interest (iii) O & M expenses for generation and (iv) norms for fuel efficiency and norms for losses.
- The mechanism for the recovery/sharing of gains or losses over and above norms as mentioned above has been defined in the Tariff Regulations which was not available under the Sixth Schedule.
- Incentive entitlements for (i) thermal generation and (ii) hydro stations' availability have been introduced.
- The new depreciation rates are in line with the Central Electricity Regulatory Commission recommendations and are significantly lower than the rates prescribed in the old regulations.

8. INTERNAL CONTROLS SYSTEMS AND THEIR ADEQUACIES

The Internal Audit function was outsourced to a firm of Chartered Accountants who conducted the audit on the basis of the Annual Audit Plan. The internal audit process sought to include review and evaluation of effectiveness of the existing processes, controls and compliance. It also ensures adherence to policies and systems and mitigation of the operational risks perceived for each area under audit. On completion of departmental audit, each department was rated with a *Control Effectiveness* Index (CEI). Significant observations including recommendations for improvement of the business processes were reported to the Audit Committee of the Board which reviewed the Internal Audit Reports and the status of implementation of the agreed action plan. The Company's overall CEI has shown an improvement in the current year.

9. FINANCIAL PERFORMANCE OF THE COMPANY

During the current year, the total income of Rs. 5,059.31 crores was higher by 4.11% as compared to Rs. 4,859.77 crores in the previous year, as detailed below:

Break-up of Total Income

Rs. crores

	2006-07	2005-06
Power business	**4,603.68**	***4,298.99***
a) Revenue from Power Supply	4,555.10	*4,266.80*
b) Income from operations	48.58	*32.19*
Other business	**109.73**	***234.09***
a) Power Systems Division	62.56	*195.91*
b) Strategic Electronics Division	47.17	*38.18*
Corporate	**1.91**	***1.08***
Other income	**343.99**	***325.61***
Total income	**5,059.31**	***4,859.77***

The Operating Revenue is however higher only by 4% at Rs. 4,715.32 crores due to certain adjustments, explained herein. The Company has received favourable assessments/orders pertaining to its Mumbai LA relating to previous years and therefore reversed tax provisions aggregating Rs. 181.74 crores.

In accordance with the Regulations, Rs. 223.94 crores (which includes Rs. 181.74 crores of tax adjustment) has been considered as a rebate. This rebate has been debited to revenue and consumers in the Mumbai LA will be given a share of this amount as may be decided by the MERC. The impact of these reversals will be incorporated by the MERC in the future tariff order. The drop in Operating Profit and Profit before Tax is essentially due to the above rebate being provided for in the books of accounts. Without this adjustment, the revenue from Power business registered a growth of 11% due to higher volume sold coupled with higher *recoverable* fuel and power purchase costs, recognised as revenue in the Mumbai LA and due to the full year operation of the Jojobera Unit 4 during the year.

The tax provision includes the reversal of tax explained above and the provision for the current year is lower due to the Company providing tax as per MAT, with the commissioning of the wind farms during the year. The Profit after Tax accordingly increased by 14.13% to Rs. 696.80 crores as against Rs. 610.54 crores in the previous year.

The other income of Rs. 343.99 crores (previous year Rs. 325.61 crores) is higher mainly due to higher dividend income which the Company has received from its subsidiaries and other investments.

The new Tariff Regulations were applicable to Mumbai LA in the current year. MERC issued separate tariff orders relating to Generation, Transmission and Distribution operations and the revised tariff, in line with the new Tariff Regulations was made effective from October, 2006 for all categories of consumers. Consequent to the new Tariff Regulations, the following changes are noteworthy:

1. Standby charges and power purchase costs relating to other distribution licencees in Mumbai LA are no longer accounted as the Company's revenues as was being done in earlier years.
2. Depreciation rates are now substantially lower. This translates to a drop of approximately Rs. 61 crores. However, as the book depreciation continues to be based on the Old Regulations, it is higher than the Tariff Depreciation by almost Rs. 57 crores. This also substantially wipes off the gains accruing under



the new Regulations on account of a higher Return on Equity and incentives eligible on account of better plant performance.

The cost of power purchase was higher at Rs. 664.58 crores compared to Rs. 583.20 crores during the previous year mainly due to increase in power purchase to meet Mumbai's power requirement in the summer. The fuel cost increased from Rs. 2,396.51 crores to Rs. 2,708.91 crores, mainly due to increase in oil prices domestically and internationally.

The generation, distribution, administration and other expenses of the Company have decreased to Rs. 618.39 crores in the current year from Rs. 718.99 crores in the previous year. Depreciation was higher at Rs. 291.92 crores as against Rs. 278.34 crores in the previous year. The increase is mainly on account of commissioning of Unit 4 at Jojobera in previous year.

The increase in Interest and finance charges from Rs. 165.28 crores in the previous year to Rs. 189.50 crores is mainly on account of the fresh loans raised during the year from IDFC of Rs. 450 crores and CPs of Rs. 500 crores issued.

Resource Allocation

a) Fixed Assets

The gross fixed assets as on 31st March, 2007 were at Rs. 6,229.71 crores as compared to Rs. 5,924.74 crores in the previous year. The increase is mainly on account of capitalisation of wind units.

b) Working Capital

The net current assets as on 31st March, 2007 were Rs. 2,284.49 crores compared to Rs. 1,652.03 crores in the previous year. The increase is mainly on account of higher debtors arising due to Fuel Adjustment Charges recoverable from the consumers.

10. HUMAN RESOURCES MANAGEMENT

Staff strength as of 31st March, 2007 was 2,895 as compared to 2,870 in the previous year. A detailed manpower break-up is provided below:

Manpower Strength as of 31st March, 2007

Business Area	Officer	Other Staff	Total
Licence Area	885	1,573	2,458
Strategic Electronics Division	184	58	242
Jojobera	107	56	163
Belgaum	21	11	32
Total	**1,197**	**1,698**	**2,895**

11. ENTERPRISE RESOURCE PLANNING AND INFORMATION TECHNOLOGY

SAP is being used for transacting and monitoring the primary operational processes of the Company. A major upgrade of SAP is underway in areas such as customer support and information management. New high-capacity SAP servers have been installed to allow for increased usage consistent with the Company's expansion plans. A customer support portal has been introduced, accessible via our web-site, providing our customers with the facility for on-line viewing of their account information as well as electronic bill payments. Also, an automated customer query/complaint handling system has been introduced, which will reduce complaint closure times and improve customer satisfaction. For support to our other stake-holders, the investor relations portal on our web-site has been significantly upgraded.

12. TECHNOLOGY

The Company continues its efforts of introducing new technologies in the areas of Generation, Transmission and Distribution of power, to enable it to retain its technology leadership position and also to get competitive advantage in the power business.

a) Silicon coating for 220 kV insulators

The possibility of a fault caused by flashover of switchyard insulators at Trombay is high due to its nearness to saline atmosphere. Due to its property, hydrophobic Silicon coating helps in preventing surface flashovers on insulators. Silicon coating to the insulators in 220 kV Trombay switchyard has been successfully applied, which has helped in eliminating the weekly outages for cold line washing of the insulators and reduced the overall possibility of fault inception due to surface tracking.

b) **Hybrid Gas insulated bays**

These are compact Sulphur Hexafloride (SF6) gas insulated bays with built-in breaker, current transformers, isolators and earth switches. Such bays greatly reduce the space requirements and civil foundation requirements as compared to the conventional insulated Switchgear. Four such Plug And Socket System (PASS) bays have been procured for use of power evacuation from 40 MW Diesel Generators (DG) sets at Lodhivli and for use as bus section breaker at Khopoli.

c) **Automatic Meter Reading (AMR)**

Trivector meters for Industrial and Commercial consumers are being connected to a central AMR server through communication network for automatic reading of the trivector meters from a remote location. Meters in the same building/meter room are provided with RS 485 ports and are connected in a daisy chain to a Data Concentrator Unit (DCU). The DCU has an in-built modem to transfer the data to the AMR server. Stand alone meters are provided with RS 232 port and are connected to GSM modem for data transfer. The meter reading from the AMR server will be transferred to the SAP server for raising bills. This will reduce the billing cycle time and eliminate the human intervention in meter reading and billing.

d) **Auto Load Restoration**

The Company has a unique islanding protection system to isolate Mumbai grid from severe system disturbance and to maintain uninterrupted power supply to the city. After islanding, the system frequency may go up due to excessive load shedding. Auto load restoration scheme has been introduced at Borivali receiving station, which is initiated by over frequency relay, for stabilizing the system frequency.

e) **Online Dissolved Gas Analysis (DGA) Monitor**

Monitoring dissolved gases in transformer oils helps in identifying potential problems which may be in the incipient stage. The Company installed online DGA monitors on Trombay 500 MW Unit 6 generator transformers. The system can give an alarm at the incipient stage so that costly assets like transformers can be taken out at the right time for any rectification.

f) **Voice Over Internet Protocol (VOIP) based Voice Network**

A network of Alcatel Telephone Exchanges at all Divisions based on cutting-edge VOIP technology has been established using available spare data bandwidth to create a company-wide integrated voice network with functions and features hitherto not available. Company-wide intercom, 8 digit inward dialing, phone features across-the-network, digital phones, much larger tie line capability, Centralized Operator/Directory facility, Network Management, Billing & Monitoring software, voice mail, interface with Computer network (soft phone), cellular system and very high frequency radio system (for emergency backup) are some of the benefits.

g) **Supervisory Control And Data Acquisition (SCADA) System at Load Despatch Centre**

A new SCADA system has been commissioned at Trombay. It has significantly enhanced data information and control capabilities compared to the existing obsolete system. Amongst other online Energy Management System functions, it will assist in automatic/manual load shedding, contingency analysis, operator guidance, inter-utility transactions, Availability Based Tariff (ABT) metering & economic despatch etc. In future, this would also enable Trombay Load Despatch Centre and Centralised Control Room, Dharavi to function as backup to each other for substation control as part of disaster recovery.

h) **Supercritical Boilers for UMPP**

A major initiative has been taken to introduce Supercritical Boiler technology offering much higher efficiency, for the 4000 MW Mundra UMPP. The Company was the first to introduce 500 MW technology in the power sector in India and with the commissioning of UMPP at Mundra, will be the



first to introduce 800 MW technology.

i) Unit for Tata Steel Works, Jamshedpur

Power House 6 for Tata Steel, Jamshedpur will be one of the first major power plants by the Company to utilise waste gases from blast furnaces as fuel in the boiler.

13. SUBSIDIARIES

13.1. Powerlinks Transmission Limited

Powerlinks Transmission Limited (Powerlinks), the first public-private joint venture in power transmission in India partnered by the Company with Power Grid Corporation of India Ltd., has commenced commercial operation during the year. With the commissioning of this line, four regions namely Eastern, North-Eastern, Western and Northern regions are in synchronous mode with a total installed capacity of 88,000 MW. Powerlinks in its first year of operation has earned revenues of Rs. 135.01 crores and a profit after tax of Rs. 20.57 crores.

Powerlinks has been felicitated with "ENpower Awards 2006" for being adjudged as "India's Best Corporation" in the category - Project Management for the Transmission & Distribution sector.

13.2. Tata Power Trading Company Limited

Tata Power Trading Company Limited (TPTCL) is a wholly-owned subsidiary with an equity capital of Rs. 2 crores and is in the business of power trading. During the current year, which was its second year of full operation, it traded 1,205 MUs, earning revenues of Rs. 603.76 crores and profit after tax of Rs. 3.84 crores, as against Rs. 3.18 crores in the previous year.

TPTCL is now a well recognized power trading company in the country among the twenty two licensed power trading companies. The profit margins for FY 07 continue to remain under pressure on account of regulation issued by CERC which restricts the trading margin for all the power traders at 4 paise per unit.

13.3. Maithon Power Limited

The Company holds 74% equity stake in Maithon Power Limited and the balance 26% is held by DVC. The Maithon Project is a 1050 MW green field coal based generation project located at Maithon in the state of Jharkhand.

About 60% of the land has been acquired, while the rest of the land is in the process of being acquired. The project is progressing as per schedule and bids received for the main plant and equipments are being evaluated. The project is expected to achieve financial closure in FY 08. The project site works will commence shortly and the project is expected to be commissioned in the first half of 2011. Its customers will be DVC and northern states such as Delhi, Rajasthan and Haryana.

13.4. Af-Taab Investment Company Limited (Af-Taab)

The Company holds Rs. 13.39 crores equity in Af-Taab, its wholly owned subsidiary. The income for the year was Rs. 55.73 crores as against Rs. 20.36 crores in the previous year. Profit before tax amounted to Rs. 36.77 crores as against Rs. 1.95 crores of the previous year. Profit after tax amounted to Rs. 32.79 crores as against Rs. 0.49 crore in the previous year. The increase was on account of increase in operating income due to higher dividends received during the year and increase in profit on sale of shares held as investments/stock-in trade.

13.5. Chemical Terminal Trombay Limited

Consequent to the purchase of the 28% equity held by Af-taab by the Company, CTTL is a wholly owned subsidiary of the Company.

The income for the year stood at Rs. 12.11 crores as against Rs. 13.26 crores in the previous year. Profit before tax amounted to Rs. 3.05 crores as against Rs. 4.13 crores of the previous year. Profit after tax amounted to Rs. 2.53 crores as against Rs. 3.27 crores in the previous year. The fall in the profitability is primarily on account of lower occupancy governed by import export product-mix scenario.

Efforts are on to expand the company's import product handling profile and to initiate handling of products for exports. The company for the first time provided services for the export of Iso Propyl Alcohol which has been hitherto always imported. The Global Petrochemical Industry is witnessing a major shift from Western countries to the Asia Pacific, as about 90% of the new and expanded capacities are coming up in this region. Asia is emerging as the global hub for petrochemical and polymer manufacturing. This shift from the West to Asia is taking place because of the surging economies of China and India.

13.6. NELCO Limited (Nelco)

As on 31st March, 2007, TPC together with its wholly owned subsidiary Af-Taab holds 50.04% in the equity capital of Nelco. The current business operation of the Nelco is structured along two business segments, namely (i) Automation and Control and (ii) Network Systems. In addition, property development at Andheri (Mumbai) is also an activity of Nelco.

Automation and Control segment is further sub structured and comprises of Strategics Electronics Division, Traction Electronics, Energy Network Management and Automation and Building Management.

Nelco has in the current year changed its financial year ending from September to March. The total income for the year ended 31st March, 2007 was Rs. 137.17 crores and profit after tax was Rs. 11.79 crores, based on unaudited, limited review figures.

13.7. Tatanet Services Limited

Effective 9th November, 2006, Tatanet Services Limited (TNSL) became a wholly owned subsidiary of Nelco. TNSL had entered into a Scheme of Arrangement ("Scheme") with Tata Services Limited (TSL) for taking over the Commercial VSAT business with effect from 1st April, 2005. The Department of Telecommunications, Government of India (DoT) has approved the transfer of the VSAT Commercial Service Licence in the name of TNSL with effect from 1st March, 2007 pursuant to the Scheme approved by the Bombay High Court.

The revenue of TNSL for the year ended 31st March, 2007 stood at Rs. 14.84 lakhs as against Nil for the year ended 31st March, 2006.

14. CAUTIONARY STATEMENT

Statements in the Management Discussion and Analysis, describing the Company's objectives, projections and estimates, are forward-looking statements and progressive within the meaning of applicable security laws and regulations. Actual results may vary from those expressed or implied, depending upon economic conditions, Government Policies and other incidental/related factors.


TATA

Auditors' Report

TO THE MEMBERS OF

THE TATA POWER COMPANY LIMITED

1. We have audited the attached balance sheet of THE TATA POWER COMPANY LIMITED, as at 31st March, 2007, and also the profit and loss account and the cash flow statement for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 issued by the Central Government of India in terms of sub-section (4A) of section 227 of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

4. Further to our comments in the Annexure referred to above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books. The report on the accounts of Bangladesh branch audited by other auditors has been forwarded to the Company and has been appropriately dealt with;

   (c) the balance sheet, profit and loss account and cash flow statement dealt with by this report are in agreement with the books of account;

   (d) without qualifying our opinion,

      (i) we draw attention to Note 11 (i) to the Notes forming part of the Accounts. As stated in the note, subject to the outcome of the Appeal filed before the Appellate Tribunal of Electricity against the Order of Maharashtra Electricity Regulatory Commission (MERC) no adjustments have been made for net deficit of Rs. 164.45 crores as determined by MERC for the financial years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and other consequential effects in the accounts for the year ended 31st March, 2007. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Order given by MERC can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

      (ii) we draw attention to Note 11(g) of the Notes forming part of the Accounts. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects for the period upto 31st March, 2007. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

      (iii) we draw attention to Note 11(f) of the Notes forming part of the Accounts. As mentioned in the note the Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Energy Ltd.,and the hearing of the appeal has been concluded and the *Order is reserved*. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/ adjustment has been considered necessary.

(e) in our opinion, the balance sheet and the profit and loss account and the cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

(f) on the basis of written representations received from the directors, as on 31st March, 2007 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March, 2007 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956;

(g) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(1) in the case of the balance sheet, of the state of affairs of the Company as at 31st March, 2007;

(2) in the case of the profit and loss account, of the profit for the year ended on that date; and

(3) in the case of the cash flow statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership Number : 31220

Mumbai, 30th May, 2007


TATA

Annexure to the Auditors' Report

Referred to in paragraph 3 of our report of even date.

(i) (a) In respect of fixed assets, the Company has maintained proper records showing full particulars including quantitative details and situation in most cases of such assets.

(b) Physical verification of fixed assets was carried out during the year by the management, in accordance with the established system of periodical verification of fixed assets once in two / three years. In our opinion, the frequency of verification is reasonable, considering the size of the Company and the nature of its assets. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c) During the year, in our opinion, a substantial part of fixed assets has not been disposed off by the Company.

(ii) (a) The inventory of the Company has been physically verified during the year by the management under a perpetual inventory system, except for fuel which was verified during the year and / or at the end of the year. In respect of materials lying with third parties, these have substantially been physically verified or confirmed by third parties. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of inventory followed by the management were found reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) On the basis of our examination of records of inventory, in our opinion, the Company has maintained proper records of inventory and the discrepancies noticed on physical verification between the physical stocks and book records were not material in relation to the operations of the Company.

(iii) According to the information and explanations given to us, the Company has neither granted nor taken any loans secured or unsecured, to or from companies, firms or other parties covered in the register maintained under section 301 of the Companies Act, 1956. Accordingly provisions of Clause (iii)b, (iii)c, (iii)d, (iii)f and (iii)g of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, having regard to the explanations that some of the items are of a special nature and their prices cannot be compared with alternative quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory, fixed assets and with regard to the sale of goods and services. Further, on the basis of our examination, and according to the information and explanations given to us, we have neither come across nor have we been informed of any instance of major weaknesses in the aforesaid internal control system.

(v) According to the information and explanations given to us, the Company has not entered into any contract or arrangement with other parties, which needs to be entered in the register maintained under section 301 of the Companies Act, 1956.

(vi) In our opinion and according to the information and explanations given to us, the Company has not accepted deposits from the public during the year covered by our audit report. In respect of unclaimed deposits matured in earlier years, that are outstanding during the year, the Company has complied with the provisions of sections 58A, 58AA or any other relevant provisions of the Companies Act, 1956 and the Companies (Acceptance of Deposits) Rules, 1975. According to the information and explanations given to us, no order under the aforesaid sections has been passed by the Company Law Board or National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal, on the Company.

(vii) In our opinion, the internal audit function carried out during the year by a firm of Chartered Accountants appointed by the management have been commensurate with the size of the Company and the nature of its business.

(viii) We have broadly reviewed the books of account maintained by the Company in respect of the electricity business and electronic products of the Company pursuant to the Rules made by the Central Government for the maintenance of cost records under section 209(1)(d) of the Companies Act, 1956. We are of the opinion that *prima facie* the prescribed accounts and records have been maintained and are being made up. We have not, however, made a detailed examination of the records with a view to determining whether they are accurate or complete.

(ix) (a) According to the information and explanations given to us and according to the books and records as produced and examined by us, in our opinion, the undisputed statutory dues including provident fund, investor education and protection fund, employees' state insurance, income tax, sales tax, wealth tax, service tax, customs duty, excise duty, cess and other material statutory dues applicable to the Company have generally been regularly deposited during the year with the appropriate authorities. According to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, service tax, customs duty, excise duty and cess were in arrears, as at 31st March, 2007 for a period of more than six months from the date they became payable.

(b) As at 31st March, 2007 according to the records of the Company and the information and explanations given to us, the following are the particulars of disputed dues on account of income tax, sales tax, wealth tax, service tax, customs duty, excise duty and cess matters that have not been deposited:

Name of the statute	Nature of the Dues	Amount (Rs. in Crores)	Period to which the amount relates	Forum where pending
Customs Laws	Customs duty	3.92	1999-2000 to 2003-2004	Appellate Authority - upto Commissioner level
Central Excise Laws	Excise Duty	13.78	1992-1993 to 2001-2003	Appellate Authority - upto Tribunal level
Sales Tax Laws	Sales tax	0.80	2001-2002 to 2002-2003	Appellate Authority - Deputy Commissioner level
Cess Laws	Cess	7.78	1992-2003	Appellate Authority of The Water (Prevention and Control of Pollution) Cess Act, 1977

(x) The Company does not have accumulated losses as at 31st March, 2007 and has not incurred cash losses during the financial year ended on that date or in the immediately preceding financial year.

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to any financial institution, bank or to debenture holders during the year.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) The provisions of any special statute as specified under Clause (xiii) of the Order are not applicable to the Company.

(xiv) In our opinion and according to the information and explanations given to us, the Company is not a dealer or trader in securities.

(xv) In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the term loans taken by the Company have been applied for the purposes for which they were obtained and to the extent that these have not been utilized, term loans of Rs. 254.54 crores, as explained, are invested in working capital and short term investments.



(xvii) Based on the information and explanations given to us and on an overall examination of the balance sheet of the Company, in our opinion, there are no funds raised on short term basis which have been used for long term investment.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Companies Act, 1956 during the year.

(xix) In our opinion and according to the information and explanations given to us, the Company has created securities / charges in respect of the debentures issued.

(xx) The Company has not raised any money by public issue during the year.

(xxi) According to the information and explanations given to us, during the year, no fraud on or by the Company has been noticed or reported.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership Number : 31220

Mumbai, 30th May, 2007

Balance Sheet as at 31st March, 2007

		Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
FUNDS EMPLOYED :						
1.	SHARE CAPITAL	"A"	48		197.92	197.92
2.	RESERVES AND SURPLUS	"B"	49		5,259.42	4,782.30
3.	SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4.	CAPITAL CONTRIBUTIONS FROM CONSUMERS				42.16	41.81
5.	SECURED LOANS	"C"	50		1,354.30	946.00
6.	UNSECURED LOANS	"D"	51		2,279.06	1,809.00
7.	DEFERRED TAX LIABILITY (NET)				5.70	Nil
8.	TOTAL FUNDS EMPLOYED				**9,672.17**	**8,310.64**
APPLICATION OF FUNDS :						
9.	FIXED ASSETS	"E"	51			
	Gross Block			6,229.71		5,924.74
	Less: Depreciation to date			3,199.40		2,921.72
					3,030.31	3,003.02
	Capital Work-in-Progress (including advances against capital expenditure Rs. 195.77 crores - *Previous Year Rs. 12.39 crores*)				781.05	211.81
	Increase in foreign currency liabilities (Net) for purchase of capital assets			645.32		645.32
	Less: Amount written off to date			645.32		645.32
					Nil	Nil
					3,811.36	3,214.83
10.	INVESTMENTS	"F"	52		3,570.15	3,412.17
11.	DEFERRED TAX ASSET (NET)				Nil	16.15
12.	CURRENT ASSETS, LOANS AND ADVANCES	"G"	54			
	(a) Inventories			396.42		442.26
	(b) Sundry Debtors			1,478.22		1,058.23
	(c) Cash and Bank Balances			1,367.72		990.55
	(d) Other Current Assets			29.03		18.06
	(e) Loans and Advances			770.40		463.94
				4,041.79		2,973.04
	Less:					
13.	CURRENT LIABILITIES AND PROVISIONS	"H"	55			
	Current Liabilities			1,125.72		731.81
	Provisions			631.58		589.20
				1,757.30		1,321.01
14.	NET CURRENT ASSETS				2,284.49	1,652.03
15.	MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	55		6.17	15.46
16.	TOTAL APPLICATION OF FUNDS				**9,672.17**	**8,310.64**
17.	NOTES FORMING PART OF THE ACCOUNTS	"J"	60			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

B. J. SHROFF
Secretary

Mumbai, 30th May, 2007.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director

Profit and Loss Account for the year ended 31st March, 2007

		Schedule No.	Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME :						
1.	REVENUE	"1"	56		4,715.32	4,532.24
2.	OTHER INCOME	"1"	56		343.99	325.61
3.	NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				Nil	1.92
4.	TOTAL INCOME				**5,059.31**	**4,859.77**
EXPENDITURE :						
5.	COST OF POWER PURCHASED			666.44		585.78
	Less : Cash Discount			1.86		2.58
					664.58	583.20
6.	COST OF FUEL				2,708.91	2,396.51
7.	GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	"2"	57		615.74	718.99
8.	NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS				2.65	Nil
9.	DEPRECIATION/AMORTISATION				291.92	278.34
10.	INTEREST AND FINANCE CHARGES	"3"	58		189.50	165.28
11.	PROVISION FOR CONTINGENCIES				Nil	(30.00)
12.	TOTAL EXPENDITURE				**4,473.30**	**4,112.32**
PROFIT BEFORE TAXES AND STATUTORY APPROPRIATIONS					**586.01**	**747.45**
13.	PROVISION FOR TAXATION					
	a. CURRENT TAX			50.72		146.76
	b. DEFERRED TAX			14.83		(23.41)
	c. FRINGE BENEFIT TAX (NET)			3.88		6.94
					69.43	130.29
14.	PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS					
	a. CURRENT TAX			(187.84)		10.29
	b. DEFERRED TAX			7.02		(4.06)
					(180.82)	6.23
15.	PROVISION FOR WEALTH TAX (NET)				0.60	0.39
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS					**696.80**	**610.54**
16.	STATUTORY APPROPRIATIONS	"4"	58		22.83	35.29
DISTRIBUTABLE PROFITS					**673.97**	**575.25**
APPROPRIATIONS :						
17.	PROPOSED DIVIDEND				188.22	168.41
18.	ADDITIONAL INCOME-TAX ON DIVIDEND [including Rs. Nil of previous year - *Previous Year - Rs. (0.10) crore*]				31.99	23.52
19.	TRANSFER TO DEBENTURE REDEMPTION RESERVE				6.25	Nil
20.	TRANSFER TO GENERAL RESERVE				150.00	150.00
					376.46	341.93
BALANCE CARRIED TO BALANCE SHEET					**297.51**	**233.32**
21.	EARNINGS PER SHARE (in Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) (*See Note 30*)					
	BASIC EARNINGS PER SHARE				34.02	29.03
	DILUTED EARNINGS PER SHARE				32.09	27.34
22.	NOTES FORMING PART OF THE ACCOUNTS	"J"	60			

As per our report attached to the Balance Sheet.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.

Cash Flow Statement for the year ended 31st March, 2007

				Year ended 31-03-2007 Rs. Crores		Year ended 31-03-2006 Rs. Crores
A.	**Cash Flow from Operating Activities**					
	Net Profit before Taxes and Extraordinary Items			586.01		*747.45*
	Adjustments for :					
	Depreciation/Amortisation		291.92		*278.34*	
	Interest Expenditure		182.54		*148.46*	
	Interest Income		(166.78)		*(109.83)*	
	Interest from Trade Investments		(1.33)		*Nil*	
	Dividend from Trade Investments		(36.92)		*(19.31)*	
	Dividend from Subsidiaries		(34.51)		*(1.22)*	
	Interest from Other Investments		(14.67)		*(5.63)*	
	Dividend from Other Investments		(50.47)		*(15.18)*	
	Provision for doubtful debts/advances (Net)		(15.67)		*15.44*	
	Provision for diminution in value of investments written back (Net)		Nil		*(2.00)*	
	Provision for Contingencies		Nil		*(30.00)*	
	Retiring Gratuities		13.66		*9.54*	
	Leave Encashment		10.65		*7.25*	
	Pension Scheme		2.96		*4.76*	
	Provision for future foreseeable losses etc.		0.56		*3.77*	
	Provision for Warranties		0.52		*(0.22)*	
	Profit on sale/retirement of Assets (Net) *(Previous Year - including profit on sale of Power Systems Division - Rs. 22.43 crores)*		1.52		*(31.80)*	
	Realised Exchange Loss on loan repayments/Swap settlement (Net)		6.16		*(0.06)*	
	Profit on Sale of Investments (Net)		(39.31)		*(149.39)*	
	Unrealised Exchange Loss/(Gain) (Net)		5.60		*(0.01)*	
	Bad Debts		0.08		*6.75*	
	Miscellaneous Expenditure written off		9.82		*9.82*	
				166.33		*119.48*
	Operating Profit before Working Capital Changes			752.34		*866.93*
	Adjustments for:					
	Trade & Other Receivables		(762.56)		*(401.15)*	
	Inventories		45.84		*(145.23)*	
	Trade Payables		362.90		*(6.01)*	
				(353.82)		*(552.39)*
	Cash Generated from Operations			398.52		*314.54*
	Taxes Paid (including Fringe Benefit Tax) (Net)		49.08		*(3.95)*	
	Retiring Gratuities		(4.78)		*(5.82)*	
	Leave Encashment		(3.29)		*(3.18)*	
	Pension Scheme		(2.83)		*(2.69)*	
	Voluntary Retirement Scheme Compensation Paid		Nil		*(2.04)*	
				38.18		*(17.68)*
	Net Cash from Operating Activities	**A**		**436.70**		***296.86***
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets			(782.77)		*(231.85)*
	Sale of Fixed Assets			1.41		*10.65*
	Purchase of Investments			(5,239.65)		*(3,882.24)*
	Sale of Investments			5,029.14		*4,216.16*
	Deposit with Bank under Escrow agreement (Refer Note 2 - Schedule J)			(391.16)		*Nil*
	Interest Received			167.06		*87.19*
	Inter-corporate deposits/advances (Net)			67.30		*(91.16)*
	Dividend from Trade Investments			36.92		*19.31*
	Dividend from Subsidiaries			34.51		*1.22*
	Dividend from Other Investments			50.47		*15.18*
	Sale proceeds on sale of Power Systems Division			80.21		*Nil*
	Net Cash used in Investing Activities	**B**		**(946.56)**		***144.46***
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			0.35		*Nil*
	Proceeds from Borrowings			964.53		*22.16*
	Repayment of Borrowings			(44.82)		*(154.09)*
	Loss on settlement of Swap			(6.16)		*Nil*
	Interest Paid			(184.11)		*(150.78)*
	Dividend Paid			(167.65)		*(148.03)*
	Additional Income-tax on Dividend Paid			(23.62)		*(20.84)*
	Securities Premium received			Nil		*0.03*
	FCCB and Debenture Issue expenses paid			Nil		*(2.21)*
	Net Cash from Financing Activities	**C**		**538.52**		***(453.76)***
	Net Increase/(Decrease) in Cash and Cash Equivalents	**(A+B+C)**		**28.66**		***(12.44)***
	Cash and Cash Equivalents as at 1st April, 2006 (Opening Balance)			**974.05**		***986.49***
	Cash and Cash Equivalents as at 31st March, 2007 (Closing Balance)			**1,002.71**		***974.05***



Cash Flow Statement for the year ended 31st March, 2007 *(Contd.)*

Notes : 1. Interest paid is exclusive of and purchase of Fixed Assets is inclusive of interest capitalised Rs. 16.54 crores (*Previous Year - Rs. 15.06 crores*).

2. Cash and Cash Equivalents include :

	Year ended 31-03-2007 Rs. Crores	*Year ended 31-03-2006 Rs. Crores*
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 27.40 crores - *Previous Year Rs. Nil*)	27.62	*0.21*
(ii) Current Accounts with Scheduled Banks	33.18	*25.36*
(iii) Term Deposits with Scheduled Banks	895.49 @	*886.15 @*
(iv) Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank	* !	* !
(v) Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	31.53	*78.83*
	987.82	*990.55*
Add: Unrealised Exchange Loss/(Gain) included in Cash and Cash Equivalents	14.89	*(16.50)*
	1,002.71	*974.05*

@ Includes Rs. 504.89 crores (*31st March, 2006 - Rs. 885.10 crores*) in foreign currency.
! in foreign currency

Cash and Cash Equivalents exclude Rs. 379.90 crores (*Previous Year - Rs. Nil*) being Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank, reflected as an investing activity in the above statement of cash flows.

3. Purchase of Investments include purchase of shares in Subsidiaries:
   (a) Powerlinks Transmission Ltd. Rs. 24.48 crores (*Previous Year - Rs. 114.70 crores*)
   (b) Maithon Power Ltd. Rs. 3.33 crores (*Previous Year - Rs. 4.24 crores*)
   (c) Chemical Terminal Trombay Ltd. Rs. 16.49 crores (*Previous Year - Rs. Nil*)
   (d) Industrial Energy Ltd. Rs. 0.01 crore (*Previous Year - Rs. Nil*)
   (e) Preference Shares of Tata Power Trading Co. Ltd. Rs. Nil (*Previous Year - Rs. 18.00 crores*)
4. Purchase of Investments include purchase of shares in Associates:
   (a) Tata Projects Ltd. Rs. 17.55 crores (*Previous Year - Rs. Nil*)
   (b) Preference Shares of Tata BP Solar India Ltd. Rs. 22.05 crores (*Previous Year - Rs. Nil*)
5. Purchase of Investments include purchase of debentures in Associates:
   Tata Projects Ltd. Rs. 95.07 crores (*Previous Year - Rs. Nil*)
   Subsequently, debentures to the extent of Rs. 66.94 crores were converted into equity shares (*Previous Year - Rs. Nil*). This being a non-cash transaction, is not reflected in the above statement of cash flows.
6. Purchase of Investments includes Rs. 52.18 crores (*Previous Year - Rs. Nil*) being investment in rights shares of Tata Teleservices (Maharashtra) Ltd.
7. Sale of Investments include sale of shares in Subsidiaries:
   (a) Tata Power Broadband Co. Ltd. Rs. Nil (*Previous Year - Rs. 201.97 crores*)
   (b) Alaknanda Hydro Power Co. Ltd. Rs. Nil (*Previous Year - Rs. 3.12 crores*)
8. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.

Schedule forming part of the Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
AUTHORISED CAPITAL –				
2,29,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each......	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL –				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares (*31st March, 2006 - 2,30,308 shares*) not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]......		203.54	*203.54*
SUBSCRIBED CAPITAL –				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)......	197.90		*197.90*
	Less : Calls in arrears [including Rs. 0.01 crore (*31st March, 2006 - Rs. 0.01 crore*) in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		*0.04*
		197.86		*197.86*
1,65,230	*Add* : Equity Shares forfeited - Amount paid......	0.06		*0.06*
			197.92	***197.92***

Of the above Equity Shares :

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.



Schedule forming part of the Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

	Opening Balance Rupees Crores	Additions Rupees Crores	Deductions Rupees Crores	Closing Balance Rupees Crores
STATUTORY RESERVES :				
[Under the repealed Electricity (Supply) Act,1948 and Tariff Regulations]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	—	—	47.32
	22.43	*24.89 [a]*	—	*47.32*
SPECIAL RESERVE (*See Note 13)*	—	20.60 [a]	—	20.60
	—	—	—	—
CONTINGENCIES RESERVE NO. 1 [*See Note 6(a)*]	190.23	2.23 [a]	—	192.46
	179.83	*10.40 [a]*	—	*190.23*
CONTINGENCIES RESERVE NO. 2 [*See Note 6(b)*]	13.38	—	—	13.38
	13.38	—	—	*13.38*
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	—	—	5.29
	5.29	—	—	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	—	—	395.85
	395.85	—	—	*395.85*
INVESTMENT ALLOWANCE RESERVE	121.18	—	—	121.18
(including Development Reserve created after 31st March, 1976)	*121.18*	—	—	*121.18*
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
	51.94	—	—	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
	56.63	—	—	*56.63*
OTHER RESERVES :				
CAPITAL RESERVE	0.67	—	—	0.67
	0.67	—	—	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
	1.60	—	—	*1.60*
SECURITIES PREMIUM	723.33	—	—	723.33
Less : Adjustment of Global Depository Shares Issue Expenses (*Schedule "I"*)	4.25	—	0.53 [c]	3.72 [c]
	719.08	—	(0.53)	719.61
	718.52	*0.03 [b]*	*(0.53) [c]*	*719.08 [c]*
DEBENTURE REDEMPTION RESERVE	72.81	6.25 [a]	—	79.06
	72.81	—	—	*72.81*
GENERAL RESERVE	1,440.17	150.00 [d]	—	1,590.17
	1,290.17	*150.00 [d]*	—	*1,440.17*
PROFIT AND LOSS ACCOUNT	1,666.15	297.51 [d]	—	1,963.66
	1,432.83	*233.32 [d]*	—	*1,666.15*
Total Reserves and Surplus - 2006-07	**4,782.30**	**476.59**	**(0.53)**	**5,259.42**
- 2005-06	*4,363.13*	*418.64*	*(0.53)*	*4,782.30*

[a] Amount set aside during the year.
[b] Securities Premium received during the year.
[c] Adjustment of Global Depository Share issue expenses after charging Rs. 0.53 crore to the Profit and Loss Account for the year.
[d] Transfer from Profit and Loss Account.
[e] Previous year's figures are in italics.

Schedule forming part of the Balance Sheet

SCHEDULE "C" : SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
	DEBENTURES :			
(a)	8.25% Secured, Redeemable, Non-Convertible Debentures (1999-2009)....	92.64		*124.72*
(b)	10.20% Secured, Redeemable, Non-Convertible Debentures (2001-2010)	131.00		*131.00*
(c)	7.10% Secured, Redeemable, Non-Convertible Debentures (2004-2015)	600.00		*600.00*
			823.64	*855.72*
	OTHER LOANS AND ADVANCES :			
(d)	Term Loan from Infrastructure Development Finance Company Limited	504.00		*60.00*
(e)	Loan from Export Import Bank of India**..	26.29		*30.28*
(f)	Lease finance - Vehicle loans (secured by hypothecation of specific assets)	0.37		*Nil*
			530.66	*90.28*
			1,354.30	***946.00***

** In foreign currency.

Security

(i) The Debentures mentioned in *(a)* have been secured by land, moveable and immovable properties in Maharashtra as also receiving stations, sub-stations and godowns in Maharashtra.

(ii) The Debentures mentioned in *(b)* and *(c)* have been secured by land in Village Takve Khurd (Maharashtra), moveable and immovable properties in and outside Maharashtra, as also all transmission stations/lines, receiving stations and sub-stations in Maharashtra.

(iii) The loan from IDFC mentioned in *(d)* has been secured by a charge on the moveable assets in Maharashtra.

(iv) The loan from Export Import Bank of India mentioned in *(e)* has been secured by receivables (present and future), book debts and outstanding monies.

Redemption

(i) The debentures mentioned in *(a)* are redeemable at par in forty equated quarterly instalments commencing from 15th October, 1999. The Company had the call option to redeem the same at the end of 5 years from 24th November, 1999, by giving 30 days prior period notice, which was not exercised.

(ii) The debentures mentioned in *(b)* are redeemable at par in three equal instalments commencing from 30th July, 2008.

(iii) The debentures mentioned in *(c)* are redeemable at premium in three instalments at the end of 9th, 10th and 11th year from 18th October, 2004. The Company has the call option to redeem the same at a premium of 11.20% at the end of five years from 18th October, 2004.



Schedules forming part of the Balance Sheet

SCHEDULE "D" : UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
	SHORT TERM LOANS AND ADVANCES :			
	FROM BANKS -			
(a)	Temporary overdrawn balance in bank current accounts	14.98		*17.24*
	FROM OTHERS -			
(b)	Short Term Borrowing from Companies	5.07		*5.07*
			20.05	*22.31*
	OTHER LOANS AND ADVANCES :			
(c)	7.875% Euro Notes (2007) (repayable within one year Rs. 531.26 crores - *31st March, 2006 - Rs. Nil)***	531.26		*542.16*
(d)	*8.500% Euro Notes (2017)***	280.32		*288.34*
(e)	1% Foreign Currency Convertible Bonds (2010) (*See Note 3*)**	875.40		*897.20*
(f)	Commercial Paper (maximum amount outstanding during the year - Rs. 500.00 crores - *31st March, 2006 - Rs. Nil*)	500.00		*Nil*
(g)	Sales Tax Deferral (repayable in 2014-2018)	70.83		*56.67*
(h)	*Loan from Housing Development Finance Corporation Ltd. (repayable* within one year Rs. 1.20 crores - *31st March, 2006 - Rs. 1.12 crores)*	1.20		*2.32*
			2,259.01	*1,786.69*
			2,279.06	***1,809.00***

** Repayable in foreign currencies.

SCHEDULE "E" : FIXED ASSETS

Rs. Crores

	GROSS BLOCK				DEPRECIATION / AMORTISATION				NET BLOCK	
	As at 1-4-2006 (at cost)	Additions	Deductions	**As at 31-3-2007 (at cost)**	As at 1-4-2006	For the year	Deductions	**As at 31-3-2007**	**As at 31-3-2007**	As at 31-3-2006
INTANGIBLE ASSETS :										
1. TECHNICAL KNOW-HOW	0.95	—	—	0.95	0.94	*	—	0.94	0.01	0.01
TANGIBLE ASSETS :										
2. LAND (including land development)	14.85	2.34	—	17.19	—	—	—	—	17.19	14.85
3. LEASEHOLD LAND	4.86	0.90	—	5.76	0.30	0.05	—	0.35	5.41	4.56
4. HYDRAULIC WORKS	469.10	3.34	—	472.44	80.27	14.13	—	94.40	378.04	388.83
5. BUILDINGS	486.67	7.32	0.06	493.93@	144.52	21.59	0.04	166.07	327.86	342.15
6. RAILWAY SIDINGS, ROADS, CROSSINGS, ETC	21.41	2.18	—	23.59	6.40	0.65	—	7.05	16.54	15.01
7. PLANT AND MACHINERY	4,133.62	260.99#	12.25	4,382.36	2,315.95	212.21	10.18	2,517.98	1,864.38	1,817.67
8. TRANSMISSION LINES, CABLE NETWORK, ETC	702.55	32.68	0.60	734.63	307.02	36.87	0.33	343.56	391.07	395.53
9. FURNITURE, FIXTURES AND OFFICE EQUIPMENT	32.99	2.52	1.77	33.74	19.77	2.35	1.55	20.57	13.17	13.22
10. MOTOR VEHICLES, LAUNCHES, BARGES, ETC	33.56	9.47	2.49	40.54	24.78	4.06	2.14	26.70	13.84	8.78
11. MOTOR VEHICLES UNDER FINANCE LEASE	—	0.40	—	0.40	—	0.01	—	0.01	0.39	Nil
12. HELICOPTERS	24.18	—	—	24.18	21.77	—	—	21.77	2.41	2.41
TOTAL - 2006-2007	**5,924.74**	**322.14**	**17.17**	**6,229.71**	**2,921.72**	**291.92**	**14.24**	**3,199.40**	**3,030.31**	**3,003.02**
- 2005-2006	*5,465.84*	*482.17*	*23.27*	*5,924.74*	*2,657.37*	*278.34*	*13.99*	*2,921.72*	*3,003.02*	*2,808.47*

@ Buildings include Rs.* being cost of ordinary shares in co-operative housing societies.

\# Plant and Machinery Additions are net of Exchange gain (Net) capitalised Rs. 5.41 crores *(31st March, 2006 - includes exchange loss (Net) Rs. 4.42 crores).*

Schedule forming part of the Balance Sheet

SCHEDULE "F": INVESTMENTS

	Quantity						
	Opening Balance	**Additions**	**Deductions/ Cancellations**	**Closing Balance**	**Face Value Rupees Crores**	**Cost Rupees Crores**	***Cost as at 31-03-2006 Rupees Crores***
1. CONTINGENCIES RESERVE INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
6.85% GOI (2012)	9,08,700	—	—	9,08,700	9.09	9.00	9.00
7.59% GOI (2016)	—	19,000 !	—	19,000	0.19	0.19	Nil
						9.19	9.00
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	87,56,054	—	—	87,56,054	87.56	126.94	126.94
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2009)	15,500	—	—	15,500	15.50	15.50	15.50
5.50% NABARD Capital Gain Bonds (2011)	19,980	—	—	19,980	19.98	19.94	19.94
5.20% EXIM Bonds G11 Series (2003-04)	21.78	—	21.78 !!	—	—	Nil	21.78
8.00% EXIM Bank Bonds (2009)	—	320 !	—	320	32.00	32.00	Nil
						67.44	57.22
						203.57	193.16
2. DEFERRED TAXATION LIABILITY FUND INVESTMENTS -							
A. Government of India Securities - (Unquoted)							
6.85% GOI (2012)	40,91,300	—	—	40,91,300	40.91	40.53	40.53
B. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	1,75,99,774	—	—	1,75,99,774	176.00	292.09	292.09
C. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	15,000	—	—	15,000	15.00	15.00	15.00
9.40% IDBI Flexibonds (2010)	20,000	—	—	20,000	10.00	9.97	9.97
7.85% EXIM Bonds F6 Series (2012)	40	—	—	40	40.00	39.84	39.84
						64.81	64.81
						397.43	397.43
3. TRADE INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Tata Teleservices (Maharashtra) Ltd.	16,15,65,693	3,06,97,481 !	—	19,22,63,174	192.26	167.62	115.44
VSNL Ltd.	25,75,837	—	—	25,75,837	2.58	121.84	121.84
PTC India Ltd.	1,57,05,300	—	—	1,57,05,300	15.71	17.63	17.63
						307.09	254.91
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Services Ltd.	1,112	—	—	1,112	0.11	0.11	0.11
The Associated Building Co. Ltd.	1,400	—	—	1,400	0.13	0.13**	0.13**
Yashmun Engineers Ltd.	9,600	—	—	9,600	0.10	0.01	0.01
Tata Projects Ltd.	45,000	1,16,250 !	—	1,61,250	1.61	85.01	0.52
Tata Teleservices Ltd.	68,40,00,000	—	—	68,40,00,000	684.00	726.00	726.00
Panatone Finvest Ltd.	50,00,00,000	—	—	50,00,00,000	500.00	500.00	500.00
North Delhi Power Limited	18,03,20,000	—	—	18,03,20,000	180.32	180.32	180.32
						1,491.58	1,407.09
C. Debentures - (Unquoted) fully paid up							
Tata Projects Ltd.	—	93,750 !	—	93,750	28.13	28.13	Nil
						1,826.80	1,662.00
4. INVESTMENTS IN SUBSIDIARY COMPANIES -							
A. Ordinary Shares - (Quoted) fully paid up							
NELCO Ltd.	1,10,99,630	—	—	1,10,99,630	11.10	11.07	11.07
B. Ordinary Shares - (Unquoted) fully paid up							
Chemical Terminal Trombay Ltd.	1,52,064	59,136 !	—	2,11,200	2.11	42.88	26.39
Af-Taab Investment Co. Ltd.	13,39,200	—	—	13,39,200	13.39	85.72	85.72
Powerlinks Transmission Ltd.	21,42,00,000	2,44,80,000 !	—	23,86,80,000	238.68	238.68	214.20
Tata Power Trading Co. Ltd.	20,00,000	—	—	20,00,000	2.00	2.00	2.00
Maithon Power Ltd.	40,09,120	33,30,000 !	—	73,39,120	7.34	7.57	4.24
Industrial Energy Ltd.	—	7,400 !	—	7,400	0.01	0.01	Nil
						376.86	332.55
C. Preference Shares - (Unquoted) fully paid up							
Tata Power Trading Co. Ltd.	1,80,00,000	—	—	1,80,00,000	18.00	18.00	18.00
						405.93	361.62
5. OTHER INVESTMENTS -							
A. Ordinary Shares - (Quoted) fully paid up							
Titan Industries Ltd.	3,48,300	17,415 !	3,65,715 !!	—	—	Nil	0.85
PSI Data Systems Ltd.	1,35,244	—	—	1,35,244	0.14	6.45**	6.45**
HDFC Bank Ltd.	1,500	—	—	1,500	*	*	*
Industrial Development Bank of India	1,42,720	—	—	1,42,720	0.14	1.14	1.14
Voltas Ltd.	2,33,420##	—	—	2,33,420	0.02	0.25	0.25
Tata Consultancy Services Ltd.	113	113 !	—	226	*	*	*
						7.84	8.69
B. Ordinary Shares - (Unquoted) fully paid up							
Tata Industries Ltd.	35,51,903	—	—	35,51,903	35.52	40.09	40.09
Rujuvalika Investments Ltd.	1,83,334	—	—	1,83,334	0.18	0.30	0.30
Tata BP Solar India Ltd.	17,82,000	—	—	17,82,000	17.82	24.49	24.49
Tata Ceramics Ltd.	91,10,000	—	—	91,10,000	1.82	9.11**	9.11**
Tata Sons Ltd.	5,673	—	—	5,673	0.57	136.69	136.69
India Natural Gas Co. Pvt. Ltd.	1,00,000	—	—	1,00,000	1.00	1.00**	1.00**
Haldia Petrochemicals Ltd.	2,24,99,999	—	—	2,24,99,999	22.50	22.50	22.50
						234.18	234.18
Carried over						3,075.75	2,857.08



Schedule forming part of the Balance Sheet

SCHEDULE "F" : INVESTMENTS *(Contd.)*

	Quantity						
	Opening Balance	**Additions**	**Deductions/ Cancellations**	**Closing Balance**	**Face Value Rupees Crores**	**Cost Rupees Crores**	***Cost as at 31-03-2006 Rupees Crores***
Brought forward						3,075.75	*2,857.08*
C. Preference Shares - (Unquoted) fully paid up							
Rallis India Ltd.	50,00,000	—	—	50,00,000	5.00	5.00	*5.00*
Tata BP Solar India Ltd.	—	22,05,000 !	—	22,05,000	22.05	22.05	*Nil*
						27.05	*5.00*
D. Other Securities - (Quoted)							
6.75% Unit Trust of India - Tax free US 64 Bonds 2008	31,12,268	—	—	31,12,268	31.12	38.39**	*38.39***
E. Other Securities - (Unquoted)							
5.50% NABARD Capital Gain Bonds (2011)	1,31,330	—	—	1,31,330	131.33	131.09	*131.09*
5.20% NABARD Capital Gain Bonds (2011)	1,24,540	—	—	1,24,540	124.54	124.37	*124.37*
5.50% Rural Electrification Corporation Bonds (2011)	—	21,990 !	—	21,990	21.99	21.95	*Nil*
5.20% EXIM BONDS G11 SERIES (2003-04)	3.22	—	3.22 !!	—	—	Nil	*3.22*
Unit Trust of India - US2002 (merged with UTI Balanced Fund)	1,50,820	—	1,50,820 @	—	—	Nil	*0.11***
J M Equity Fund - Units	5,00,000	—	—	5,00,000	0.50	0.50	*0.50*
Taurus Mutual Fund - Bonanza Exclusive Growth	6,66,667	—	—	6,66,667	0.67	0.50	*0.50*
Templeton India Growth Fund	2,50,000	—	—	2,50,000	0.25	0.25	*0.25*
UTI Balanced Fund	—	95,587 @	—	95,587	0.10	0.11	*Nil*
# Birla Cash Plus Institutional Premium Plan	6,29,88,821	3,20,24,080 !	4,25,71,332 !!	5,24,41,569	52.44	58.13	*66.43*
# Birla Cash Plus Dividend Plan	2,13,45,008	11,99,94,663 !	14,13,39,671 !!	—	—	Nil	*21.39*
# JM High Liquidity Fund Institutional Plan - Dividend	3,30,65,669	4,20,04,281 !	7,50,69,950 !!	—	—	Nil	*33.12*
# Grindlays Cash Fund - Institutional Plan - Dividend	2,37,70,422	14,37,05,795 !	16,74,76,217 !!	—	—	Nil	*23.77*
# HDFC Cash Management Fund - Dividend	1,31,09,356	70,84,96,714 !	72,16,06,070 !!	—	—	Nil	*13.94*
# HSBC Cash Fund- Dividend	3,08,05,242	100,29,29,960 !	99,20,87,364 !!	4,16,47,838	41.65	41.67	*30.82*
# UTI Liquid Cash Plan Institutional - Daily Income	—	1,67,93,689 !	1,66,11,155 !!	1,82,534	18.25	18.61	*Nil*
# Prudential ICICI Fixed Maturity Plan Series 34	—	2,58,46,997 !	—	2,58,46,997	25.85	25.85	*Nil*
# Tata Liquid Super High Investment Fund - Growth	7,10,717	2,17,293 !	7,10,717 !!	2,17,293	21.73	30.00	*86.26*
						453.03	*535.77*
						760.49	*822.03*
						3,594.22	***3,436.24***
** Provision for diminution in value of Investments other than temporary						(24.07)	*(24.07)*
						3,570.15	***3,412.17***

Notes :

	As at 31-03-2007 Rupees Crores	***As at 31-03-2006 Rupees Crores***
(1) Aggregate of Quoted Investments -		
Cost	783.42	*732.09*
Market Value	995.10	*1,083.41*
(2) Aggregate of Unquoted Investments -		
Cost	2,810.80	*2,704.15*

(3) During the year, the Company acquired and sold the following Investments :

	No. of Units	Purchase Cost Rupees Crores
SBI Magnum Institutional Income Fund - Growth	2,63,65,746	30.00
SBI Magnum Institutional Income Fund - Dividend	22,99,68,900	230.72
Prudential ICICI - Institutional Plus - Dividend	21,83,03,776	258.72
DSP Liquid Plus Fund	5,11,088	51.12
DSP Liquidity Fund	35,50,088	355.08
Prudential ICICI FMP series 32	2,53,88,250	25.39
TATA Fixed Horizon Fund - Dividend	2,51,12,729	25.13
SBI Premium Liquid Fund - Institutional - Growth	61,52,007	7.00
SBI Premium Liquid Fund - Institutional - Daily dividend	8,57,34,567	86.01

\# Current Investments - all other investments are long term investments.
! Acquired during the year.
!! Sold/redeemed during the year.
\## Consequent to share split.
@ Consequent to merger.

Schedule forming part of the Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
CURRENT ASSETS -			
(a) Inventories -			
(i) Stores and Spare Parts at or below cost	296.57		406.58
(ii) Loose Tools at or below cost	0.19		0.19
(iii) Stores, Tools and Equipment in transit at cost	98.85		26.36
(iv) Work-in-progress	0.81		9.13
		396.42	442.26
(b) Sundry Debtors -			
(i) Debts outstanding for more than six months	753.49		268.84
(ii) Other debts	742.48		824.70
	1,495.97 #		1,093.54 #
Less: Provision for Doubtful Debts	17.75		35.31
		1,478.22	1,058.23
Notes -			
Sundry Debtors fully secured	12.93		10.14
Sundry Debtors unsecured and considered good	1,465.29		1,048.09
Sundry Debtors considered doubtful	17.75		35.31
	1,495.97		1,093.54
# Includes Rs. 49.26 crores (*31st March, 2006 - Rs. 81.15 crores*), which, in accordance with the terms of the contracts were not due for payments as at 31st March, 2007.			
(c) Cash and Bank Balances -			
(i) Cash and Cheques on Hand (includes cheques on hand Rs. 27.40 crores - *31st March, 2006 - Rs. Nil*)	27.62		0.21
(ii) Current Accounts with Scheduled Banks	33.18		25.36
(iii) Term Deposits with Scheduled Banks	895.49 @		886.15@
(iv) Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank (maximum amount outstanding during the year Rs. Nil - *31st March, 2006 - Rs. 437.21 crores*)	* !		*!
(v) Deposit under Escrow agreement with Credit Suisse-Singapore-Non-Scheduled Bank (maximum amount outstanding during the year Rs. 391.16 crores)	379.90 !		Nil
(vi) Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	31.53		78.83
		1,367.72	990.55
@ Includes Rs. 504.89 crores (*31st March, 2006 - Rs. 885.10 crores*) in foreign currency.			
! In foreign currency.			
(d) Other Current Assets -			
Interest accrued on Investments		29.03	18.06
		3,271.39	**2,509.10**
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)			
(a) Advances with public bodies (including balances with Customs and Excise Rs. 0.07 crore - *31st March, 2006 - Rs. 0.11 crore*)		0.55	0.62
(b) VAT/Sales Tax receivable (Inputs) (Net)		48.72	29.17
(c) Deposits with Af-Taab Investment Co. Ltd. (a Subsidiary Company) (including interest accrued Rs. 2.15 crores - *31st March, 2006 - Rs. 0.84 crore*)		57.49	81.99
(d) Deposits with NELCO Ltd. (a Subsidiary Company)		1.65	1.65
(e) Advances with Subsidiaries :			
Advances with Maithon Power Ltd.		Nil	0.01
Advances with Industrial Energy Ltd. (including interest accrued Rs. 2.59 crores - *31st March, 2006 - Rs. Nil*)		94.09	Nil
(f) Deposits with other Companies (including deposits considered doubtful Rs. 1.27 crores - *31st March, 2006 - Rs. 1.27 crores*)	1.27		134.27
Less: Provision for doubtful deposits	1.27		1.27
		Nil	133.00
(g) Other Advances (including amount due from Directors Rs. 0.21 crore - *31st March, 2006 - Rs. Nil* - maximum amount due during the year Rs. 0.22 crore - *31st March, 2006 - Rs. 0.17 crore*) (including advances considered doubtful Rs. 14.84 crores - *31st March, 2006 - Rs. 12.94 crores*)	416.27		147.70
Less: Provision for doubtful advances	14.84		12.94
		401.43	134.76
(h) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		166.47	82.74
		770.40	**463.94**
		4,041.79	**2,973.04**



Schedules forming part of the Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account (@ includes Rs. 9.82 crores in respect of the year ended 31st March, 2005, transferred during the previous year)	46.82		46.82@
(b)	Sundry Creditors (includes VAT liability Rs. 0.06 crore - *31st March, 2006 - Rs. Nil*) (See Note 10)	893.42		565.14
(c)	Advance and progress payments	38.54		17.03
(d)	Interest accrued but not due on Secured Loans	30.01		23.33
(e)	Interest accrued but not due on Unsecured Loans	7.56		8.60
(f)	Investor Education and Protection Fund shall be credited by the following amounts namely : - **			
	(i) Unpaid Dividend	7.28		6.52
	(ii) Unpaid Matured Debentures	*		0.24
	(iii) Interest	0.14		0.10
	(iv) Unpaid Matured Deposits	0.25		1.03
(g)	Other Liabilities	23.79		22.01
(h)	Security Deposits from Consumers	23.67		22.68
(i)	Sundry Deposits	54.24		18.31
			1,125.72	731.81
**	includes amounts aggregating Rs. 0.54 crore (*31st March, 2006 - Rs. 0.20 crore*) outstanding for more than seven years pending legal cases.			
PROVISIONS -				
(a)	Provision for Wealth Tax	0.89		0.72
(b)	Provision for Proposed Dividend	188.22		168.41
(c)	Provision for Additional Income-tax on Dividend	31.99		23.62
(d)	Provision for Gratuities	77.46		68.58
(e)	Provision for Pension Scheme	12.92		12.79
(f)	Provision for Accrued Leave	40.31		32.95
(g)	Provision for Premium on redemption of Debentures	134.70		134.70
(h)	Provision for Premium on redemption of Foreign Currency Convertible Bonds	137.74		141.16
(i)	Provision for future foreseeable losses on contracts, etc	4.33		3.77
(j)	Provision for Warranties	3.02		2.50
			631.58	589.20
			1,757.30	1,321.01

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure Incurred	Amount Written off			
	Till 31-03-2007 Rupees Crores	Till 31-03-2006 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	As at 31-03-2006 Rupees Crores
INTANGIBLE ASSETS –					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	Nil
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	Nil
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	Nil
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE –					
Expenses re : New Ordinary Shares	0.03	0.03	—	Nil	Nil
Expenses towards Rights Shares issued in 1993	3.66	2.26	0.17	1.23	1.40
Global Depository Shares (GDS) issue expenses	11.12	6.87	0.53	3.72	4.25
Discount on issue of Debentures	0.53	0.53	—	Nil	Nil
Discount on issue of Euro Notes	5.54	4.54	0.19	0.81	1.00
Merger expenses - Tata Hydro & Andhra Valley	61.93	61.93	—	Nil	Nil
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.54	—	Nil	Nil
Preliminary Expenses	0.01	0.01	—	Nil	Nil
Voluntary Retirement Scheme Compensation	26.81	13.75	8.93	4.13	13.06
	110.43	90.72	9.82	9.89	19.71
Less : GDS issue expenses adjusted against Securities Premium				3.72	4.25
				6.17	15.46

Schedule forming part of the Profit and Loss Account

SCHEDULE "1": REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE -			
(a) Revenue from Power Supply	4,707.72		*4,287.72*
Less: Cash Discount	26.14		*20.43*
Rebate to consumers (*See Note 13*)	223.94		*Nil*
Consumer Benefit Account (@ includes Rs. 9.82 crores in respect of the year ended 31st March, 2005, transferred during the previous year)	Nil		*24.89 @*
	4,457.64		*4,242.40*
(b) Wheeling & Transmission Charges recoverable	97.86		*24.40*
(c) Revenue from Contracts:			
Electronic Products	42.79		*33.03*
Less: Excise Duty	0.12		*0.48*
	42.67		*32.55*
Transmission EPC Business...	60.84		*194.43*
	103.51		*226.98*
(d) Rental of Land, Buildings, Plant and Equipment, etc	10.19		*10.03*
(e) Income In Respect of Services rendered	9.44		*10.39*
(f) Miscellaneous Revenue and Sundry Credits	21.02		*8.67*
(g) Provision for Doubtful Debts and Advances written back (Net)	15.66		*Nil*
(h) Profit on sale/retirement of Assets (Net) (@ includes Rs. 8.72 crores on sale of land including development rights)	Nil		*9.37 @*
		4,715.32	***4,532.24***
2. OTHER INCOME -			
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc. (including Rs. 4.44 crores - *Previous Year - Rs. 3.16 crores* on Contingencies Reserve Investments and Rs. 7.71 crores on Deferred Tax Liability Investments - *Previous Year - Rs. 7.65 crores*) (including interest from subsidiaries Rs. 10.33 crores - *Previous Year - Rs. 5.64 crores*) (including Income-tax deducted Rs. 4.86 crores - *Previous Year - Rs. 5.53 crores*)..	146.89		*89.94*
(b) Interest on US 64 Tax Free Bonds from Unit Trust of India (including Rs. 5.91 crores - *Previous Year - Rs. 5.91 crores* on Contingencies Reserve Investments and Rs. 11.88 crores on Deferred Tax Liability Investments - *Previous Year - Rs. 11.88 crores*)	19.89		*19.89*
(c) Dividend from Trade Investments	36.92		*19.31*
(d) Interest from Trade Investments (including Income-tax deducted Rs. 0.30 crore - *Previous Year - Rs. Nil*)	1.33		*Nil*
(e) Dividend from Subsidiaries	34.51		*1.22*
(f) Dividend from Other Investments	50.47		*15.18*
(g) Interest from Other Investments (including Income-tax deducted Rs. 0.04 crore - *Previous Year - Rs. 0.04 crore*)	14.67		*5.63*
(h) Profit on Sale of Investments (Net) (including Rs. 28.93 crores - *Previous Year - Rs. 129.97 crores* in respect of Long Term Investments)	39.31		*149.39*
(i) Provision for Diminution in value of Investments written back (Net)	Nil		*2.00*
(j) Profit on Sale of Power Systems Division	Nil		*22.43*
(k) Sundry Receipts	Nil		*0.62*
		343.99	***325.61***
		5,059.31	***4,857.85***


TATA

Schedule forming part of the Profit and Loss Account

SCHEDULE "2": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a) Salaries, Wages and Bonus (excluding Rs. 0.21 crore on Repairs and Maintenance - *Previous Year - Rs. 0.20 crore*)	139.73		*114.45*
(b) Company's contribution to Provident Fund	7.22		*6.35*
(c) Retiring Gratuities	13.66		*9.54*
(d) Welfare Expenses	18.73		*22.42*
(e) Contribution to Superannuation Fund	9.37		*8.91*
(f) Leave Encashment Scheme	10.65		*7.25*
(g) Pension Scheme	2.96		*4.76*
	202.32		*173.68*
Less: Employee,cost capitalised	4.45		*1.26*
Less: Employee cost recovered	5.97		*2.16*
		191.90	*170.26*
2. OPERATION EXPENSES -			
(a) Stores, Oil, etc. consumed (excluding Rs. 34.34 crores on Repairs and Maintenance - *Previous Year - Rs. 25.60 crores*)	10.19		*23.40*
(b) Rental of Land, Buildings, Plant and Equipment, etc.	14.18		*12.58*
(c) Repairs and Maintenance -			
(i) To Buildings and Civil Works	19.40		*19.40*
(ii) To Machinery and Hydraulic Works	97.99		*94.35*
(iii) To Furniture, Vehicles, etc.	2.59		*2.23*
	119.98		*115.98*
(d) Rates and Taxes	25.62		*20.98*
(e) Insurance	15.84		*15.98*
(f) Components consumed	17.37		*11.06*
(g) Cost of materials and erection charges	64.54		*204.07*
(h) Other Operation Expenses	31.30		*41.37*
(i) Provision for future foreseeable losses on contracts	0.56		*3.27*
(j) Agency Commission	0.83		*2.93*
		300.41	*451.62*
3. WHEELING & TRANSMISSION CHARGES PAYABLE		40.70	*17.40*
4. ADMINISTRATION EXPENSES -			
(a) Rent	0.96		*1.04*
(b) Rates and Taxes	1.14		*1.04*
(c) Insurance	0.54		*0.28*
(d) Other Administration Expenses	12.64		*10.56*
(e) Directors' Fees	0.12		*0.09*
(f) Auditors' Fees (*See Note 24*)	2.94		*2.25*
(g) Government Audit Fees	0.01		*Nil*
(h) Cost of Services Procured	17.45		*17.01*
(i) Miscellaneous Expenses	28.10		*28.50*
(j) Bad Debts	0.08		*6.75*
(k) Provision for Doubtful Debts and Advances (Net)	Nil		*15.44*
(l) Loss on sale/retirement of Assets (Net)	1.52		*Nil*
		65.50	*82.96*
Carried Over....		598.51	*722.24*

Schedules forming part of the Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(CONTD.)*

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Brought Forward..		598.51	*722.24*
5. DECREASE/(INCREASE) IN WORK-IN-PROGRESS -			
Opening Balance	9.13		*3.87*
Less: Transfer on sale of Power Systems Division	Nil		*3.69*
Less: Closing Balance	0.81		*9.13*
		8.32	*(8.95)*
6. AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*		9.82	*9.82*
7. TRANSFER OF REVENUE EXPENSES TO CAPITAL		(0.91)	*(4.12)*
		615.74	***718.99***

SCHEDULE "3" : INTEREST AND FINANCE CHARGES

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
INTEREST -			
(a) INTEREST ON DEBENTURE LOANS	51.54		*52.22*
(b) INTEREST ON FIXED PERIOD EURO NOTES & FCCB	90.80		*93.59*
(c) OTHER INTEREST AND COMMITMENT CHARGES (including Rs. 49.29 crores on Fixed Period Loans - *Previous Year - Rs. 7.64 crores*)	56.74		*17.71*
	199.08		*163.52*
Less: INTEREST CAPITALISED	16.54		*15.06*
		182.54	*148.46*
FINANCE CHARGES -			
(a) LOSS ON EXCHANGE (NET)	(2.09)		*8.01*
(b) COMMISSION AND BROKERAGE	4.48		*4.65*
(c) DELAYED PAYMENT CHARGES	Nil		*0.22*
(d) OTHER FINANCE CHARGES	4.57		*3.94*
		6.96	*16.82*
		189.50	***165.28***

SCHEDULE "4" : STATUTORY APPROPRIATIONS

	Rupees Crores	*Previous Year Rupees Crores*
(a) CONTINGENCIES RESERVE	2.23	*10.40*
(b) TARIFFS AND DIVIDENDS CONTROL RESERVE (@includes Rs. 9.82 crores in respect of the year ended 31st March, 2005, transferred during the previous year)	Nil	*24.89 @*
(c) SPECIAL RESERVE *(See Note 13)*	20.60	*Nil*
	22.83	***35.29***


TATA

Schedule forming part of the Profit and Loss Account

SCHEDULE "5" : COMPUTATION OF NET PROFIT IN ACCORDANCE WITH SECTION 309(5) OF THE COMPANIES ACT, 1956 AND COMMISSION PAYABLE TO THE WHOLE-TIME AND OTHER DIRECTORS

	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
Profit before Taxes and Statutory Appropriations as per Profit and Loss Account		586.01	*747.45*
Add - Managerial Remuneration	4.77		*1.80*
Provision for diminution in value of Investments written back (Net)	Nil		*(2.00)*
Provision for Doubtful Debts and Advances (Net)	(15.66)		*15.44*
		(10.89)	*15.24*
		575.12	*762.69*
Less - Profit on Sale of Investments (Net)	39.31		*149.39*
Profit on Sale of Power Systems Division	Nil		*22.43*
Profit on transfer of land	Nil		*8.72*
		39.31	*180.54*
Net Profit as per Section 309(5)		535.81	*582.15*
Commission payable to :			
(a) Whole-time Directors (inclusive of short provision of Rs. 0.25 crore of previous year) (*Previous Year net of excess provision of Rs. 0.27 crore written back*)		1.45	*0.33*
(b) Non Whole-time Directors (inclusive of short provision of Rs. 0.66 crore of previous year) (*Previous Year Rs. Nil*) restricted to		1.61	*0.60*
		3.06	*0.93*

Note :

The Company has been legally advised that commission payable to the non Whole-time Directors in terms of Section 309 and other applicable provisions, if any, of the Companies Act, 1956, does not require the approval of the Central Government. The Company has, therefore, not applied for such approval.

Signatures to Notes and Schedules "A" to "I" and "1" to "5"

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.

Schedule "J" - Notes forming part of the Accounts

1. Major Accounting Policies:-

(a) Fixed Assets:

All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs. For this purpose cost also includes:

(i) Borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use and

(ii) Exchange differences, in case of borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India.

(b) Depreciation/Amortisation:

(i) Depreciation for the year in respect of assets relating to the electricity business of the Company as Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S. O. 265(E) dated 27th March, 1994, except that computers acquired on or after 1st April, 1998 are depreciated at the rate of 33.40% p.a. on the basis of approval obtained from the State Government.

(ii) Depreciation for the year in respect of assets relating to the electricity business of the Company as other than a Licensee has been provided on straight line method in terms of the repealed Electricity (Supply) Act, 1948 on the basis of Central Government Notification No. S. O. 266(E) dated 29th March, 1994.

(iii) In respect of assets relating to the other business of the Company, depreciation has been provided for on written down value basis at the rates and in the manner prescribed in Schedule XIV to the Companies Act, 1956, except in the case of technical know-how which is written off on a straight line basis over a period of six years.

(iv) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(v) Leasehold Land is amortised over the period of the lease.

(vi) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	-	1.95% to 3.40%
Buildings	-	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	-	3.02% to 5.00%
Plant and Machinery	-	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	-	3.02% to 13.91%
Furniture, Fixtures and Office Equipment	-	12.77% to 18.10%
Motor Vehicles, Launches, Barges, etc.	-	25.89% to 33.40%
Helicopters	-	33.40%.

Depreciation so provided has been determined as being not less than the depreciation which would have been recognized in the Profit and Loss Account had the rates and the manner prescribed under Schedule XIV to the Companies Act, 1956, been applied.

(c) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard (AS-19) "Leases", issued by The Institute of Chartered Accountants of India. Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight-line basis.

(d) Investments:

Long term investments are carried at cost, less provision for diminution other than temporary, if any, in the value of such investments. Current Investments are carried at lower of cost and fair value.

(e) Inventories:

Inventories of stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress is valued at lower of cost and net realisable value. Cost includes material costs, labour and manufacturing overheads on the basis of absorption costing.

(f) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted / substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods (*See Note 22*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(g) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(h) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(i) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(j) Foreign Exchange Transactions:

All monetary assets and monetary liabilities in foreign currencies are translated at the relevant rates of exchange prevailing at the year end. In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract. In case of monetary assets and monetary liabilities in foreign currencies (other than those for acquisition of fixed assets from a country outside India) the exchange differences are recognised in the Profit & Loss account.

Exchange differences in case of borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India are adjusted to the cost of fixed assets.

(k) Retirement Benefits:

Provision for accruing liability for gratuity, pension and leave encashment on separation is made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities. Contribution to Provident Fund & Superannuation Fund are accounted on accrual basis with corresponding contributions to recognised funds.

(l) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(m) Accounting for Contracts:

Income on contracts in respect of Transmission EPC and Strategic Electronics business are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(n) Issue Expenses:

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the repealed Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium Account.

(ii) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and Debentures are adjusted against Securities Premium Account.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(o) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(p) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is amortised over a period of thirty six months commencing from the month following the month of separation.

(q) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Company. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

2. In terms of the Agreement dated 30th March, 2007 entered into by the Company with PT Bumi Resources TBK, Kalimantan Coal Limited, Sangatta Holdings Limited, Forerunner International PTE Ltd., PT Amara Bangun Cesta, Hannibal S Anwar and Perry Purbaya Wahyu for acquisition of stake in Coal Companies pending completion of necessary formalities, the Company has deposited a sum of USD 88,000,000 (Rs. 379.90 crores as at 31st March, 2007) as Escrow Deposit (interest bearing) with Credit Suisse, Singapore Branch. In the event of termination of the agreement to acquire stake, subject to certain conditions, the deposit will be refunded / forfeited to / by the Company / seller.

3. In an earlier year, the Company issued 1% Foreign Currency Convertible Bonds (FCCB) aggregating to USD 200 million (Rs. 878.80 crores at issue). The bondholders have an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = USD 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions..Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount.

4. Net proceeds received on issue of FCCB to the extent not utilised have been invested in Short Term Deposits with Banks [items (c) (iii) and (c) (iv) – Schedule "G"].

5. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India-Tax Free US Bonds 2008 of face value of Rs. 87.56 crores and Rs. 176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.94 crores and Rs. 292.09 crores respectively. No provision has been made for diminution in the value of these investments as the loss on realisation of these investments, if any, will be adjusted against the said reserves. However, Maharashtra Electricity Regulatory Commission (MERC) in its Order dated 22nd March, 2007, while disposing off the review petition filed by the Company in respect of Tariff Order dated 3rd October, 2006 has disallowed the diminution in the value of these investments and is of the opinion that the same should be borne by the Company and not by the consumers. The Company has filed an appeal with Appellate Tribunal of Electricity (ATE) against the Order dated 22nd March, 2007 [Refer Note 11(i) below].

6. (a) Contingencies Reserve No.1 represents the transfer to such reserves in terms of Para IV of the Sixth Schedule to the repealed Electricity (Supply) Act, 1948.

(b) Contingencies Reserve No.2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

7. The Company has been legally advised that the Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Company.

8. (a) The Company has an investment in Tata Teleservices Limited (TTSL) of Rs. 726.00 crores (31st March, 2006 – Rs. 726.00 crores);



(b) TTSL has accumulated losses as at 31st March, 2006, based on latest audited accounts for March, 2006, which has significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

9. Capital commitments not provided for are estimated at Rs. 1,044.53 crores (*31st March, 2006 - Rs. 101.00 crores*).

10. (a) Sundry Creditors [item (b) under 'Current Liabilities' - Schedule "H"] include Rs. 0.18 crore (*31st March, 2006 - Rs. 0.84 crore*) due to small scale and ancillary undertakings.

(b) Small scale and ancillary undertakings to whom amount is outstanding for more than 30 days are as follows :-

(i) Akshay Industries

(ii) Bharath Rubber Industries

(iii) C S Diesel Engineering Pvt. Ltd.

(iv) EMI Transmission Pvt. Ltd.

(v) GEA Energy System (India) Ltd.

(vi) Industrial Rubber Works

(vii) Leonarc Industries

(viii) Mikroflo Filters Pvt. Ltd.

(ix) Nitin Fire Protection Industries Ltd.

(x) Nand Kishore Khanna & Sons

(xi) Precimeasure Controls Pvt. Ltd.

(xii) Prithvi Tools

(xiii) Pooja Engg. Works

(xiv) Radiant Technologies

(xv) Shanti Industries

(xvi) Yashmun Engineers Ltd.

The above information has been compiled in respect of parties to the extent to which they could be identified as small scale and ancillary undertakings on the basis of information available with the Company.

(c) No enterprises have been identified as a "Supplier" under the Micro, Small and Medium Enterprises Development Act, 2006. The aforesaid identification has been done on the basis of information, to the extent provided by the vendors to the Company. This has been relied upon by the Auditors.

11. Contingent Liabilities:

(a) Claims against the Company not acknowledged as debts Rs. 195.10 crores (*31st March, 2006 - Rs.166.73 crores*) consists mainly of the following:

(i) Octroi claims disputed by the Company aggregating to Rs. 5.03 crores (*31st March, 2006 - Rs. 5.03 crores*), consisting of Octroi exemption claimed by the company regarding which the Writ has been admitted by the High Court.

(ii) A Suit has been filed against the Company claiming compensation of Rs. 20.51 crores (*31st March, 2006 - Rs. 20.51 crores*) by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 86.14 crores (*31st March, 2006 - Rs. 81.85 crores*).

(iii) Rates, Duty & Cess claims disputed by the Company aggregating to Rs. 35.09 crores (*31st March, 2006 - Rs. 14.88 crores*), consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Company.

(iv) Delayed Payment Charges on Standby Charges and interest on delayed payments payable to MSEB estimated at Rs. 31.00 crores (*31st March, 2006 - Rs. 31.00 crores*) [Refer Note 11 (g)].

(v) Other claims against the Company not acknowledged as debts Rs. 17.33 crores (*31st March, 2006 - Rs. 13.46 crores*).

(vi) Other employee matters – amount not ascertainable.

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Company and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

		As at 31st March, 2006
(i) Matters on which there are decisions of the appellate authorities in the Company's favour, not accepted by the tax authorities	64.24	*29.67*
(ii) Interest and penalty demanded	10.99	*15.69*

(c) (i) Non-financial exposures of the Company :

	Contingent Liabilities				Other Commitments	
Name of the company	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL)	–	62,36,45,847	–	–	–	–
	56.50	*34,88,40,000*	–	–	–	–
Panatone Finvest Limited (PFL)	500.00	–	–	–	–	–
	500.00	–	–	–	–	–
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	–	–	–	–	–
	50.00	–	–	–	–	–
North Delhi Power Limited (NDPL)	–	–	–	–	–	832.28
	0.09	–	–	–	–	*280.28*
Powerlinks Transmission Limited (PTL)	–	23,86,80,000	366.00	–	–	–
	–	*21,42,00,000* [Refer (c) (iii) below]	*366.00*	–	–	–
Tata Honeywell Limited (THL)	–	–	–	0.74	–	–
	–	–	–	*0.74*	–	–
NELCO Limited (NELCO)	–	–	–	–	25.00	–
	–	–	–	–	*25.00*	–
Tata Power Trading Company Limited (TPTCL)	50.00	–	–	–	–	–
	–	–	–	–	–	–

Note: Previous year's figures are in italics.

(ii) The Company has in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming


TATA

party for pledging the Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed [also refer Note (c) (i) above].

(iv) The Company has furnished a Corporate Indemnity of Rs. 315.30 crores (*31st March, 2006 - Rs. 315.30 crores*) in favour of ICICI Bank Limited for an amount equal to a liability of the Punjab National Bank under the Bank Guarantee issued by them in connection with the dispute with Reliance Energy Limited (REL) on the sharing of Standby Charges. Subsequent to the year end the same has been cancelled.

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of USD 0.23 per Thousand Cubic Feet (MCF). The obligation on the Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Company has been advised that the price at which the gas is billed is to be treated as provisional. The Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Company.

(iii) Prices of Natural Gas from 1st April, 2000 is under review by the Ministry of Petroleum and Natural Gas (MOPNG).

(iv) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs. 40.09 crores (*31st March, 2006 - Rs. 40.09 crores*) have been made on the Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st December, 2001 which claims have been contested by the Company.

(v) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Company has not accepted claims for quantities billed which are in excess of the Company's meter readings. The amount of such claims not provided for aggregates Rs. 3.74 crores (*31st March, 2006 - Rs. 3.74 crores*).

(f) In a matter pertaining to distribution rights of the Company, the Appellate Tribunal for Electricity (ATE) vide its Order dated 22nd May, 2006, set aside MERC's Order and allowed as a whole the appeal preferred by REL. The financial consequences of the Appellate Tribunal's Order have neither been quantified in the Order nor been ascertained by the Company. The Company has filed an appeal in the Hon'ble Supreme Court. By interim orders, the Supreme Court has allowed the Company to continue to supply electricity to its existing consumers and to connect to certain new consumers. The hearing of the appeal has been concluded and the Order is reserved. The Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

(g) In respect of the Standby Charges dispute with REL for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Company to refund to REL as on 31st March, 2004, Rs. 354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2007 the accumulated interest was Rs. 117.56 crores (including interest of Rs. 15.14 crores mentioned above) (Rs. 31.62 crores for the year ended 31st March, 2007).

On appeal, the Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by REL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Advances". Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores and interest payable. The aggregate of Standby Charges credited in previous years and interest of Rs. 31.00 crores payable to MSEB, net of tax is estimated at Rs. 488.29 crores, which will be adjusted, wholly by a withdrawal / set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Company on the final outcome.

(h) MERC vide its Tariff Order dated 11th June, 2004, had directed the Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt-Equity ratio of 70:30 to fund the Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in Note 11 (g) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby Charges dispute as mentioned in Note 11 (g) above.

(i) MERC had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations / order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Company as deductible from Clear Profits are not deductible.

As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs.164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and the Order requires that the above deficit should be adjusted against the balance available in certain Statutory Reserves and Consumer Benefit Account aggregating to Rs. 226.00 crores. The Order also provides that the balance of Rs. 61.55 crores available in the Statutory Reserves and Consumer Benefit Account after the above adjustment be utilised towards Annual Revenue Requirement for 2006-07.

The Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and, MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Company. The Company is of the view, supported by legal opinion, that aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with ATE and pending final outcome of this appeal, no adjustments have been made in the accounts for the year ended 31st March, 2007.

12. The tariff in respect of the Mumbai Licensed Area for the year ended 31st March, 2006 and the six months ended 30th September, 2006 is based on the Tariff Order dated 11th June, 2004 issued by MERC for the years 2003-04 and 2004-05. Pursuant to the Order dated 3rd October, 2006 [referred in Note 11(i) above], the Company has revised electricity tariffs for all categories of consumers with effect from 1st October, 2006.

13. During the year the Company has, based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by MERC and the basis of Tariff Order dated 3rd October, 2006 issued by it, determined in respect of its license area operations, a net surplus (i.e. excess of aggregate gain over Return on Equity entitlement) of Rs. 242.29 crores, arising mainly on account of reversal of provision for tax of Rs. 181.74 crores in respect of earlier years. In accordance with the regulations, Rs. 223.94 crores has been considered as a rebate in tariffs to be passed on to consumers which has been reduced from revenue and accounted as a liability; Rs. 20.60 crores appropriated to a Special Reserve and an aggregate net deficit of Rs. 2.25 crores absorbed by the Company. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid tariff regulations, would be made after the completion of such review.

14. The Wage Agreement entered into by the Company with the employees expired on 31st December, 2005 and a fresh Agreement is under negotiation. Pending finalisation of these negotiations, provision on an estimated basis for the year ended 31st March, 2007 has been made on this account and is included in item 1(a) of Schedule "2" and no separate allocation has been made towards the Company's contribution to Provident and other Funds etc. included therein. Any adjustment necessary consequent on final determination of the liability pertaining to the period from 1st January, 2006 to 31st March, 2007 will be made in the year in which such negotiations are concluded.

15. The Company has paid during the year monthly payments aggregating to Rs. 0.72 crore (*2005-06 – Rs. 0.57 crore*) under the post retirement scheme to former Managing/Executive Directors.

16. (a) Total number of electricity units sold during the year – 14,422 M.U. (*2005-2006 – 13,616 M.U.*).

(b) Total number of electricity units purchased during the year – 902 M.U. (*2005-2006 – 617 M.U.*).

17. During the previous year, the Company has commissioned its new 120 MW thermal power unit at Jojobera, Jharkhand. The billing has been done on the basis of draft Power Purchase Agreement prepared jointly by the Company and Tata Steel Limited, which is pending for signature on account of certain regulatory issues.

18. Cost of Fuel for the year ended 31st March, 2007, is net of Rs. 42.30 crores, on account of reversal of provision made in earlier years for levy of sales tax on fuel oil. Consequently, Revenue for the year ended 31st March, 2007, is net of Rs. 42.30 crores.

19. In respect of the contracts pertaining to the Transmission EPC and Strategic Electronics business, disclosures required as per AS-7 (Revised) are as follows:

    (a) Contract revenue recognised as revenue during the year Rs.103.65 crores (*2005-06 - Rs.227.46 crores*).

    (b) In respect of contracts in progress –

        (i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2007 - Rs. 218.43 crores (*31st March, 2006 - Rs. 461.57 crores*).

        (ii) Advances and progress payments received as at 31st March, 2007 - Rs. 45.19 crores (*31st March, 2006 - Rs. 22.04 crores*).

        (iii) Retention money included as at 31st March, 2007 in Sundry Debtors - Rs. 15.45 crores (*31st March, 2006 - Rs.10.26 crores*).

    (c) Gross amount due to customers for contract work as a liability as at 31st March, 2007 - Rs. Nil (*31st March, 2006 - Rs. 36.60 crores*).

    Further cost of materials and erection charges for Transmission EPC and Strategic Electronics business comprises of:

Rs. crores

		2005-06
Material Cost	60.70	*147.77*
Sub-Contracting charges	19.55	*62.90*
Labour charges	11.19	*6.25*
	91.44	*216.92*

20. Disclosures as required by Accounting Standard 19 (AS-19) issued by The Institute of Chartered Accountants of India are as follows:

    (a) Operating Leases:

        (i) The Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given. In respect of the above arrangements, lease rentals payable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment, etc. (disclosed under Operation Expenses in Schedule "2") and Rent (disclosed under Administration Expenses in Schedule "2").

        (ii) Commercial / residential premises have been given on operating lease having original cost of Rs. 34.98 crores (*31st March, 2006 – Rs. 34.98 crores*) and accumulated depreciation of Rs. 5.76 crores (*31st March, 2006 – Rs. 4.69 crores*) as at 31st March, 2007. Depreciation on the above assets for the current year is Rs. 1.07 crores (*31st March, 2006 – Rs.1.07 crores*). Under these arrangements, generally refundable interest-free deposits have been taken. In respect of the above arrangements, lease rentals receivable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment, etc. (disclosed under Revenue and Other Income in Schedule "1"). The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 0.41 crore (*31st March, 2006 - Rs. 2.61 crores*), in each of the following periods are as under:

Rs. crores

			2005-06
(a)	not later than one year	0.41	*2.20*
(b)	later than one year and not later than five years	Nil	*0.41*
(c)	later than five years	Nil	*Nil*

(iii) The initial direct costs in respect of operating lease are recognised in the Profit and Loss Account.

(b) Finance Leases:

During the year the Company has taken vehicles on finance leases which expire in 2009-2010 and 2011-2012. The lease rentals are charged on the basis of agreed terms. The said vehicles are capitalised using interest rates determined at the inception of the lease.

The aggregate maturities under these finance leases are as follows:

Rs. crores

		Total minimum lease payments outstanding	Future interest outstanding	Present value of minimum lease payments
(a)	not later than one year	0.11	0.03	0.08
(b)	later than one year and not later than five years	0.34	0.05	0.29
(c)	later than five years	0.45	0.08	0.37

21. Consequent to Minimum Alternate Tax (MAT) being applicable to the Company, tax provision for the year has been made by applying the provisions of Section 115JB of the Income-tax Act, 1961.

22. (a) The aggregate deferred tax liability (net) accounted for by the Company is Rs. 325.51 crores (*Rs. 308.67 crores as at 31st March, 2006*).

(b) In respect of the non-licensed area and adjustments [other than as mentioned in Note 22 (c) below] relating to licensed business the aggregate deferred tax liability amounts to Rs. 5.70 crores (*asset of Rs. 16.15 crores as at 31st March, 2006*).

(c) In respect of the Licensed Business, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income-tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions, currently not arisen. Any resultant excess of the aggregate of the Deferred Tax Liability Fund and Deferred Tax Liability recognised, currently estimated at Rs. 76.04 crores (*Rs. 71.03 crores as at 31st March, 2006*) will be accounted for on determination of the matter stated in Note 11 (g).

(d) Deferred Tax Liability/ (Asset) [Net] as at 31st March, 2007 comprises of:

Rs. crores

			2005-06	
Deferred Tax Liability :				
Arising on account of timing differences in:				
Depreciation		388.76		*371.35*
Less: Balance in Deferred Tax Liability Fund	395.85		*395.85*	
Less: Reversal of deferred tax liability, not adjusted	76.04	319.81	*71.03*	*324.82*
(A)		**68.95**		***46.53***



		Rs. crores
		2005-06
Deferred Tax Assets :		
Arising on account of timing differences in :		
Provision for doubtful debts and advances	10.74	*12.55*
Provision for tax, duty, cess, fee	8.41	*9.87*
Provision for gratuity & leave encashment	38.42	*32.00*
Others	5.68	*8.26*
(B)	**63.25**	***62.68***
Net Deferred Tax Liability/(Asset) (A) – (B)	**5.70**	***(16.15)***

		Rs. crores
		2005-06
23. (a) (i) Managerial Remuneration for Directors	@4.65	*@1.71*
The above is inclusive of:		
(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	0.94	*0.54*
(b) Contribution to Provident & other Funds	0.10	*0.10*
(c) Commission to Directors	3.06	*0.93*
(d) Ex-gratia payment	Nil	*0.04*
(ii) Directors' Sitting Fees	0.12	*0.09*

@ Includes Rs. 0.96 crore (*31st March, 2006 - Rs. 0.12 crore*) which is subject to the approval of members in the forthcoming Annual General Meeting.

(b) Managerial Remuneration shown above includes :

(i) Rs. 0.91 crore (*31st March, 2006 - net of Rs. 0.27 crore*) being short/(reversal of) provision for commission relating to the previous year.

(ii) Rs. Nil (*31st March, 2006 – Rs. 0.27 crore*) being reversal of excess provision (Net) for retirement benefits i.e. gratuity, leave encashment, etc. in respect of period of service with the Company.

(c) Managerial Remuneration shown above is exclusive of:

		Rs. crores
		2005-06
(i) Fees as Technical Advisor to a Non Whole-time Director	0.21	*0.21*
(ii) Salary to an Ex-Managing Director in the capacity of an Advisor	Nil	*0.20*

		Rs. crores
		2005-06
24. Details of Auditors' Remuneration :		
(a) Audit fees #	0.96	*0.96*
(b) Fees for taxation matters **	0.61	*0.38*
(c) Fees for company law matters	*	*
(d) Fees for other services @	1.36	*0.90*
(e) Reimbursement of out-of-pocket expenses (included under Miscellaneous Expenses)	0.03	*0.03*
(f) Audit Fees to Branch Auditors	0.01	*0.01*

Includes Service Tax Rs. 0.11 crore (*2005-06 - Rs. 0.10 crore*).

** Includes Service Tax Rs. 0.06 crore (*2005-06 - Rs. 0.04 crore*).

@ Includes Service Tax Rs. 0.15 crore (*2005-06 - Rs. 0.09 crore*).

The above excludes payments aggregating Rs. 0.15 crore (*2005-06 – Rs. 0.05 crore*) to an associated firm of the auditors.

Rs. crores

				2005-06
25.	(a)	C.I.F. value of imports:		
		(i) Capital goods	61.79	*9.96*
		(ii) Components and spare parts	35.94	*30.54*
		(iii) Fuel	822.52	*470.22*
	(b)	Expenditure in foreign currency:		
		(i) Professional and consultation fees	7.26	*5.34*
		(ii) Interest and commitment charges #	77.07	*75.74*
		(iii) Other matters	5.24	*1.90*

Includes interest capitalised Rs. Nil (*2005-06 - Rs. 9.85 crores*)

(c) Value of components, stores and spare parts consumed (including fuel consumed and stores consumption included in Repairs and Maintenance):

Rs. crores

			2005-06	
(i) Imported	1,124.28	40.58%	*733.86*	*29.87%*
(ii) Indigenous	1,646.53	59.42%	*1,722.71*	*70.13%*
	2,770.81	100.00%	*2,456.57*	*100.00%*

(d) Remittances by the Company in foreign currencies for dividends (including amounts credited to Non-Resident External Accounts):

Dividend for the year ended	31st March, 2006	*31st March, 2005*
No. of non-resident shareholders	2,286	*2,236*
No. of Equity Shares of face value Rs.10 each held	26,56,504	*28,48,446*
Amount of Dividend (Rs. crores)	2.26	*2.14*

The above excludes Rs. 0.32 crore (*2005-06 - Rs. 0.37 crore*) being dividend remitted to non-resident depository of the Global Depository Shares holding 3,78,830 shares (*2005-06 - 4,88,530 shares*).

Rs. crores

			2005-06
(e)	Earnings in foreign exchange:		
	(i) Interest	66.85	*41.32*
	(ii) Export on FOB basis	37.46	*41.56*

26. Disclosure as required by Accounting Standard 18 (AS - 18) "Related Party Disclosures" issued by The Institute of Chartered Accountants of India are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

Subsidiaries	Af-Taab Investment Co. Ltd. Chemical Terminal Trombay Ltd. Tata Power Trading Co. Ltd. Powerlinks Transmission Ltd. NELCO Ltd. Tatanet Services Ltd.** Maithon Power Ltd. Industrial Energy Ltd. (from 23rd February, 2007) Industrial Power Utility Pvt. Ltd.** (from 28th March, 2007) Industrial Power Infrastructure Pvt. Ltd.** (from 28th March, 2007)

(b) Other related parties (where transactions have taken place during the year) :

(i) Associates	Panatone Finvest Ltd. *Rujuvalika Investments* Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Yashmun Engineers Ltd. Tata BP Solar India Ltd. Nelito Systems Ltd.**
(ii) Joint Venture	North Delhi Power Ltd.
(iii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.

(c) Key Management Personnel

S. Ramakrishnan
A. J. Engineer (upto 31st December, 2006)
Prasad R. Menon (w.e.f. 16th October, 2006)
G. F. Grove-White (w.e.f. 30th October, 2006)
A. K. Sardana (w.e.f. 1st March, 2007)

** Through Subsidiary Companies

(d) Details of Transactions:

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Purchases of goods	87.17	4.07	–	–	–
	25.96	*0.63*	–	–	–
Sale of goods and scrap	–	0.05	–	–	–
	1.32	*13.49*	–	–	–
Purchase of fixed assets (including capital advances)	0.04	50.00	–	–	–
	0.34	*5.37*	–	–	–
Rendering of services	3.05	0.10	2.65	–	–
	4.16	*0.12*	*1.98*	–	–
Receiving of services	1.52	3.92	–	–	0.49
	1.65	*33.14*	*0.80*	–	*2.45*
Sale of Division	–	–	–	–	–
	–	*80.21*	–	–	–
Transactions of the sold Division entered on behalf, pending legal formalities (Net)	–	–	–	–	–
	–	*18.51*	–	–	–
Management contracts	–	–	–	–	13.21
	–	–	–	–	*12.60*
Remuneration paid	–	–	–	3.47	–
	–	–	–	*1.53*	–
Interest received	10.33	2.47	–	–	–
	5.64	*2.09*	–	*	–

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Dividend received	34.51	8.90	28.85	–	3.69
	1.22	*3.17*	*18.03*	–	*3.97*
Dividend paid	0.03	–	–	–	48.35
	0.03	–	–	–	*42.66*
Guarantee Commission paid	–	–	–	–	–
	–	–	–	–	*0.11*
Bad Debts	–	–	–	–	–
	6.73	–	–	–	–
Provision for Doubtful Debts provided during the year	–	0.05	0.01	–	–
	–	*0.05*	–	–	–
Deposits given	195.98	–	–	–	–
	240.73	*124.90*	–	–	–
Refunds towards deposits given	221.79	–	–	–	–
	220.32	*40.00*	–	–	–
Equity contribution (including advance towards equity contribution)	27.82	–	–	–	–
	118.94	–	–	–	–
Purchase of Debentures	–	84.38	–	–	–
	–	–	–	–	–
Conversion of Debentures into Equity	–	56.25	–	–	–
	–	–	–	–	–
Purchase of Investments	34.05	–	–	–	–
	18.00	–	–	–	–
@ (Reduction in Face Value of Equity Shares of Tata Ceramics Ltd. from Rs.10 to Rs. 2 consequent to restructuring)	–	–	–	–	–
	–	@	–	–	–
Rights Renunciation Premium paid	1.69	–	–	–	–
	–	–	–	–	–
Sale of Fixed Assets	–	–	–	–	–
	–	–	–	*0.06*	–
Loans repaid	–	–	–	0.01	–
	–	–	–	*0.16*	–
Advances given	94.09	–	–	–	–
	0.01	–	–	–	–
Rent-free premises	**	–	–	–	–
	–	–	–	–	–
Guarantees and collaterals given	50.00	–	–	–	–
	–	–	–	–	–
Letter of Comfort given	–	–	–	–	–
	25.00	–	–	–	–
Balances outstanding					
Deposits given (including interest accrued)	59.14	1.27	–	–	–
	83.64	*125.24*	–	–	–
Deposit provided for as Doubtful Advances	–	1.27	–	–	–
	–	*1.27*	–	–	–
Other receivables (net of provisions)	96.09	39.63	0.17	–	–
	0.39	*98.75*	*0.61*	–	–
Loans given	–	–	–	0.21	–
	–	–	–	–	–

Rs. crores

	Subsidiaries	Associates	Joint Ventures	Key Management Personnel	Promoters
Other Payables	7.15 *0.35*	0.23 *0.86*	– –	– *0.56*	12.50 *12.76*
Guarantees and Collaterals outstanding	50.00 –	500.00 *500.00*	– –	– –	– –
Letter of Comfort outstanding	25.00 *25.00*	– –	– –	– –	– –

** Rent-free premises occupied by TPTCL.

Note : Previous year's figures are in italics.

(e) Details of material related party transactions [included under (d) above]

(i) Subsidiaries

Rs. crores

Particulars	Af-Taab Investment Co. Ltd.	Industrial Energy Ltd.	Powerlinks Transmission Ltd.	Tata Power Broadband Co. Ltd.	Tata Power Trading Co. Ltd.	Alaknanda Hydro Power Co. Ltd.	Maithon Power Ltd.	NELCO Ltd.	Chemical Terminal Trombay Ltd.
Purchase of Goods	— —	— —	— —	— —	87.17 *25.96*	— —	— —	— —	— —
Sale of Goods	— —	— —	— —	— —	— *1.32*	— —	— —	— —	— —
Rendering of services	— —	— —	— —	— *2.31*	0.67 —	— —	1.57 —	— —	0.71 —
Receiving of services.	— —	— —	— —	— *1.16*	— —	— —	— —	1.51 —	— —
Purchase of Investments	34.05 —	— —	— —	— —	— *18.00*	— —	— —	— —	— —
Guarantees and Collaterals given	— —	— —	— —	— —	50.00 —	— —	— —	— —	— —
Interest received	7.52 *5.25*	2.59 —	— —	— —	— —	— —	— —	0.17 —	— —
Dividend received	26.79 —	— —	— —	— —	2.70 —	— —	— —	— —	5.02 *1.22*
Deposits given	143.98 *186.20*	— —	— —	— —	52.00 *54.53*	— —	— —	— —	— —
Refund towards Deposits given	169.79 *165.79*	— —	— —	— —	52.00 *54.53*	— —	— —	— —	— —
Equity Contribution (including advance towards equity contribution)	— —	— —	24.48 *114.70*	— —	— —	— —	3.33 *4.24*	— —	— —
Rights Renunciation Premium paid	1.69 —	— —	— —	— —	— —	— —	— —	— —	— —

Rs. crores

Particulars	Af-Taab Investment Co. Ltd.	Industrial Energy Ltd.	Powerlinks Transmission Ltd.	Tata Power Broad-band Co. Ltd.	Tata Power Trading Co. Ltd.	Alaknanda Hydro Power Co. Ltd.	Maithon Power Ltd.	NELCO Ltd.	Chemical Terminal Trombay Ltd.
Advances given	— —	94.09 —	— —	— —	— —	— —	— —	— —	— —
Letter of Comfort	— —	— —	— —	— —	— —	— —	— —	— *25.00*	— —
Bad Debts	— —	— —	— —	— —	— —	— *6.73*	— —	— —	— —

(ii) Associates

Rs. crores

Particulars	Tata BP Solar India Ltd.	NELCO Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yasmun Engineers Ltd.
Purchase of Goods	— —	— —	— —	3.02 —	0.99 —
Sale of Goods	— —	— —	— —	— *13.49*	— —
Purchase of Fixed Assets	— —	— *2.54*	— —	49.12 —	0.88 *2.28*
Receiving of services	— —	— *1.39*	— —	1.49 *29.92*	2.41 *1.81*
Sale of Division	— —	— —	— —	— *80.21*	— —
Transactions of the sold Division entered on behalf, pending legal formalities (Net)	— —	— —	— —	— *18.51*	— —
Purchase of Debentures	— —	— —	— —	84.38 —	— —
Conversion of Debentures into Equity	— —	— —	— —	56.25 —	— —
Interest received	— —	— —	— *1.96*	2.47 —	— —
Dividend received	3.56 *3.12*	— —	5.00 —	0.32 —	— —
Deposits given	— —	— —	— *124.90*	— —	— —
Refund towards Deposits given	— —	— —	— *40.00*	— —	— —

Note: Previous year's figures are in italics.



27. Disclosures as required under Clause 32 of listing agreement:

Loans and Advances in the nature of Loans to Subsidiaries and Associates –

Rs. crores

		Name	Amount Outstanding as at the year-end**	Maximum Amount Outstanding during the year	Investments in Company's Shares (Nos.)
Subsidiary	#	Af-Taab Investment Co. Ltd.	55.35	117.82	Nil
			81.15	*118.15*	*Nil*
"	#	Tata Power Trading Co. Ltd	Nil	15.00	Nil
			Nil	*20.93*	*Nil*
"	#	Industrial Energy Ltd. (from 23rd February, 2007)	94.09	94.09	Nil
			Nil	*Nil*	*Nil*
"	#	NELCO Ltd. (from 31st December, 2005)	1.65	1.65	Nil
			1.65	*1.65*	*Nil*
Associates	#	Panatone Finvest Ltd.	Nil	123.00	Nil
			123.00	*123.00*	*Nil*
"		Nelito Systems Ltd. (from 31st December, 2005)	1.27	1.27	Nil
			1.27	*1.27*	*Nil*

Note: Previous year's figures are in italics.

\# On call – no repayment schedule.

** Excluding Interest accrued.

28. (i) Derivative Instruments:

The Company has entered into Swaps (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding Swaps, entered into by the Company, as on 31st March, 2007:

	Foreign Currency (in Millions)	Rs. crores	*2005-06* Foreign Currency (in Millions)	*2005-06* Rs. crores
Euro Notes - Swaps	USD 61.00	292.64	*USD 109.05*	*520.94*

(ii) The year-end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

	Foreign Currency (in Millions)	Rs. crores	*2005-06* Foreign Currency (in Millions)	*2005-06* Rs. crores
(a) Amounts receivable in foreign currency on account of the following:				
(i) Export of goods	USD 12.33	53.24	*USD 17.01*	*75.60*
	BD TAKA 82.86	5.24	*BD TAKA 84.37*	*5.31*
(ii) Deposits receivable	USD 204.95	884.79	*USD 199.12*	*885.10*
(iii) Interest receivable	USD 1.60	6.93	*USD 6.08*	*27.03*

	Foreign Currency (in Millions)	Rs. crores	*2005-06* Foreign Currency (in Millions)	*2005-06* Rs. crores
(b) Amounts payable in foreign currency on account of the following:				
(i) Import of goods and services	USD 22.48	98.40	*USD 20.32*	*91.15*
	Euro 0.05	0.30	*Euro 0.60*	*3.29*
	GBP *	*	*GBP 0.27*	*1.93*
	AUS $ 0.15	0.53	*AUS $ 0.02*	*0.06*
	CHF 0.01	0.04	–	–
	JPY 0.06	*	–	–
	SEK *	*	–	–
	BD TAKA 53.13	3.36	–	–
(ii) Capital Imports	Euro 1.23	7.22	*Euro 1.43*	*7.81*
	USD 0.27	1.19	–	–
	CHF 0.02	0.07	–	–
	GBP *	0.01	–	–
	JPY 44.55#	1.66	–	–
(iii) Interest payable	USD 1.56	6.81	*USD 1.53*	*6.88*
(iv) Loans payable	USD 385.56	1,713.27	*USD 386.31*	*1,732.97*
(v) Premium payable on borrowings	USD 31.47	137.74	*USD 31.47*	*141.16*

Advance paid towards Capital Imports.

29. Segment Information:

(a) Primary Segment Information:

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	4,604.42	110.90	–	4,715.32
	4,298.93	*235.23*	–	*4,534.16*
Inter-segment Revenue	1.25	–	(1.25)	–
	2.63	*1.66*	*(4.29)*	–
Total Revenue	4,605.67	110.90	(1.25)	4,715.32
	4,301.56	*236.89*	*(4.29)*	*4,534.16*
RESULT				
Total Segment Results	477.29	(17.11)	–	460.18
	634.90	*2.71*	–	*637.61*
Interest Expense				(182.54)
				(148.46)
Unallocable Income net of unallocable expense				308.37
				258.30
Income Taxes				110.79
				(136.91)
Profit after Tax				**696.80**
				610.54
OTHER INFORMATION				
Segment Assets	5,933.08	140.84	–	6,073.92
	4,544.41	*289.02*	–	*4,833.43*
Unallocated Assets				5,418.80
				4,844.75
Total Assets				**11,492.72**
				9,678.18


TATA

Rs. crores

	Power	Others	Eliminations	Total
Segment Liabilities	1,252.27	79.71	–	1,331.98
	747.34	*75.68*	–	*823.02*
Unallocated Liabilities				4,169.79
				3,341.33
Total Liabilities				**5,501.77**
				4,164.35
Capital Expenditure	887.03	4.34	–	891.37
	251.23	*5.10*	–	*256.33*
Non-cash Expenses other than Depreciation/Amortisation	11.48	5.47	–	16.95
	33.03	*5.36*	–	*38.39*
Depreciation/Amortisation	289.87	2.05	–	291.92
	274.65	*3.69*	–	*278.34*

Types of products and services in each business segment:

Power – Generation, Transmission and Distribution of Electricity.

Others – Electronics, Project Consultancy etc.

Segment revenue comprises of:

Rs. crores

			2005-06
1.	Revenue	4,715.32	*4,532.24*
2.	Net adjustments in respect of Previous Years (credit)	Nil	*1.92*
		4,715.32	***4,534.16***

(b) Secondary Segment Information:

The export turnover of the Company being 0.79% (*2005-06 - 0.91%*) of the total turnover, there are no reportable geographical segments.

30. Earnings per share:

			2005-06
(a)	Distributable Profits (Rs. crores)	673.97	*575.25*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	19,81,28,172	*19,81,28,172*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings Per Share (Rupees)	34.02	*29.03*
(e)	Distributable Profits for Basic EPS (Rs. crores)	673.97	*575.25*
	Add: Interest Payable on FCCB (net of tax) (Rs. crores)	8.95	*6.67*
(f)	Distributable Profits for Diluted EPS (Rs. crores)	682.92	*581.92*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	19,81,28,172	*19,81,28,172*
	Add: Effect of potential Equity Shares on conversion of FCCB (Nos.)	1,46,83,930	*1,46,83,930*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	21,28,12,102	*21,28,12,102*
(i)	Diluted Earnings Per Share (Rupees)	32.09	*27.34*

31. Disclosures as required by AS-29 "Provisions, Contingent Liabilities and Contingent Assets" issued by ICAI in respect of provisions as at 31st March, 2007, are as follows:

Rs. crores

Particulars	Opening Balance	Provision during the year	Payments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	2.50	1.79	(0.35)	(0.92)	3.02
	2.72	*1.97*	*(0.23)*	*(1.96)*	*2.50*
Provision for Premium on Redemption of FCCB	141.16	–	–	(3.42)**	137.74
	138.40	*2.76***	–	–	*141.16*
Provision for Premium on Redemption of Debentures	134.70	–	–	–	134.70
	134.70	–	–	–	*134.70*
Provision for Contingencies	–	–	–	–	–
	30.00	–	–	*(30.00)*	–
Provision for future foreseeable losses on contracts etc.	3.77	0.56	–	–	4.33
	–	*3.77*	–	–	*3.77*

**On account of exchange loss / (gain).

Note: Previous year's figures are in italics.

32. Interest in Joint Ventures:

(a) The Company's interest, as a venture, in jointly controlled entity is:

Name	Country of Incorporation	Principal activities	Percentage of Voting Power as at 31st March, 2007
North Delhi Power Ltd.	India	Distribution of Power	49

The Company's interest in this Joint Venture is reported as Long Term Investment (Schedule "F") and stated at cost less provision for diminution other than temporary, if any, in the value of such investment. The Company's share of each of the assets, liabilities, income and expenses, etc. (each without elimination of the effect of transactions between the Company and the Joint Venture) related to its interest in this joint venture is:

Rs. crores

			2005-2006
I.	**ASSETS**		
1.	Fixed Assets (including CWIP, etc.)	814.78	*748.69*
2.	Investments	19.78	*9.98*
3.	Current Assets, Loans and Advances :		
	(a) Inventories	4.49	*5.39*
	(b) Sundry Debtors	137.24	*124.79*
	(c) Cash and Bank Balances	24.29	*11.87*
	(d) Loans and Advances	46.01	*46.06*
4.	Miscellaneous Expenditure (to the extent not written off)	Nil	*13.36*
II.	**LIABILITIES**		
1.	Loan Funds :		
	(a) Secured Loans	378.01	*410.26*
	(b) Unsecured Loans	0.06	*3.83*



Rs. crores

			2005-2006
2.	Capital Grants	4.00	*4.25*
3.	Consumer Contribution for Capital Works	33.61	*21.82*
4.	Current Liabilities and Provisions :		
	(a) Liabilities	259.74	*198.41*
	(b) Provisions	1.40	*0.36*
5.	Deferred Tax – Net	43.68	*53.26*
III.	**INCOME**		
1.	Sales and other operations	924.48	*836.90*
2.	Other Income	4.91	*7.18*
3.	Prior Period Income	4.28	*17.10*
IV.	**EXPENSES**		
1.	Cost of Power Purchased	634.77	*584.23*
2.	General, Distribution, Administration and Other Expenses	115.43	*129.41*
3.	Depreciation / Amortisation	63.25	*53.89*
4.	Interest	27.88	*11.28*
5.	Provision for Taxation	1.32	*27.22*
V.	**OTHER MATTERS**		
1.	Contingent Liabilities	166.58	*156.83*
2.	Capital Commitments	45.88	*40.74*

(b) Further, in accordance with Accounting Standard 27 (AS – 27) "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India, the jointly controlled entity "India Natural Gas Company Private Ltd." has not been considered as the company is under members voluntary winding up.

33. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Statement Pursuant to Part IV of Schedule VI to the Companies Act, 1956 : Balance Sheet Abstract and Company's General Business Profile

I. Registration Details

Registration No. 11-00567 State Code 11

Balance Sheet Date 31 (Date) 03 (Month) 2007 (Year)

II. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL
Bonus Issue	NIL
Rights Issue	NIL
Private Placement	NIL

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)

Total Liabilities	96721751
Total Assets	96721751

Sources of Funds :

Paid-up Capital	1979199
Reserves & Surplus (Including Special Appropriation towards Project Cost - 53,36,129 and Capital Contributions from Consumers - 4,21,582)	5835 1906
Secured Loans	13543003
Unsecured Loans	22790645
Deferred Tax Liability (Net)	56998

Application of Funds :

Net Fixed Assets	38113572
Investments	35701460
Miscellaneous Expenditure	61735
Net Current Assets	22844984
Accumulated Losses	NIL

IV. Performance of the Company (Amount in Rs. Thousands)

Turnover (Total Income)	50593197
Total Expenditure	44733018
+ ✔ Profit/(Loss) Before Tax	5860179
+ ✔ Profit/(Loss) After Tax	6968046

Please tick appropriate box (+ for Profit, – for loss)

Basic Earnings per Share in Rupees (Rs.)

(on profit after taxes)	35.17
(on distributable profits)	34.02
Dividend Rate (%)	95

V. Generic Names of Three Principal Products/Services of Company (as per Monetary terms)

Item Code Nos. (ITC Codes)	Product Descriptions
N.A.	POWER
N.A.	ELECTRONIC PRODUCTS
N.A.	TECHNICAL SERVICES


TATA

Performance Perspective

Rs. crores

	2002-03	2003-04	2004-05	2005-06	2006-07
Sales	4300	4239	3930	4563	4715@
Sales in MUs	12318	12231	12663	13616	14422
Other Income	152	160	387	326	344
PBT and Statutory Appropriations	677	734	759	747	586
Distributable profits	450	467	555	575	674
Basic EPS (Rs.) (on Distributable Profits)	26	26	28	29	34

@ Net of Tax on Sale of Electricity

Financial Statistics

BALANCE SHEET – KEY DETAILS

Rs. crores

As on	Capital	Shareholders' Reserves	Statutory Reserves	Borrowings	Gross Block (incl. Cap WIP)	Depreciation	Net Block	Investments	Debt/Equity Ratio
31-3-1998	115.22	899.94	524.60	1125.91	1747.36	431.64	1315.72	1069.03	0.73:1
31-3-1999	115.45	1006.02	546.90	1225.94	1895.09	523.70	1371.39	1208.15	0.73:1
31-3-2000	115.54	1168.44	572.60	1248.01	2041.21	622.19	1419.02	1354.92	0.67:1
31-3-2001	197.91	2507.12	1163.03	2597.89	5046.89	1446.88	3600.01	1505.19	0.67:1
31-3-2002	197.91	2744.66	1290.07	2788.93	5531.17	1724.57	3806.60	1882.09	0.66:1
31-3-2003	197.91	3162.38	1359.97	2399.20	5708.74	2034.74	3674.00	2451.83	0.51:1
31-3-2004	197.92	3450.28	1402.14	1721.42	5841.09	2364.36	3476.73	2728.83	0.34:1
31-3-2005	197.92	3578.52	1360.03	2860.01	5903.50	2657.37	3246.12	3502.92	0.56:1
31-3-2006	197.92	3962.40	1395.33	2755.00	6136.55	2921.72	3214.83	3412.17	0.50:1
31-3-2007	197.92	4416.69	1418.50	3633.36	7010.76	3199.40	3811.36	3570.15	0.60:1

PROFIT AND LOSS ACCOUNT – KEY DETAILS

Rs. crores

Year	Total Income	Cost of Power Purchased	Operation Expenses (incl. fuel)	Depreciation/ Amortisation	Interest & Finance Charges	Taxes	Statutory Appropriations	Distributable Profits	Retained Profits	Dividends	Rate of Equity Dividend (%)
1997-98	1308.35	155.54	724.51	91.70	88.31	87.96	17.08	143.25	104.53	43.02	37
1998-99	1268.70	172.31	658.21	94.61	98.89	83.07	16.00	145.61	102.59	43.01	37
1999-00	1570.93	186.87	849.30	100.60	104.54	97.59	25.23	206.80	163.79	47.94*	42
2000-01	3650.65	401.28	2283.90	204.55	230.91	140.42	26.31	363.28	315.34	99.06	50
2001-02	4159.08	399.03	2507.97	281.65	298.59	163.61	126.85	381.38	224.82**	99.06	50
2002-03	4451.78	406.90	2708.69	318.04	341.21&	157.02	69.91	450.01	271.54@	128.78	65
2003-04	4399.07	409.49	2637.64	333.95	283.72&	225.19	42.16	466.92	362.61$	138.69	70
2004-05	4317.57	415.70	2592.02+	359.62	191.44&	207.43	-3.73	555.09	385.19	148.60	75
2005-06	.4888.40	583.20	3114.13 *	278.34	165.28&	136.91	35.29	575.25	383.32	168.41	85
2006-07	5059.31&&	664.58	3327.30	291.92	189.50&	-110.79 !	22.83	673.97	447.51@@	188.22	95

- * Including net reversal of provision for dividend for earlier years Rs. 0.63 crore.
- ** Net of Transfer to Debenture Redemption Reserve Rs. 57.50 crores.
- @ Net of Transfer to Debenture Redemption Reserve Rs. 49.69 crores.
- @@ Net of Transfer to Debenture Redemption Reserve Rs. 6.25 crores.
- $ Includes transfer from Debenture Redemption Reserve Rs. 34.38 crores.
- & Includes Finance charges.
- \+ Includes Provision for Contingencies Rs. 30.00 crores.
- * Includes Reversal of Provision for Contingencies Rs. 30.00 crores.
- ! Includes Reversal of Provision for Tax of Rs. 181.74 crores of earlier years.
- && Net of Tax on Sale of Electricity

Important Ratios

(for the year ended 31st March, 2007)

Sales/Total Gross Fixed Assets	0.75:1
Operating Profit/Capital Employed	11%
Return on Networth	15%
Profit/Sales	14%

The figures from the year ended 31st March, 2001 represent the merged entity consequent upon the amalgamation of The Andhra Valley Power Supply Co. Ltd. and The Tata Hydro-Electric Power Supply Co. Ltd. with the Company effective 1st April, 2000 whereas the figures for the previous years represent The Tata Power Co. Ltd. (without amalgamation) and hence are not comparable.

Report on Corporate Governance

Company's Philosophy on Corporate Governance

Corporate Governance is a synonym for sound management, transparency and disclosure, encompassing good corporate practices, procedures, standards and implicit rules which propel a Company to take sound decisions, thus maximising long-term shareholder value. Corporate Governance has always been an integral part of your Company's philosophy. Corporate Governance is beyond the realm of law. It stems from the management's mindset and cannot be regulated by legislation alone.

The Company has been practising good governance practices even before they were mandated. "Leadership with Trust" is the principle of operation of the Company. The Business Excellence Brand Promotion (BEBP) process includes the Tata Business Excellence Model and the Tata Code of Conduct, which form guidelines for "Leadership with Trust". The Company has adopted all these processes formally right from inception and continuously works on them to improve business performance and enhance stakeholder trust. The Company will continue to focus its energies and resources in creating and safeguarding of shareholders' wealth, and at the same time, protect the interests of all its stakeholders.

In addition to these, the Company has also adopted the requirements of Corporate Governance under Clause 49 of the Listing Agreements, the disclosure requirements of which are given below :

Board of Directors

➢ **Composition :**

Presently, the Board of Directors has twelve members, out of whom four are Executive Directors and eight are Non-Executive Directors (NEDs) who bring in a wide range of skills and experience to the Board. The Company has a Non-Executive Chairman and the number of Independent Directors is one-third of the total number of Directors. The composition of the Board is in conformity with Clause 49 of the Listing Agreement.

None of the Directors on the Board is a Member on more than 10 Committees and Chairman of more than 5 Committees (as specified in Clause 49), across all the companies in which he is a Director. The necessary disclosures regarding Committee positions have been made by the Directors.

The composition of the Board as on 31st March 2007 was as under :

Name of the Director and Business Relationship	Category of Directorship	* No. of other Directorships	# No. of other Committee positions held		No. of Board Meetings attended during the year	Attendance at the 87th Annual General Meeting held on 1st August 2006
			Chairman	Member		
Mr R N Tata, Chairman	Promoter, Non-Executive	13	–	–	5	Yes
Mr Syamal Gupta	Promoter, Non-Executive	10	–	3	7	Yes
Mr R Gopalakrishnan	Promoter, Non-Executive	9	–	4	6	Yes
Dr H S Vachha	Independent, Non-Executive	4	3	1	6	Yes
Mr R K Misra, (Representative of LIC as Investor/Lender)	Independent, Non-Executive	–	–	–	6	Yes
Mr A J Engineer	Non-Independent Non-Executive	7	–	–	6	Yes
Mr N H Mirza +	Independent, Non-Executive	4	3	–	4	–
Mr R Asthana, @ State Government Director	Independent, Non-Executive	4	–	–	–	–
Mr P R Menon, ^ Managing Director	Executive	11	–	1	5	–
Mr G F Grove-White, = Executive Director & Chief Operating Officer	Executive	4	–	–	4	–
Mr S Ramakrishnan, Executive Director	Executive	10	2	5	6	Yes
Mr A K Sardana, ** Executive Director	Executive	3	–	1	1	–

* Directorships in private companies, foreign companies and associations are excluded.

\# Represents Memberships/Chairmanships of Audit Committee and Shareholders'/ Investors' Grievance Committee.


TATA

During the year, the composition of the Board as regards independent directors was in accordance with the requirements of Clause 49 except on two occasions, for the interregnum period between the appointment and resignation of State Government Directors.

Changes in Board composition during the year :

Name of the Director	Details of change	Date of change
Mr C P Mistry	Resigned as a Director	18th September 2006
Mr N H Mirza +	Appointed as an Additional Director	29th September 2006
Mr P R Menon ^	Appointed as an Additional Director and Managing Director	16th October 2006
Mr G F Grove-White =	Appointed as an Additional Director and Executive Director & Chief Operating Officer	30th October 2006
Mr S S Bhatia	Resigned as State Government Director	27th October 2006
Mr J S Kawale	Appointed as State Government Director	27th November 2006
Mr A K Sardana **	Appointed as an Additional Director and Executive Director	1st March 2007
Mr J S Kawale	Resigned as State Government Director	5th March 2007
Mr R Asthana @	Appointed as State Government Director	30th March 2007

7 Board Meetings were held during the year and the gap between two meetings did not exceed four months.

Leave of absence was granted by the Board to the Directors who were absent at the respective Board Meeting(s).

➢ Dates of Board Meetings

29th May 2006; 31st July 2006; 26th October 2006; 27th November 2006; 26th December 2006; 29th January 2007 and 29th March 2007.

The information as required under Annexure IA to Clause 49 is being made available to the Board.

The Board has laid down separate Codes of Conduct for Non-Executive Directors and Senior Management personnel of the Company and the same are posted on the Company's website.

Committees of Directors

Audit Committee

The terms of reference, role and scope are in line with those prescribed by Clause 49 of the Listing Agreement with the Stock Exchanges. The Company also complies with the provisions of Section 292A of the Companies Act, 1956 pertaining to Audit Committee and its functioning.

At its meeting held on 29th March 2001, the Board delegated the following powers to the Audit Committee :

- To investigate any activity within its terms of reference.
- To seek information from any employee.
- To obtain outside legal or other professional advice.
- To secure attendance of outsiders with relevant expertise, if it considers necessary.

The role of the Audit Committee has been redefined as under :

1. Oversight of the Company's financial reporting process and the disclosure of its financial information, to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.
3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.
4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to :
    a) Matters required to be included in the Director's Responsibility Statement to be included in the Board's report in terms of Clause (2AA) of Section 217 of the Companies Act, 1956
    b) Changes, if any, in accounting policies and practices and reasons for the same
    c) Major accounting entries involving estimates based on the exercise of judgement by management
    d) Significant adjustments made in the financial statements arising out of audit findings

e) Compliance with listing and other legal requirements relating to financial statements
f) Disclosure of any related party transactions
g) Qualifications in the draft audit report.

5. Reviewing, with the management, the quarterly financial statements before submission to the board for approval.
6. Reviewing, with the management, performance of statutory and internal auditors, adequacy of the internal control systems.
7. Reviewing the adequacy of internal audit function, if any, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow-up there on.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with the statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults in the payment to the depositors, debenture holders, shareholders (in case of non-payment of declared dividends) and creditors.
12. To review the functioning of the Whistle Blower mechanism, in case the same is existing.
13. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee.

The composition of the Audit Committee as on 31st March 2007 was as under :

Sl. No.	Name of the Director	Designation	No. of Meetings attended during 2006-07	Remarks
1.	Dr H S Vachha	Chairman	10	Dr Vachha is a former executive of ICICI Limited and accordingly has the requisite accounting/related financial management expertise
2.	Mr Syamal Gupta	Member	11	Is financially literate
3.	Mr R K Misra	Member	11	Is financially literate

Mr C P Mistry ceased to be a Member of the Audit Committee w.e.f. 18th September 2006.

All the above Directors are Non-Executive and Dr Vachha and Mr Misra are Independent Directors.

The Audit Committee invites such of the executives, as it considers appropriate (and particularly the head of the finance function) to be present at its meetings. The Finance Director and head of Internal Audit attend the meetings. The Statutory Auditors are also invited to the meetings. Mr B J Shroff, the Company Secretary, acts as the Secretary of the Committee.

The Audit Committee met eleven times during the year under review on the following dates :

10th April 2006; 23rd May 2006; 29th May 2006; 31st July 2006; 10th August 2006; 10th October 2006; 16th October 2006; 24th November 2006; 14th December 2006; 29th January 2007 and 27th February 2007.

Remuneration Committee

Terms of Reference :

The terms of reference of the Committee include recommending to the Board of Directors specific remuneration packages for Executive Directors and management staff.

The composition of the Remuneration Committee as on 31st March 2007 was as under :

Sl. No.	Name of the Director	Designation	No. of Meetings attended during 2006-07
1.	Mr N H Mirza *	Chairman	2
2.	Mr Syamal Gupta	Member	3
3.	Mr R Gopalakrishnan	Member	3

* Appointed Chairman and Member of the Remuneration Committee w.e.f. 29th September 2006 in place of Mr C P Mistry, who ceased to be the Chairman and Member of the Committee w.e.f. 18th September 2006.

All the above Directors are Non-Executive and the Chairman is an Independent Director.

The Remuneration Committee met three times during the year on the following dates :

20th June 2006; 17th October 2006 and 2nd March 2007



Remuneration Policy :

➢ **Management Staff**

Remuneration of employees largely consists of basic remuneration, perquisites, allowances and performance incentives. The components of the total remuneration vary for different grades and are governed by industry patterns, qualifications and experience of the employee, responsibilities handled by him, his individual performance etc. For the last few years, effort has also been made to link the annual variable pay of senior managers with the performance of the Company in general and their individual performance for the relevant year measured against specific Key Performance Areas which are aligned to the Company's objectives.

➢ **Non-Executive Directors**

The Non-Executive Directors (NEDs) are paid remuneration by way of Commission and Sitting Fees. In terms of the shareholders' approval obtained at the Annual General Meeting held on 4th August 2003, the Commission is paid at a rate not exceeding 1% per annum of the net profits of the Company (computed in accordance with Section 309(5) of the Companies Act, 1956). The distribution of Commission amongst the NEDs is placed before the Remuneration Committee and the Board. The Commission payment for the year ended 31st March 2006 was distributed broadly on the basis of attendance at meetings of the Board and substantive committees of the Board, individual contributions at the meetings and time spent other than in meetings relating to the operations of the Company.

During the year, the Company paid sitting fees of Rs. 10,000/- per meeting to the NEDs for attending meetings of the Board, Executive Committee of the Board, Audit Committee and Nominations Committee. The fees paid for other Committee meetings was Rs. 5,000/- per meeting attended.

➢ **Executive Directors**

The Company pays remuneration by way of salary, perquisites and allowances (fixed component) and commission (variable component) to the Managing Director and the Executive Directors. Salary is paid within the range approved by the shareholders. Annual increments effective 1st April each year, as recommended by the Remuneration Committee, are placed before the Board for approval. The ceiling on perquisites and allowances as a percentage of salary, is fixed by the Board. Within the prescribed ceiling, the perquisite package is recommended by the Remuneration Committee and approved by the Board. Commission is calculated with reference to the net profits of the Company in a particular financial year and is determined by the Board/Committee of Directors at the end of the financial year, subject to overall ceilings stipulated in Sections 198 and 309 of the Companies Act, 1956. Specific amount payable to such Directors is based on the performance criteria laid down by the Board which broadly takes into account the profits earned by the Company for the year.

Retirement Policy for Directors :

On the recommendation of Tata Sons Ltd., the Board of the Company has, in May 2006, adopted the Revised Guidelines for retirement age wherein Managing Directors and Executive Directors retire at the age of 65 years whilst all the Non-Executive Directors retire at the age of 75 years. The Company has also adopted a Retirement Policy for Managing Directors and Executive Directors which offers special retirement benefits including pension, ex-gratia and medical and other benefits. In addition to the above, the retiring Managing Director is entitled to residential accommodation or compensation in lieu of accommodation on retirement. The quantum and payment of the said benefits are subject to an eligibility criteria of the retiring director and is payable at the discretion of the Board in each individual case on the recommendation of the Remuneration Committee. The said Retirement Policy has also been approved by the Members at their Annual General Meetings held on 11th August 1995 and 6th August 2002.

Remuneration to Directors :

During the year under review, the Non-Executive Directors of the Company were paid remuneration as under :

Name of the Director	Sitting Fees paid (Gross) (Rs.)	Commission paid (Gross) (Rs.) *
Mr R N Tata	1,20,000	10,94,000
Mr Syamal Gupta	2,90,000	10,04,000
Mr R Gopalakrishnan	1,45,000	7,92,000
Mr C P Mistry	65,000	2,25,000
Dr H S Vachha	1,85,000	12,10,000
Mr R K Misra	1,80,000	5,62,500 @
Mr A J Engineer $	1,50,000	80,00,000 **
Mr S S Bhatia #	20,000	1,12,500
Mr N H Mirza	80,000	–
Mr J S Kawale #	10,000	–
Mr R Asthana	–	–

* Commission relates to the financial year ended 31st March 2006 which was paid during the financial year under review. Commission of Rs. 95 lakhs has been provided as payable to the eligible Non-Executive Directors in the accounts for the year ended 31st March 2007.

@ The Commission of Mr Misra, Nominee Director of LIC, was paid to LIC. Travel and other out-of-pocket expenses were reimbursed to Mr Misra for attending Board and Committee Meetings.

$ During the year, the following amounts were paid to Mr Engineer :
Retainer - Rs.18,00,000 (till December 2006) (exclusive of Service tax).
Pension - Rs. 30,12,480
Medical - Rs.18,076

** Commission of Rs. 80 lakhs was paid to Mr Engineer for the Financial Year 2005-06 for exemplary individual contribution rendered during the period.

The remuneration of Mr Bhatia and Mr Kawale, State Government Directors, was paid to the Government Treasury.

Apart from this, none of the Non-Executive Directors had any pecuniary relationship or transactions with the Company other than the Directors Fees and Commission received by them.

The details of the remuneration and perquisites paid and/or value calculated as per the Income-tax Act, 1961 to the Executive Directors are :

Name	Salary (Rs.)	@ Commission paid in 2006-07 (Rs.)	Perquisites (Rs.)	Retirement Benefits (Rs.)	Total (Rs.)
Mr P R Menon, Managing Director (w.e.f. 16th October 2006)	15,99,677	–	15,71,119	4,31,913	36,02,709
Mr G F Grove-White, Executive Director & Chief Operating Officer (w.e.f. 30th October 2006)	10,12,903	–	44,82,109	–	54,95,012
Mr S Ramakrishnan, Executive Director	20,40,000	45,00,000	30,33,254	5,50,800	1,01,24,054
Mr A K Sardana, Executive Director (w.e.f. 1st March 2007)	1,70,000	–	2,64,996	23,460	4,58,456

@ Commission relates to the financial year ended 31st March 2006 which was paid during the financial year under review. Commission of Rs.120 lakhs has been provided as payable to the eligible Executive Directors in the accounts of the current year, the distribution of which is yet to be determined.

During the year, following amounts were also paid as Commission for the Financial Year 2005-06 :

Mr F A Vandrevala, Managing Director (ceased on 30th June 2005) – Rs. 6,25,000

Mr P K Kukde, Executive Director (ceased on 31st March 2006) – Rs. 30,00,000.

Salient features of the agreements -

i) executed by the Company with Mr Ramakrishnan, Executive Director, consequent upon obtaining shareholders' approval at the Annual General Meeting; and

ii) to be executed by the Company with Mr Menon, Managing Director and Mr Grove-White and Mr Sardana, Executive Directors, consequent upon obtaining shareholders' approval at the forthcoming Annual General Meeting

are given below.

Shareholders' approval is being sought for the Agreements to be executed with Mr Menon, Mr Grove-White and Mr Sardana. Central Government's approval has been obtained for the appointment of Mr Grove-White.


TATA

Terms of Agreement	Mr P R Menon Managing Director	Mr G F Grove-White Executive Director & Chief Operating Officer	Mr A K Sardana Executive Director	Mr S Ramakrishnan Executive Director
Period of appointment	16-10-2006 to 31-1-2011	30-10-2006 to 29-10-2010	1-3-2007 to 29-2-2012	1-10-2004 to 30-9-2009
Remuneration - Salary	Basic salary upto a maximum of Rs. 5,00,000 p.m.	Basic salary upto a maximum of Rs. 4,00,000 p.m.	Basic salary upto a maximum of Rs. 4,00,000 p.m.	In the salary scale of Rs. 7,80,000 - Rs. 26,00,000 p.a.
- Commission	At the discretion of the Board within the limits stipulated under the Companies Act, 1956.			
- Incentive Remuneration	At the discretion of the Board, not exceeding 200% of basic salary			–
- Benefits, perquisites and allowances (excluding Company's contribution to Provident Fund, Superannuation, Gratuity, Leave Encashment)	As may be determined by the Board from time to time			Upto maximum 140% of annual salary
Notice period	The Agreements may be terminated by either party giving to the other party six months' notice or the Company paying six months' remuneration in lieu thereof.			
Severance fees	There is no separate provision for payment of severance fees.			
Stock Option	Nil			

The above agreements are contractual in nature.

Besides the above, Mr Grove-White is also entitled to Expatriate Allowance of Rs. 2,00,000 p.m. and a one-time payment of Rs. 20,00,000 to cover any costs involved due to joining the Company at the earliest possible date and reimbursement of pre-approved and reasonable transportation expenses from Sydney to Mumbai.

Details of number of shares and convertible instruments held by Non-Executive Directors

Except for Mr R N Tata, who holds 400 Equity Shares of Rs. 10/- each of the Company, no other Non-Executive Director holds any shares or convertible instruments of the Company.

Shareholders'/Investors' Grievance Committee

The composition of the Shareholders'/Investors' Grievance Committee as on 31st March 2007 was as under :

Name of the Director	Designation	Category of Directorship
Mr Syamal Gupta	Chairman	Non-Executive
Dr H S Vachha (w.e.f. 27th November 2006	Member	Non-Executive
Mr S Ramakrishnan	Member	Executive

The Shareholders'/Investors' Grievance Committee met once during the year on 29th January 2007.

In accordance with Clause 49(IV)(G)(iv) of the Listing Agreements with the Stock Exchanges, the Board has authorised Mr B J Shroff, Company Secretary and Compliance Officer, and Mr A S Bapat, Asst. General Manager (Legal) of the Company, to severally approve share transfers/transmissions, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee. Share Transfer formalities are regularly attended to and atleast once a fortnight.

All investor complaints which cannot be settled at the level of Mr B J Shroff, Company Secretary and Compliance Officer, are placed before the Committee for final settlement.

The status of total number of complaints received during the year was as follows :

Sl. No.	Description	Nos. Received				Total		
		Q1	Q2	Q3	Q4	Received	Replied	Pending
A.	**Letters received from Statutory Bodies**							
	Securities & Exchange Board of India	3	1	4	1	9	9	0
	Stock Exchanges	1	1	1	1	4	4	0
	Depositories (NSDL/CDSL)	0	1	0	2	3	3	0
B.	**Dividends**							
	Non-receipt of dividend / interest warrants (pending reconciliation at the time of receipt of letters)	0	30	60	0	90	90	0
	Total	**4**	**33**	**65**	**4**	**106**	**106**	**0**

There were no unresolved complaints as on 31st March 2007.

30 transfers and 39 demats, which were pending as on 31st March 2007, have been subsequently processed and completed.

Investor Survey

A questionnaire was sent to all the shareholders of the Company in November 2006 to determine the satisfaction levels and explore avenues for improvement based on suggestions made by them. 1,955 responses were received. Various suggestions received from the shareholders were duly considered and appropriate action was taken on the merits. The Company would welcome suggestions that will further help improving its services to shareholders.

Management Committee

Consequent upon the appointment of Mr P R Menon as Managing Director, the Management Committee, constituted to oversee the Company's operations, was disbanded with effect from 16th October 2006.

Executive Committee of the Board

The Executive Committee of the Board comprises of Mr R N Tata (Chairman), Mr Syamal Gupta, Mr R Gopalakrishnan, Mr A J Engineer, Mr N H Mirza, Mr P R Menon (Managing Director) and Mr G F Grove-White, Mr S Ramakrishnan and Mr A K Sardana (Executive Directors). This Committee covers a detailed review of the following items before being presented to the full Board :

- Business and strategy review
- Long-term financial projections and cash flows
- Capital and Revenue Budgets and capital expenditure programmes
- Acquisitions, divestments and business restructuring proposals
- Senior management succession planning
- Any other item as may be decided by the Board

Nominations Committee

The Nominations Committee comprises of Dr H S Vachha (Chairman), Mr R N Tata and Mr R K Misra. This Committee makes recommendations regarding composition of the Board and would therefore identify Independent Directors to be inducted to the Board from time to time and take steps to refresh the composition of the Board from time to time.

Ethics and Compliance Committee

In accordance with the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, as amended (the Regulations), the Board of Directors of the Company adopted the Code of Conduct for Prevention of Insider Trading and the Code of Corporate Disclosure Practices (the Code) to be followed by Directors, Officers and other Employees. The Code is based on the principle that Directors, Officers and Employees of a Tata Company owe a fiduciary duty to, among others, the shareholders of the Company to place the interest of the shareholders above their own and conduct their personal securities transactions in a manner that does not create any conflict of interest situation. The Code also seeks to ensure timely and adequate disclosure of Price Sensitive Information to the investor community by the Company to enable them to take informed investment decisions with regard to the Company's securities.

In terms of this Code, a Committee has been constituted called 'Ethics and Compliance Committee' comprising of Dr H S Vachha (Chairman) and Mr A J Engineer.

Mr S Ramakrishnan, Executive Director (Finance) is the Compliance Officer to ensure compliance and effective implementation of the Regulations and also this Code across the Company.


TATA

General Body Meetings

The last three Annual General Meetings were held as under :

Financial Year ended	Day & Date	Time	Venue
31st March 2004	Tuesday, 29th June 2004	3 p.m.	Nehru Centre Auditorium, Discovery of India Building, Dr Annie Besant Road, Worli, Mumbai 400 018.
31st March 2005	Thursday, 4th August 2005		Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.
31st March 2006	Tuesday, 1st August 2006		Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Details of Special Resolutions passed in the previous three Annual General Meetings (AGM)

Date of AGM	Particulars of Special Resolutions passed thereat
29th June 2004	i) Amendment to Articles of Association ii) Raising of additional long-term resources iii) Appointment of Auditors iv) Appointment of Branch Auditors
4th August 2005	i) Raising the limit for investment by Foreign Institutional Investors in the Company's paid-up capital ii) Appointment of Auditors iii) Appointment of Branch Auditors
1st August 2006	No Special Resolutions were passed at this AGM.

None of the business required to be transacted at this AGM is proposed to be passed by postal ballot.

No Court-convened Meetings were held during the last three years.

Disclosures

1. There were no materially significant related party transactions i.e. transactions of the Company of material nature, with its promoters, directors or the management, their subsidiaries or relatives etc. during the year, that may have potential conflict with the interests of the Company at large.
2. The Board has received disclosures from key managerial personnel relating to material, financial and commercial transactions where they and/or their relatives have personal interest. There are no materially significant related party transactions which have potential conflict with the interest of the Company at large.
3. There was no non-compliance during the last three years by the Company on any matter related to Capital Market. There were no penalties imposed nor strictures passed on the Company by Stock Exchanges, SEBI or any statutory authority.
4. The Board of Directors of the Company has adopted a Whistle Blower Policy for establishing a mechanism for employees to report to the management concerns about unethical behaviour, actual or suspected fraud or violation of the Company's Code of Conduct or ethics policy. The said policy has been posted on the Company's intranet site. The Company affirms that no employee has been denied access to the Audit Committee.
5. All mandatory requirements as per Clause 49 of the Listing Agreement have been complied with by the Company.
6. The Company follows Accounting Standards issued by The Institute of Chartered Accountants of India and there are no statutory audit qualifications in this regard.
7. In terms of Clause 49(V) of the Listing Agreement, the Managing Director and the Executive Director (Finance) made a certification to the Board of Directors in the prescribed format for the year under review which has been reviewed by the Audit Committee and taken on record by the Board.

Means of Communication

1. Quarterly and half-yearly reports are published in the following newspapers :

Name of the Newspaper	Region	Language
Indian Express – All editions	Ahmedabad, Vadodara, Mumbai, Chandigarh, New Delhi, Lucknow, Nagpur and Pune	English
Loksatta – All editions	Ahmednagar, Mumbai, Pune and Nagpur	Marathi
Jam-e-Jamshed	Mumbai	Gujarati
Vyapar	Mumbai and Rajkot	Gujarati

   Half-yearly report was sent to each household of shareholders for the half-year ended 30th September 2006.

2. Official news releases are given directly to the press.
3. Financial results and other information was displayed on the Company's website www.tatapower.com
4. Management's Discussion & Analysis forms part of this Annual Report, which is being posted to the shareholders of the Company.
5. To familiarise our shareholders with the Company's operations, based on requests by its shareholders, the Company arranges for visits to its hydro stations in small batches. During Financial Year 2006-07, shareholders were taken to Khopoli Generating Station.

Secretarial Audit for reconciliation of Capital

A qualified practicing Company Secretary carried out a Secretarial Audit to reconcile the total admitted capital with NSDL and CDSL and the total issued and listed capital. The audit confirms that the total issued/paid up capital is in agreement with the aggregate of the total number of shares in physical form and the total number of shares in dematerialised form (held with NSDL and CDSL).

General Shareholder Information

1. The Annual General Meeting is scheduled to be held on Wednesday, 8th August 2007 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

   As required under Clause 49(IV)(G)(i) of the Listing Agreements with the Stock Exchanges, particulars of Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting (AGM) are given in the Annexure to the Notice of the AGM to be held on 8th August 2007.

2. Financial Year : April to March
3. Book Closure : From 19th July 2007 to 8th August 2007, both days inclusive
4. Dividend Payment Date : 10th August 2007
5. Listing on Stock Exchanges : The Company's Shares are listed on the following 2 Stock Exchanges in India :

   Bombay Stock Exchange Limited (BSE)
   (Regional Stock Exchange)
   Phiroze Jeejeebhoy Towers
   Dalal Street, Mumbai 400 001.

   The National Stock Exchange of India Limited (NSE)
   'Exchange Plaza'
   Bandra-Kurla Complex
   Bandra (E), Mumbai 400 051.

The Global Depository Shares (GDS) issued by the Company jointly with the erstwhile The Tata Hydro-Electric Power Supply Company Limited and The Andhra Valley Power Supply Company Limited in the International Market have been listed on the Luxembourg Stock Exchange and have been accepted for clearance through Euroclear and Cedel. They have also been designated for trading in the PORTAL System of the National Association of Securities Dealers, Inc. The Foreign Currency Convertible Bonds issued by the Company are listed on Singapore Stock Exchange.

The following series of Debentures issued by the Company have been listed on the Wholesale Debt Market segment of NSE :

Sl. No.	Series	Amount outstanding as on 31/3/2007 (Rs. in crores)
1.	10.2% Redeemable Transferable Secured Non-Convertible Debentures	131
2.	6,000 7.1% Transferable Secured Redeemable Non-Convertible Debentures	600

The Company has paid the requisite Annual Listing Fees to the 2 Stock Exchanges for the financial year 2006-07.



6. Stock Code (For Equity Shares) :

Bombay Stock Exchange Limited (physical form) (demat form)	400 500400
The National Stock Exchange of India Limited	TATAPOWER EQ

7. Market Information :

a) Market Price Data : High, Low during each month and trading volumes of the Company's Equity Shares during the last financial year at BSE and NSE are given below :

Stock Exchange	BSE			NSE		
Month	High	Low	No. of shares traded during the month	High	Low	No. of shares traded during the month
April 2006	591.70	546.55	2817328	593.85	546.40	7738628
May 2006	587.90	496.50	2261311	585.55	497.80	6944118
June 2006	484.20	394.80	1729862	482.50	393.75	4629419
July 2006	496.65	464.80	1902693	501.40	464.10	5066015
August 2006	542.10	485.85	1361189	543.10	486.40	4246030
September 2006	567.15	502.40	1770514	567.85	503.80	5571421
October 2006	554.65	528.15	1399422	556.70	527.30	6244753
November 2006	590.55	545.30	2651955	590.05	547.30	6352452
December 2006	608.40	540.20	2883622	609.00	539.45	10378813
January 2007	614.25	555.95	1770968	615.30	557.55	4774510
February 2007	612.20	543.95	1812991	612.95	542.75	3687891
March 2007	540.75	491.45	2309432	541.25	492.50	4687342

b) Performance of Tata Power Share price in comparison to BSE Sensex :


TATA POWER PRICE Vs. BSE SENSEX
650.00
600.00
550.00
500.00
450.00
400.00
350.00
15000
14000
13000
12000
11000
10000
9000
8000
April-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
TATA POWER
SENSEX

8. Registrars and Transfer Agents : TSR Darashaw Limited (TSRDL)
6-10, Haji Moosa Patrawala Industrial Estate,
20, Dr E Moses Road, Mahalaxmi, Mumbai 400 011.
Tel. : 022 6656 8484
Fax : 022 6656 8494
E-mail : csg-unit@tsrdarashaw.com
Website : www.tsrdarashaw.com

For the convenience of shareholders based in the following cities, transfer documents and letters will also be accepted at the following branches/agencies of TSRDL :

Branches of TSRDL

1. TSR Darashaw Limited
503, Barton Centre, 5th floor
84, Mahatma Gandhi Road
Bangalore 560 001
Tel : 080 2532 0321
Fax : 080 2558 0019
E-mail : tsrdlbang@tsrdarashaw.com

2. TSR Darashaw Limited
Bungalow No.1, 'E' Road
Northern Town, Bistupur
Jamshedpur 831 001
Tel : 0657 242 6616
Fax : 0657 242 6937
E-mail : tsrdljsr@tsrdarashaw.com

3. TSR Darashaw Limited
Tata Centre, 1st Floor
43, Jawaharlal Nehru Road
Kolkata 700 071
Tel : 033 2288 3087
Fax : 033 2288 3062
E-mail : tsrdlcal@tsrdarashaw.com

4. TSR Darashaw Limited
Plot No. 2/42, Sant Vihar
Ansari Road, Darya Ganj
New Delhi 110 002
Tel : 011 2327 1805
Fax : 011 2327 1802
E-mail : tsrdldel@tsrdarashaw.com

Agent of TSRDL

Shah Consultancy Services Limited
1, Sumatinath Complex, 2nd Dhal
Pritam Nagar, Ellisbridge
Ahmedabad 380 006
Telefax : 079 26576038
E-mail : shahconsultancy@hotmail.com

9. Share Transfer System : Share Transfers in physical form can be lodged with TSRDL at the abovementioned address or at their branch offices, addresses of which are available on – website : www.tsrdarashaw.com

The Transfers are normally processed within 20 days from the date of receipt. If the documents are complete in all respects, Mr B J Shroff, the Company Secretary and Compliance Officer and Mr A S Bapat, AGM (Legal), are severally empowered to approve transfers, in addition to the powers with the members of the Shareholders'/Investors' Grievance Committee.

10. Distribution of Shares as on 31st March 2007 :

Slab	Number of Shareholders				Number of Shares					
	Physical	Demat	Total	%	Physical	%	Demat	%	Total	%
1 - 500	47076	75818	122894	86.67	6542713	3.30	9482135	4.79	16024848	8.09
501 - 1000	4119	7232	11351	8.01	2791718	1.41	5220047	2.64	8011765	4.05
1001 - 2000	1096	3350	4446	3.14	1524255	0.77	4734525	2.38	6258780	3.15
2001 - 3000	308	1010	1318	0.93	749472	0.38	2486932	1.26	3236404	1.64
3001 - 4000	165	489	654	0.46	581356	0.29	1718768	0.87	2300124	1.16
4001 - 5000	61	243	304	0.21	275136	0.14	1101679	0.56	1376815	0.70
5001 - 10000	71	410	481	0.34	468774	0.24	2865575	1.45	3334349	2.06
10001 and above	21	321	342	0.24	447948	0.23	156906831	79.29	157354779	79.51
Total	**52917**	**88873**	**141790**	**100.00**	**13381372**	**6.76**	**184516492**	**93.24**	**197897864***	**100.00**

* Excluding 230308 shares not allotted but held in abeyance, 440270 shares cancelled pursuant to a Court Order and 4804040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Co. Ltd. cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature at Bombay.


TATA

11. Shareholding pattern as on 31st March 2007 :

Particulars	Equity Shares	
	No. of Shares	Percent
Life Insurance Corporation of India	25549399	12.91
GIC & Other Insurance Companies	19755320	9.98
Mutual Funds	5482249	2.77
Bodies Corporate, Trusts etc.	66019972	33.36
Other Financial Institutions	1376316	0.70
FIIs and GDR Holders	37518048	18.96
Nationalised Banks	350608	0.18
Individuals	41845952	21.14
Total	**197897864**	**100.00**


2.77%
9.98%
33.36%
12.91%
0.70%
21.14%
0.18%
18.96%
Life Insurance Corporation of India
GIC & other Insurance Companies
Mutual Funds
Bodies Corporate, Trusts etc.
Other Financial Institutions
FIIs & GDR Holders
Nationalised Banks
Individuals

12. Dematerialisation of Shares as on 31st March 2007 and Liquidity :

The Company's shares are compulsorily traded in dematerialised form and are available for trading on both the Depositories in India – National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL). 184516492 Equity Shares of the Company representing 93.24% of the Share Capital are dematerialised as on 31st March 2007.


1.31%
6.76%
91.93%
NSDL
CDSL
Physical

Under the Depository system, the International Securities Identification Number (ISIN) allotted to the Company's shares is INE245A01013.

Shares held in electronic form

Shareholders holding shares in electronic form may please note that :

i) Instructions regarding bank details which they wish to have incorporated in future dividend warrants must be submitted to their Depository Participants (DP). As per the regulations of NSDL and CDSL, the Company is obliged to print bank details on the dividend warrants, as furnished by these Depositories to the Company.

ii) Instructions already given by them for shares held in physical form will not be automatically applicable to the dividend paid on shares held in electronic form.

iii) Instructions regarding change of address, nomination and power of attorney should be given directly to the DP.

iv) The Company provides ECS facilities for shares held in electronic form and shareholders are urged to avail of this facility.

The Company's shares are regularly traded on BSE and NSE as is seen from the volume of shares indicated in the table containing market information.

13. Number of GDS outstanding as on 31st March 2007 : 3944
Since the underlying Equity Shares represented by GDS have been allotted in full, the outstanding GDS have no impact on the Equity of the Company.

14. Plant Location :

(a) Thermal Power Stations :

i) Trombay Generating Station
Mahul Road, Chembur
Mumbai 400 074
Maharashtra

(ii) Jojobera Power Plant,
Jojobera
Jamshedpur 831 016
Jharkhand

(iii) Belgaum Power Plant
Plot Nos. 1234 to 1240 & 1263 to 1297,
KIADB Kanbargi Industrial Area,
Auto Nagar, Belgaum 590 010
Karnataka

(b) Hydro Generating Stations :

i) Generating Station
Bhira P O Bhira
Taluka Mangaon
Dist. Raigad
Maharashtra 402 308

ii) Generating Station
Bhivpuri
P O Bhivpuri Camp
Taluka Karjat, Dist. Raigad
Maharashtra 410 201

iii) Generating Station
Khopoli
P O Khopoli Power House
Dist. Raigad
Maharashtra 410 204

(c) Wind Farms :

i) Village Shahjahanpur
& Pimpalgaon
Taluka Parner
Dist. Ahmednagar
Maharashtra

ii) Village Khandke
Taluka & Dist. Ahmednagar
Maharashtra

iii) Taluka Sakri
Dist. Dhulia
Maharashtra

(d) Transmission Division : Shil Road, Netivli
Kalyan Dist. Thane
Maharashtra 421 301

(e) Distribution Division : Senapati Bapat Marg
Lower Parel
Mumbai 400 013

(f) Strategic Electronics Division : 42/43 Electronic City
Electronic City Post Office
Hosur Road, Bangalore 561 229

15. Address for correspondence : The Tata Power Company Limited
Bombay House, 24, Homi Mody Street,
Mumbai 400 001
Tel. : 6665 8282 Fax : 6665 8801


TATA

16. Compliance with Non-Mandatory Requirements :

    i) The Board

    Being the Group Chairman, the Company does not reimburse expenses incurred by the Non-Executive Chairman for maintenance of a separate Chairman's Office.

    At its meeting held on 29th May 2006, the Board of Directors has adopted the Revised Guidelines (2006) re. the retirement age of Directors. In line with best practice to continuously refresh the Board's membership, the Board is encouraged to seek a balance between change and continuity. Accordingly, the Board may consider adopting a broad guideline for the maximum tenure in the case of Non-Executive Directors. A tenure of nine years may be considered a threshold for granting further tenure/s based, *inter alia*, on the merit and contribution of each Director.

    ii) Remuneration Committee

    The Board has set up a Remuneration Committee. Please see details in para on Remuneration Committee.

    iii) Shareholder Rights

    A half yearly declaration of financial performance including summary of the significant events in last six months, is sent to all the shareholders. The results are also put up on the Company's website www.tatapower.com and are also available on www.sebiedifar.nic.in

    iv) Audit qualifications

    During the year under review, there was no audit qualification in the Company's financial statements. The Company continues to adopt best practices to ensure a regime of unqualified financial statements.

    v) Training of Board Members

    The Company's Board of Directors comprises of professionals with expertise in their respective fields and industry. They endeavour to keep themselves updated with changes in the economy, legislation and technologies.

    vi) Mechanism for evaluation of Non-Executive Board Members

    Performance evaluation of Non-Executive Board Members is done by the Remuneration Committee and its recommendations are placed before the Board for consideration.

    vii) Whistle Blower Policy

    The Company has adopted a Whistle Blower Policy. Please refer to the para under the head 'Disclosures'.

17. Other information :

TOLL FREE Investor Helpline

The Company maintains a TOLL FREE Investor Helpline to give shareholders the convenience of one more contact point with TSRDL, Registrars and Transfer Agents of the Company, for redressal of grievances/queries, at no additional cost. This was intimated to all shareholders. The Toll Free number is **1800-22-8775**.

Bank Details

Shareholders holding shares in physical form are requested to notify/send the following to TSRDL to facilitate better servicing :

i) any change in their address/mandate/bank details, and

ii) particulars of the bank in which they wish their dividend to be credited, in case these have not been furnished earlier.

Shareholders are advised that respective bank details and address as furnished by them or by NSDL/CDSL to the Company, for shares held in physical form and in dematerialised form respectively, will be printed on their dividend warrants as a measure of protection against fraudulent encashment.

Nomination Facility

Shareholders who hold shares in physical form and wish to make/change the nomination in respect of their shares in the Company, as permitted under Section 109A of the Companies Act, 1956, may submit to TSRDL the prescribed Form 2B.

Electronic Clearing Service (ECS) Facility

The Company, with respect to payment of dividend to shareholders, provides the facility of ECS at the following cities :

Agra, Ahmedabad, Amritsar, Bangalore, Bhopal, Bhubaneswar, Chandigarh, Chennai, Coimbatore, Delhi, Guwahati, Gwalior, Hyderabad, Indore, Jaipur, Jalandhar, Jamshedpur, Jodhpur, Kanpur, Kochi, Kolkata, Lucknow, Ludhiana, Madurai, Mangalore, Mumbai, Mysore, Nagpur, Nasik, Panaji, Patna, Pune, Rajkot, Surat, Thiruvananthapuram, Trichy, Vadodara and Vijaywada.

Shareholders holding shares in physical form, who wish to avail ECS facility, may send their ECS mandate in the prescribed form to the Company, in the event they have not done so earlier.

Depository Services

Shareholders may write to the respective Depository or to TSRDL for guidance on depository services. Addresses for correspondence with the Depositories are as follows :

National Securities Depository Limited
Trade World, 4th Floor
Kamala Mills Compound, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013.
Tel. No. : 022-2499 4200
Fax No. : 022-2497 2993/2497 6351
E-mail : info@nsdl.co.in
website : www.nsdl.co.in

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
17th Floor, Dalal Street,
Mumbai 400 023.
Tel. No. : 022-2272 3333
Fax No. : 022-2272 3199/2272 2072
E-mail : investor@cdslindia.com
website : www.cdslindia.com

Odd Lot Facility

Having regard to the difficulties experienced by shareholders with small holdings in disposing of the shares held by them in physical form, TSRDL has framed a Scheme for the purchase of such shares. Interested shareholders with a shareholding of upto 50 shares of Rs. 10/- each may contact TSRDL for further details.

- Shareholders holding shares in dematerialised form should address their correspondence to their respective Depository Participants, other than for dividend, which should be addressed to TSRDL.
- Shareholders are requested to provide their e-mail address, telephone/fax numbers and quote their account numbers/DP ID & Client ID numbers in all correspondence with TSRDL to facilitate prompt response.

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, I affirm that the Board Members and the Senior Management Personnel have confirmed compliance with the Codes of Conduct, as applicable to them, for the year ended 31st March 2007.

For The Tata Power Company Limited

P R Menon
Managing Director

Mumbai, 30th May 2007


TATA

CERTIFICATE

To the Members of The Tata Power Company Limited

We have examined the compliance of conditions of Corporate Governance by The Tata Power Company Limited, for the year ended 31st March, 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with stock exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us and the representations made by the directors and the management, except for two occasions where the composition of the Board as regards independent directors was not in accordance with the requirements of Clause 49 for the interregnum period between the resignation and appointment of State Government Directors, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For Deloitte Haskins & Sells
Chartered Accountants

Udayan Sen
Partner
Membership No. : 31220

Mumbai : 30th May, 2007

Consolidated Financial Statements


TATA

Auditors' Report

TO THE BOARD OF DIRECTORS OF

THE TATA POWER COMPANY *LIMITED*

ON THE CONSOLIDATED FINANCIAL STATEMENTS OF THE TATA POWER COMPANY *LIMITED*

1. We have audited the attached consolidated Balance Sheet of The Tata Power Company Limited (the Company) and its subsidiaries (the Group) as at 31st March, 2007, and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date annexed thereto. These financial statements are the responsibility of The Tata Power Company Limited's management and have been prepared by the management on the basis of separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain subsidiaries and joint venture, whose financial statements reflect the Group's share of total assets of Rs. 3072.25 crores as at 31st March, 2007, the total incomes of Rs. 1634.72 crores for the year ended on that date, and the net cash outflows amounting to Rs.100.80 crores for the year ended on that date and associates whose financial statements reflect the Group's share of accumulated profit upto 31st March, 2007 of Rs. 140.63 crores and the Group's share of profit of Rs. 19.54 crores for the year ended on that date as considered in the consolidated financial statements. These financial statements and other financial information other than to the extent as referred to in Note 1(b) (i)(c) of the Notes forming part of financial statements, have been audited by other auditors whose reports have been furnished to us, and our opinion, in so far as they relate to the amounts included in respect of these subsidiaries, joint venture and associates, is based solely on the reports of the other auditors.

4. These financial statements and other financial information reflect the Group's share of total assets of Rs. 169.37 crores as at 31st March, 2007, the total incomes of Rs. 144.17 crores for the year ended on that date and the net cash inflows amounting to Rs. 2.69 crores for the year ended on that date in respect of NELCO Limited (along with its subsidiary and associate) which have been consolidated on the basis of unaudited consolidated accounts.

5. We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investments in Associates in Consolidated Financial Statements' and Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures', issued by The Institute of Chartered Accountants of India and on the basis of the separate audited/unaudited financial statements of The Tata Power Company Limited and its subsidiaries, joint venture and associates included in the consolidated financial statements.

6. In so far as it relates to the results of operations and the financial position of The Tata Power Company Limited included in these consolidated financial statements, without qualifying our opinion:

   (i) we draw attention to Note 11 (o) to the Notes forming part of the financial statements. As stated in the note, subject to the outcome of the Appeal filed before the Appellate Tribunal of Electricity against the Order of Maharashtra Electricity Regulatory Commission (MERC) no adjustments have been made for net deficit of Rs. 164.45 crores as determined by MERC for the financial years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Company) and other consequential effects in the accounts for the year ended 31st March, 2007. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter.The Company is of the view, supported by legal opinion, that the Order given by MERC can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

   (ii) we draw attention to Note 11(m) of the Notes forming part of the financial statements. As stated in the note, subject to the outcome of the Appeal filed before the Supreme Court, no adjustment has been made by the Company in respect of the standby charges accounted for as revenue in earlier periods estimated at Rs. 519 crores and its consequential effects for the period upto 31st March, 2007. The impact of the above on the results for the year cannot presently be determined pending the ultimate outcome of the matter. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

   (iii) we draw attention to Note 11(l) of the Notes forming part of the financial statements. As mentioned in the note the Company has filed an appeal in the Supreme Court, in connection with an Appellate Tribunal Order setting aside the Maharashtra Electricity Regulatory Commission (MERC) Order confirming the Company's right of distribution in certain areas and related matters thereto and allowing as a whole the appeal preferred by Reliance Energy Ltd., and the hearing of the appeal has been concluded and the Order is reserved. The financial consequences of the Appellate Tribunal Order have neither been quantified in the Order nor been ascertained by the Company. The Company is of the view, supported by legal opinion, that the Tribunal's Order can be successfully challenged. In view of this no provision/adjustment has been considered necessary.

7. In so far as it relates to the results of operations and the financial position of North Delhi Power Limited included in these consolidated financial statements:

   Attention is invited to Note 25 of the Notes forming part of the financial statements, regarding reconciliation and classification of debtors' balances and the absence of balance confirmations from some parties for amounts recoverable from/payable to them, and the resultant impact of the differences, if any, that may arise out of such reconciliation/confirmation. Pending reconciliation/ confirmation of these balances, we are unable to comment on the same.

   Further, as stated in the Note referred to above, in the absence of adequate information, the Company has allocated debtors' balances between debts outstanding for more than six months and other debts on an estimated basis.


TATA

8. Based on our audit and on consideration of the reports of other auditors on separate financial statements and on the other financial information of the components, in our opinion and to the best of our information and according to the explanations given to us, the attached consolidated financial statements, subject to the matters stated in paragraphs 4 and 7 above, give a true and fair view in conformity with the accounting principles generally accepted in India:

   (a) in the case of the consolidated balance sheet, of the state of affairs of The Tata Power Company Limited and its subsidiaries as at 31st March, 2007,

   (b) in the case of the consolidated profit and loss account, of the profit for the year ended on that date, and

   (c) in the case of the consolidated cash flow statement, of the cash flows for the year ended on that date.

For Deloitte Haskins & Sells
Chartered Accountants

UDAYAN SEN
Partner
Membership No. : 31220

Mumbai, 30th May, 2007

Consolidated Balance Sheet as at 31st March, 2007

		Schedule No.	Schedule Page	Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
FUNDS EMPLOYED:						
1.	SHAREHOLDERS' FUNDS					
	Share Capital	"A"	105		197.88	197.88
	Reserves and Surplus	"B"	106		5,212.38	4,682.54
2.	MINORITY INTEREST				249.62	206.75
3.	SPECIAL APPROPRIATION TOWARDS PROJECT COST				533.61	533.61
4.	CAPITAL GRANT			Nil		Nil
	SHARE IN JOINT VENTURE			4.00		4.25
					4.00	4.25
5.	CAPITAL CONTRIBUTIONS FROM CONSUMERS			42.16		41.81
	SHARE IN JOINT VENTURE			33.61		21.82
					75.77	63.63
6.	SECURED LOANS	"C"	107		2,822.83	2,363.93
7.	UNSECURED LOANS	"D"	107		2,355.61	1,864.54
8.	DEFERRED TAX LIABILITY (NET) (*See Note 24*)				45.82	33.62
9.	TOTAL FUNDS EMPLOYED				**11,497.52**	**9,950.75**
APPLICATION OF FUNDS:						
10.	FIXED ASSETS	"E1"	108			
	Gross Block			8,885.67		6,925.93
	Less: Depreciation to date			3,676.32		3,277.34
					5,209.35	3,648.59
	Capital Work-in-Progress (including advances against capital expenditure)			929.11		1,573.18
	Share in Joint Venture			143.41		146.73
					1,072.52	1,719.91
	Incidental expenditure incurred during construction period	"E2"	108		18.23	110.29
					6,300.10	5,478.79
11.	INVESTMENTS	"F"	109		3,083.30	2,863.15
12.	CURRENT ASSETS, LOANS AND ADVANCES	"G"	110			
	(a) Inventories			466.19		496.55
	(b) Sundry Debtors			1,738.24		1,245.71
	(c) Cash and Bank Balances			1,402.42		1,079.32
	(d) Other Current Assets			29.09		18.11
	(e) Loans and Advances			695.77		453.62
				4,331.71		3,293.31
	Less:					
13.	CURRENT LIABILITIES AND PROVISIONS	"H"	111			
	(a) Current Liabilities			1,582.37		1,116.95
	(b) Provisions			641.46		596.47
				2,223.83		1,713.42
14.	NET CURRENT ASSETS				2,107.88	1,579.89
15.	MISCELLANEOUS EXPENDITURE (to the extent not written off)	"I"	111		6.24	28.92
16.	TOTAL APPLICATION OF FUNDS				**11,497.52**	**9,950.75**
17.	NOTES FORMING PART OF CONSOLIDATED ACCOUNTS	"J"	116			

As per our report attached.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.



Consolidated Profit and Loss Account for the year ended 31st March, 2007

		Schedule No.	Page	Rupees Crores	Rupees Crores	Previous Year Rupees Crores
INCOME:						
1.	REVENUE	"1"	112		6,475.64	5,621.26
2.	OTHER INCOME	"1"	112		267.07	298.20
3.	NET ADJUSTMENT IN RESPECT OF PREVIOUS YEARS			(2.65)		1.92
	Add: SHARE IN JOINT VENTURE			4.28		17.10
					1.63	19.02
4.	TOTAL INCOME				6,744.34	5,938.48
EXPENDITURE:						
5.	COST OF POWER PURCHASED			1,173.09		756.47
	Add: SHARE IN JOINT VENTURE			634.77		584.23
					1,807.86	1,340.70
6.	COST OF FUEL				2,708.91	2,396.51
7.	GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES	"2"	113		869.41	899.19
8.	DEPRECIATION/AMORTISATION			351.53		291.84
	Add: SHARE IN JOINT VENTURE			63.25		53.89
					414.78	345.73
9.	INTEREST AND FINANCE CHARGES	"3"	114		283.27	180.65
10.	PROVISION FOR CONTINGENCIES				Nil	(30.00)
11.	TOTAL EXPENDITURE				6,084.23	5,132.78
PROFIT BEFORE TAXES, STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES					660.11	805.70
12.	PROVISION FOR TAXATION					
	(a) CURRENT TAX			61.30		150.10
	(b) DEFERRED TAX			13.88		(22.52)
	(c) FRINGE BENEFIT TAX (Net)			4.46		7.27
					79.64	134.85
13.	SHARE IN JOINT VENTURE					
	(a) CURRENT TAX			10.30		6.78
	(b) DEFERRED TAX			(9.58)		19.26
	(c) FRINGE BENEFIT TAX (Net)			0.60		1.18
					1.32	27.22
14.	PROVISION FOR TAXATION IN RESPECT OF EARLIER YEARS					
	(a) CURRENT TAX			(187.63)		10.29
	(b) DEFERRED TAX			7.02		(4.06)
					(180.61)	6.23
15.	PROVISION FOR WEALTH TAX (Net)				0.60	0.39
PROFIT AFTER TAXES AND BEFORE STATUTORY APPROPRIATIONS, MINORITY INTEREST AND SHARE OF ASSOCIATES					759.16	637.01
16.	ADJUSTMENT PURSUANT TO SCHEME OF ARRANGEMENT [*See Note 21*]				(0.16)	Nil
17.	SHARE OF PROFIT OF ASSOCIATES FOR THE YEAR (NET) [*See Note 1(b)(iii)(b)(i)*]				19.54	110.20
18.	MINORITY INTEREST				(18.93)	0.19
PROFIT AFTER TAXES, MINORITY INTEREST, SHARE OF ASSOCIATES AND BEFORE STATUTORY APPROPRIATIONS					759.61	747.40
19.	STATUTORY APPROPRIATIONS	"4"	115		22.83	35.29
PROFIT AFTER TAXES, MINORITY INTEREST, SHARE OF ASSOCIATES AND STATUTORY APPROPRIATIONS					736.78	712.11
APPROPRIATIONS:						
20.	PROPOSED DIVIDEND				188.22	168.38
21.	ADDITIONAL INCOME-TAX ON DIVIDEND (Including JV's share Rs. 4.05 crores - *Previous Year - Rs. 2.53 crores*)				41.25	26.70
22.	TRANSFER TO GENERAL RESERVE				154.16	150.49
23.	TRANSFER TO SPECIAL RESERVE FUND (under Sec 45-IA of RBI Act, 1934)				6.56	0.10
24.	TRANSFER TO SELF INSURANCE RESERVE				2.00	Nil
25.	TRANSFER TO CAPITAL RESERVE				0.24	Nil
26.	TRANSFER TO DEBENTURE REDEMPTION RESERVE				6.25	Nil
BALANCE CARRIED TO BALANCE SHEET					338.10	366.44
27.	EARNINGS PER SHARE (In Rs.) (on distributable profits on shares outstanding) (Face Value Rs. 10) (*See Note 32*)					
	BASIC EARNINGS PER SHARE				37.19	35.95
	DILUTED EARNINGS PER SHARE				35.05	33.78
28.	NOTES FORMING PART OF THE CONSOLIDATED ACCOUNTS	"J"	116			

As per our report attached to the Consolidated Balance Sheet.
For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

For and on behalf of the Board,
R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.

The Tata Power Company Limited

Consolidated Cash Flow Statement for the year ended 31st March, 2007

	Particulars		Year ended 31-03-2007 Rs. Crores		Year ended 31-03-2006 Rs. Crores	
A.	**Cash Flow from Operating Activities**					
	Profit before Taxes			660.11		805.70
	Adjustments for :					
	Depreciation/Amortisation		414.78		345.73	
	Interest Expenditure		276.04		163.82	
	Interest Income		(160.42)		(107.08)	
	Interest from Trade Investments		(1.33)		Nil	
	Dividend from Trade Investments		(2.98)		(1.50)	
	Interest from Other Investments		(14.67)		(5.63)	
	Dividend from Other Investments		(48.73)		(12.26)	
	Provision for slow moving and obsolete items		0.23		Nil	
	Provision for diminution in value of Investments		Nil		(2.00)	
	Retiring Gratuities		14.32		10.03	
	Leave Encashment		11.41		7.62	
	Pension Scheme		3.08		4.83	
	Loss/(Profit) on Sale of Assets (Net) [*Previous Year including profit on sale of Power Systems Division Rs. 22.43 crores*]		7.87		(28.49)	
	Unrealised Foreign Exchange Loss/(Gain) (Net)		5.60		(0.01)	
	Realised Exchange Loss on Repayment/Swap arrangement		6.16		(0.06)	
	Profit on Sale of Investments (Net)		(56.02)		(138.94)	
	Provision for Contingencies		Nil		(30.00)	
	Provision for Doubtful Debts/Deposits (Net)		(12.91)		28.92	
	Provision for warranties		0.65		(0.40)	
	Grants/ Consumer Contributions Transferred		(1.75)		(0.25)	
	Bad Debts		1.96		6.75	
	Provision for future foreseeable losses, etc.		0.56		3.77	
	Miscellaneous Expenditure written off		23.21		24.23	
				467.06		269.08
	Operating Profit before Working Capital Changes			1,127.17		1,074.78
	Adjustments for :					
	Trade & Other Receivables		(836.87)		(341.12)	
	Inventories		30.15		(151.43)	
	Trade and other Payables		421.38		38.41	
				(385.34)		(454.14)
	Cash Generated from Operations			741.83		620.64
	Taxes Paid including Fringe Benefit Tax (Net of refunds)		22.40		(18.20)	
	Retiring Gratuities Paid		(5.58)		(5.92)	
	Payments under Voluntary Separation Scheme		Nil		(2.43)	
	Leave Encashment Paid		(3.91)		(3.40)	
	Pension Paid		(2.93)		(2.78)	
	Payments for Warranties		Nil		(0.44)	
				9.98		(33.17)
	Net Cash from Operating Activities	**A**		**751.81**		**587.47**
B.	**Cash Flow from Investing Activities**					
	Purchase of Fixed Assets			(1,108.51)		(1,228.80)
	Sale of Fixed Assets			4.71		18.67
	Purchase of Investments			(5,857.11)		(3,911.12)
	Sale of Investments			5,613.51		4,357.58
	Deposit with Bank under Escrow arrangement			(391.16)		Nil
	Purchase of Business			(0.57)		Nil
	Interest Received			164.54		86.96
	Inter-corporate deposits/advances (Net)			122.70		(70.75)
	Dividend from Trade Investments			2.98		1.50
	Dividend from Other Investments			48.73		12.26
	Sale proceeds of Power Systems Division			80.21		Nil
	Net Cash used in Investing Activities	**B**		**(1,319.97)**		**(733.70)**
C.	**Cash Flow from Financing Activities**					
	Increase in Capital Contributions			13.65		8.05
	Proceeds from Share issue by subsidiaries			24.70		112.18
	Proceeds from Borrowings			1,362.97		770.73
	Repayment of Borrowings			(371.65)		(331.92)
	Guarantee Fees for Loans			Nil		(0.12)
	Interest Paid			(280.70)		(237.40)
	Dividend Paid			(167.65)		(148.00)
	Securities Premium received			Nil		0.03
	FCCB and Debenture issue expenses paid			Nil		(2.21)
	Loss on Settlement of Swap			(6.16)		Nil
	Additional Income-tax on Dividend Paid			(32.59)		(23.61)
	Net Cash from Financing Activities	**C**		**542.57**		**147.73**
	Net (Decrease)/Increase in Cash and Cash Equivalents	**(A+B+C)**		**(25.59)**		**1.50**
	Cash and Cash Equivalents as at 1st April, 2006 (Opening Balance)			**1,062.82**		**1,081.25**
	Cash taken over from Subsidiaries			**0.18**		**2.69**
	Adjustment consequent upon sale of subsidiaries			**Nil**		**(22.62)**
	Cash and Cash Equivalents as at 31st March, 2007 (Closing Balance)			**1,037.41**		**1,062.82**

Notes :

1\. Cash and Cash Equivalents include :

	Year ended 31-3-2007 Rs. Crores	Year ended 31-3-2006 Rs. Crores
Cash and Cheques on hand	27.67	0.26
Current Accounts with Scheduled Banks	36.50	37.79
Term/Call Deposits with Scheduled Banks	901.38@	949.51@
Term Deposits with Standard Chartered Bank, London-Scheduled Bank	* !	* !
Margin money Deposit with Scheduled Banks (against Bank Guarantees)	32.68	79.89
Share in Joint Venture	24.29	11.87
	1,022.52	1,079.32
Add : Unrealised Exchange Loss/(Gain) included in Cash and Cash Equivalents	14.89	(16.50)
	1,037.41	1,062.82

@ Includes Rs. 504.89 crores (*31st March, 2006-Rs.885.10 crores*) in foreign currency.

! In foreign currency.

Cash and Cash Equivalents exclude Rs. 379.90 crores (*Previous Year - Rs. Nil*) being Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank, reflected as an Investing Activity in the above statement of cash flows.

2\. Purchase of Investments include purchase of debentures in Associates:
Tata Projects Ltd. Rs. 93.37 crores (*Previous Year Rs Nil*)
Subsequently, debentures to the extent of Rs. 65.25 crores were converted into equity shares (*Previous Year - Rs. Nil*). This being a non-cash transaction is not reflected in the above statement of cash flows.

3\. Sale of Investments include sale of shares in Subsidiaries :
(a) Tata Power Broadband Co. Ltd. Rs. Nil (*Previous Year - Rs. 201.97 crores*)
(b) Alaknanda Hydro Power Co. Ltd. Rs. Nil (*Previous Year - Rs. 3.12 crores*)

4\. Sale of Investments include sale of shares in Associates :
Tata Ceramics Ltd. Rs. Nil (*Previous Year - Rs.14.55 crores*)

5\. Previous year's figures have been restated, wherever necessary, to conform to this year's classification.

As per our report attached to the Consolidated Balance Sheet.

For DELOITTE HASKINS & SELLS
Chartered Accountants

UDAYAN SEN
Partner

Mumbai, 30th May, 2007.

B. J. SHROFF
Secretary
Mumbai, 30th May, 2007.

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

S. RAMAKRISHNAN
Executive Director


TATA

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "A" : SHARE CAPITAL

		Rupees Crores	Rupees Crores	*As at 31-03-2006 Rupees Crores*
AUTHORISED CAPITAL –				
2,29,00,000	Cumulative Redeemable Preference Shares of Rs. 100 each......	229.00		*229.00*
30,00,00,000	Equity Shares of Rs. 10 each	300.00		*300.00*
			529.00	*529.00*
ISSUED CAPITAL –				
20,35,37,712	Equity Shares of Rs.10 each [including 2,30,308 shares (*31st March, 2006 - 2,30,308 shares*) not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay]		203.54	*203.54*
SUBSCRIBED CAPITAL –				
19,78,97,864	Equity Shares of Rs.10 each (excluding 2,30,308 shares not allotted but held in abeyance, 4,40,270 shares cancelled pursuant to a Court Order and 48,04,040 shares of the Company held by the erstwhile The Andhra Valley Power Supply Company Limited cancelled pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay)	197.90		*197.90*
	Less: Calls in arrears [including Rs. 0.01 crore (*31st March, 2006 - Rs. 0.01 crore*) in respect of the erstwhile The Andhra Valley Power Supply Company Limited and the erstwhile The Tata Hydro-Electric Power Supply Company Limited]	0.04		*0.04*
		197.86		*197.86*
1,65,230	*Add*: Equity Shares forfeited - Amount paid	0.06		*0.06*
			197.92	*197.92*
40,058	*Less*: Equity Shares held by Chemical Terminal Trombay Ltd. which were acquired before it became a Subsidiary		0.04	*0.04*
			197.88	***197.88***

Of the above Equity Shares:

(i) 1,67,500 shares are allotted at par as fully paid pursuant to contracts without payment being received in cash.

(ii) 11,33,790 shares issued as Bonus Shares by capitalisation of General Reserve.

(iii) 49,63,500 shares issued on exercise of the options by the financial institutions for the conversion of part of their loans/subscription to debentures.

(iv) 56,81,818 shares are allotted at premium as fully paid pursuant to contracts without payment being received in cash.

(v) 5,20,84,832 shares (excluding 47,560 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Andhra Valley Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

(vi) 3,50,97,824 shares (excluding 45,168 shares held in abeyance) have been allotted to the shareholders of the erstwhile The Tata Hydro-Electric Power Supply Company Limited pursuant to the Scheme of Amalgamation sanctioned by the High Court of Judicature, Bombay.

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "B" : RESERVES & SURPLUS

Rupees Crores

	Opening Balance	Additions	Deductions	Closing Balance
STATUTORY RESERVES : [Under the repealed Electricity(Supply) Act,1948/ Tariff Regulations]				
TARIFFS AND DIVIDENDS CONTROL RESERVE	47.32	—	—	47.32
	22.43	*24.89 [a]*	—	*47.32*
SPECIAL RESERVE	—	20.60 [a]	—	20.60
	—	—	—	*Nil*
CONTINGENCIES RESERVE NO. 1	190.23	2.23 [a]	—	192.46
	179.83	*10.40 [a]*	—	*190.23*
CONTINGENCIES RESERVE NO. 2	13.38	—	—	13.38
	13.38	—	—	*13.38*
DEVELOPMENT RESERVE (created prior to 1st April, 1976)	5.29	—	—	5.29
	5.29	—	—	*5.29*
DEFERRED TAXATION LIABILITY FUND	395.85	—	—	395.85
	395.85	—	—	*395.85*
INVESTMENT ALLOWANCE RESERVE (including Development Reserve created after 31st March, 1976)	121.18	—	—	121.18
	121.18	—	—	*121.18*
DEBT REDEMPTION RESERVE	51.94	—	—	51.94
	51.94	—	—	*51.94*
DEBENTURE REDEMPTION RESERVE	56.63	—	—	56.63
	56.63	—	—	*56.63*
OTHER RESERVES:				
CAPITAL RESERVE	0.67	—	—	0.67
	0.67	—	—	*0.67*
CAPITAL REDEMPTION RESERVE	1.60	—	—	1.60
	1.60	—	—	*1.60*
CAPITAL RESERVE ON CONSOLIDATION	4.34	0.24 [d]	—	4.58
	4.34	—	—	*4.34*
SELF INSURANCE RESERVE	—	2.00 [d]	—	2.00
	—	—	—	*Nil*
SECURITIES PREMIUM	736.24	—	—	736.24
Less: Adjustment of Global Depository Shares Issue Expenses (*Schedule "I"*)	4.25	—	0.53 [c]	3.72 [c]
	731.99	—	(0.53)	732.52
	731.43	*0.03 [b]*	*(0.53)*	*731.99*
DEBENTURE REDEMPTION RESERVE	72.81	6.25 [a]	—	79.06
	72.81	—	—	*72.81*
SPECIAL RESERVE FUND (under Sec 45-IA of RBI Act, 1934)	7.94	6.56 [d]	—	14.50
	7.84	*0.10 [d]*	—	*7.94*
GENERAL RESERVE	1,481.52	154.16 [d]	—	1,635.68
	1,331.03	*150.49 [d]*	—	*1,481.52*
PROFIT AND LOSS ACCOUNT	1,412.23	280.59 [d]	0.83 [e]	1,691.99
	1,080.37	*331.86 [d]*	—	*1,412.23*
Total Reserves and Surplus	**4,594.92**	**472.63**	**0.30**	**5,067.25**
	4,076.62	*517.77*	*(0.53)*	*4,594.92*
Share in Joint Venture	**87.62**	**57.51**	—	**145.13**
	53.04	*34.58*	—	*87.62*
Total Reserves and Surplus - 2006-2007	**4,682.54**	**530.14**	**0.30**	**5,212.38**
- 2005-2006	*4,129.66*	*552.35*	*(0.53)*	*4,682.54*

[a] Amount set aside during the year.
[b] Securities Premium received during the year.
[c] Adjustment of Global Depository Share issue expenses after charging Rs. 0.53 crore to the Profit and Loss Account for the year.
[d] Transfer from Profit and Loss Account.
[e] Consequent to adoption of Accounting Standard (AS -15) (Revised 2005) on Employee Benefits by an Associate.
[f] Previous year's figures are in italics.



Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "C": SECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
	DEBENTURES :			
(a)	Secured, Redeemable, Non-Convertible Privately Placed Debentures		823.64	855.72
	LOANS AND ADVANCES FROM BANKS:			
(b)	Loans from Banks		251.20	219.78
	OTHER LOANS AND ADVANCES:			
(c)	Loan from International Finance Corporation (IFCW)	329.96		298.92
(d)	Loan from Infrastructure Development Finance Company Ltd	719.95		275.95
(e)	Loan from Export Import Bank of India**	26.29		30.28
(f)	Loan from Asian Development Bank	293.39		272.97
(g)	On Hire Purchase	Nil		0.05
(h)	Lease finance - Vehicle loans	0.39		Nil
			1,369.98	878.17
			2,444.82	1,953.67
	Share in Joint Venture		378.01	410.26
			2,822.83	***2,363.93***

**In foreign currency [*See Note 18* - for security details].

SCHEDULE "D": UNSECURED LOANS

		Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
	FIXED DEPOSITS:			
(a)	From Others		0.61	2.11
	SHORT TERM LOANS AND ADVANCES: FROM BANKS -			
(b)	Temporary overdrawn balance in bank current accounts	17.31		17.24
(c)	Term loans	36.90		33.24
	FROM OTHERS -			
(d)	Loans from Companies	36.72		16.12
			90.93	66.60
	OTHER LOANS AND ADVANCES:			
(e)	Euro Notes**	811.58		830.50
(f)	1% Foreign Currency Convertible Bonds (2010)**	875.40		897.20
(g)	Commercial Paper	500.00		Nil
(h)	Sales Tax Deferral	75.61		61.77
(i)	Loans from Housing Development Finance Corporation Ltd.	1.42		2.53
			2,264.01	1,792.00
			2,355.55	1,860.71
	Share in Joint Venture		0.06	3.83
			2,355.61	***1,864.54***

**Repayable in foreign currencies.

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E1" : FIXED ASSETS

Rupees Crores

	GROSS BLOCK					DEPRECIATION / AMORTISATION					NET BLOCK	
	As at 1-4-2006 (at cost)	Acquired@ during the year	Additions	Deductions/ Adjustments	As at 31-3-2007 (at cost)	As at 1-4-2006	Acquired@ during the year	For the year	Deductions	As at 31-3-2007	As at 31-3-2007	As at 31-3-2006
INTANGIBLE ASSETS:												
GOODWILL ON CONSOLIDATION	12.59	—	—	—	12.59	6.84	—	1.60	—	8.44	4.15	5.75
TECHNICAL KNOW-HOW	10.02	—	3.27	—	13.29	9.96	—	0.43	—	10.39	2.90	0.06
LICENSE FEES	—	0.30	—	—	0.30	—	0.06	0.02	—	0.08	0.22	Nil
TANGIBLE ASSETS:												
LAND (including land development)	14.85	—	2.34	—	17.19	—	—	—	—	—	17.19	14.85
LEASEHOLD LAND	5.21	—	0.90	—	6.11	0.30	—	0.05	—	0.35	5.76	4.91
HYDRAULIC WORKS	469.10	—	3.34	—	472.44	80.27	—	14.13	—	94.40	378.04	388.83
BUILDINGS	496.14	—	7.73	0.07	503.80	147.89	—	21.90	0.05	169.74	334.06	348.25
RAILWAY SIDINGS, ROADS, CROSSINGS, ETC.	21.41	—	2.18	—	23.59	6.39	—	0.65	—	7.04	16.55	15.02
PLANT AND MACHINERY**	4,182.86	10.19	265.76	13.16	4,445.65	2,345.81	2.46	216.05	11.08	2,553.24	1,892.41	1,837.05
TRANSMISSION LINES, CABLE NETWORK, ETC.	702.54	—	1,537.52	0.60	2,239.46	307.02	—	87.21	0.33	393.90	1,845.56	395.52
FURNITURE, FIXTURES AND OFFICE EQUIPMENT ##	54.39	—	4.88	2.26	57.01	30.22	—	5.27	2.02	33.47	23.54	24.17
MOTOR VEHICLES, LAUNCHES, BARGES, ETC.	35.18	—	9.60	2.55	42.23	25.37	—	4.26	2.20	27.43	14.80	9.81
MOTOR VEHICLES UNDER LEASE FINANCE	—	—	0.40	—	0.40	—	—	0.01	—	0.01	0.39	Nil
HELICOPTERS	24.18	—	—	—	24.18	21.77	—	—	—	21.77	2.41	2.41
TOTAL	**6,028.47**	**10.49**	**1,837.92**	**18.64**	**7,858.24**	**2,981.84**	**2.52**	**351.58**	**15.68**	**3,320.26**	**4,537.98**	**3,046.63**
SHARE IN JOINT VENTURE	897.46	—	135.87	5.90	1,027.43	295.50	—	63.25	2.69	356.06	671.37	601.96
GRAND TOTAL - 2006-2007	**6,925.93**	**10.49**	**1,973.79**	**24.54**	**8,885.67**	**3,277.34**	**2.52**	**414.83$**	**18.37**	**3,676.32**	**5,209.35**	**3,648.59**
- 2005-2006	*6,415.28*	*43.91#*	*662.72*	*195.98@@*	*6,925.93*	*2,952.32*	*23.51#*	*346.09$*	*44.58@@*	*3,277.34*	*3,648.59*	—

Notes:

$ Including Rs. 0.05 crore (*31st March, 200C - Rs. 0.36 crore*) charged to Capital Work-in-Progress.

@ Pertains to assets acquired pursuant to a scheme of arrangement for demerger and vesting of the VSAT Commercial division of Tata Services Limited with Tatanet Services Limited.

\# Pertains to assets acquired on NELCO Ltd. becoming a subsidiary w.e.f. 31st December, 2005.

@@ Includes Rs. 152.09 crores and Rs. 20.24 crores respectively on sale of subsidiary.

** Plant and Machinery includes :

a) Additions are net of exchange gain (Net) capitalised Rs. 5.41 crores [*31st March, 2006 - includes exchange loss (Net) Rs. 4.42 crores*].

b) Assets given on lease - Rs. 0.60 crore (*31st March, 2006 - Rs. 1.83 crores*).

\## Office Equipment include assets given on hire, costing Rs. 11.03 crores (*31st March, 2006-Rs. 9.60 crores*).

SCHEDULE "E2" : FIXED ASSETS

Incidental expenditure incurred during construction period

Particulars	Rupees Crores	Rupees Crores	*As at 31-03-2006 Rupees Crores*
Balance b/f		110.29	*46.06*
Acquired during the year - MPL		Nil	*3.33*
Payment to and provision for employees -			
Salaries, Wages and Bonus	2.52		*3.49*
Company's contribution to Provident Fund	0.10		*0.24*
Retirement Benefits	0.04		*0.09*
Welfare Expenses	0.18		*0.20*
		2.84	*4.02*
Operation Expenses -			
Repairs and Maintenance		0.13	*0.14*
Administration Expenses -			
Rent	0.81		*0.54*
Electricity Charges	0.08		*0.07*
Rates & Taxes	0.50		*0.50*
Insurance	0.02		*0.01*
Directors' Fees	0.02		*0.04*
Auditors' Fees	0.06		*0.06*
Cost of Services Procured	2.46		*2.18*
Miscellaneous Expenses	1.48		*3.69*
		5.43	*7.09*
Carried Over...		118.69	*60.64*


TATA

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "E2" : FIXED ASSETS (*Contd.*)

Incidental expenditure incurred during construction period

Particulars	Rupees Crores	Rupees Crores	*As at 31-03-2006 Rupees Crores*
Brought Forward...		118.69	*60.64*
Depreciation		0.05	*0.18*
Interest & Finance Charges		43.15	*63.51*
		161.89	*124.33*
Less: Income earned during construction period		1.51	*2.32*
Less: Adjustment consequent to Alaknanda being sold off during the year		Nil	*11.72*
Less: Adjustment consequent to capitalisation of expenses in case of PTL		142.15	*Nil*
TOTAL		**18.23**	***110.29***

SCHEDULE "F": INVESTMENTS

(Long term unless otherwise stated)

			Rupees Crores	*As at 31-03-2006 Rupees Crores*
1.		CONTINGENCIES RESERVE INVESTMENTS - (Quoted)	126.94	*126.94*
		- (Unquoted)	76.63	*66.22*
2.		DEFERRED TAXATION LIABILITY FUND INVESTMENTS - (Quoted)	292.09	*292.09*
		- (Unquoted)	105.34	*105.34*
3.		INVESTMENT IN SUBSIDIARY COMPANIES - (Unquoted) [*See Note 1(b)(i)(c)*]	0.02	*Nil*
4.		TRADE INVESTMENTS -		
	(*a*)	Ordinary Shares - (Quoted) fully paid up	307.21	*255.03*
	(*b*)	Ordinary Shares - (Unquoted) fully paid up :		
		Associates	648.56 @	*593.93 @*
		Others	420.42	*420.46*
	(*c*)	*Debentures - (Unquoted)*	28.13	*Nil*
	(*d*)	Preference Shares - (Unquoted) fully paid up	Nil	*3.00*
5.		OTHER INVESTMENTS -		
	(*a*)	Ordinary Shares - (Quoted) fully paid up	20.18	*21.55*
	(*b*)	Ordinary Shares - (Unquoted) fully paid up :		
		Associates	99.35 @	*85.49 @*
		Others	285.28	*285.20*
	(*c*)	Preference Shares - (Unquoted) fully paid up	27.10	*5.05*
	(*d*)	Debentures – (Quoted)	1.14	*1.14*
	(*e*)	Other Securities - (Quoted)	41.13	*41.72*
	(*f*)	Other Securities - (Unquoted)	174.26	*Nil*
	(*g*)	Other Securities - (Unquoted) - Current	435.67	*575.94*
			3,089.45	*2,879.10*
	Less:	Provision for diminution in value of Investments [including in respect of associates- Rs. 9.18 crores (*31st March, 2006 - Rs. 9.18 crores*)]	(25.93)	*(25.93)*
			3,063.52	*2,853.17*
		Share in Joint Venture (Unquoted)	19.78	*9.98*
			3,083.30	***2,863.15***
	Notes -			
	(1)	Aggregate of Quoted Investments –		
		Cost	788.69	*738.47*
		Market Value	1,130.76	*1,363.05*
	(2)	Aggregate of Unquoted Investments –		
		Cost	2,320.54	*2,150.61*

@ In respect of those associates that are consolidated in the financial statements as indicated in Note 1(b)(iii)(b)(i).

Schedule forming part of the Consolidated Balance Sheet

SCHEDULE "G" : CURRENT ASSETS, LOANS AND ADVANCES

	Rupees Crores	Rupees Crores	Rupees Crores	As at 31-03-2006 Rupees Crores
CURRENT ASSETS -				
(a) Inventories -				
(i) Stores and Spare Parts	296.57			406.58
(ii) Stock of Shares	37.67			30.51
(iii) Stock of properties under development	8.17			Nil
(iv) Loose Tools	0.19			0.19
(v) Stores, Tools and Equipment in transit at cost	99.61			26.46
(vi) Products/Tools under development	Nil			1.16
(vii) Spares for Resale	8.83			8.76
(viii) Raw Materials	7.04			5.41
(ix) Work-in-Progress	3.62			12.09
	461.70			491.16
Add: Share in Joint Venture	4.49			5.39
		466.19		496.55
(b) Sundry Debtors-				
(i) Debts outstanding for more than six months	786.95			298.70
(ii) Other Debts	831.96			863.27
	1,618.91			1,161.97
Less: Provision for Doubtful Debts	17.91			41.05
	1,601.00			1,120.92
Add: Share in Joint Venture	137.24			124.79
		1,738.24		1,245.71
Notes -				
Sundry Debtors fully secured	12.93			10.14
Sundry Debtors unsecured and considered good	1,588.07			1,110.78
Sundry Debtors considered doubtful	17.91			41.05
	1,618.91			1,161.97
Add: Share in Joint Venture	137.24			124.79
	1,756.15			1,286.76
(c) Cash and Bank Balances -				
(i) Cash and Cheques on Hand	27.67			0.26
(ii) Current Accounts with Scheduled Banks	36.50			37.79
(iii) Term/Call Deposits with Scheduled Banks	901.38 @			949.51 @
(iv) Term Deposits with Standard Chartered Bank, London - Non-Scheduled Bank (maximum amount outstanding during the year Rs. Nil - *31st March, 2006 - Rs. 437.21 crores*) in foreign currency	*			*
(v) Deposit under Escrow agreement with Credit Suisse - Singapore - Non-Scheduled Bank (maximum amount outstanding during the year Rs. 391.16 crores)	379.90			Nil
(vi) Margin money deposit with a Scheduled Bank (against a Bank Guarantee)	32.68			79.89
	1,378.13			1,067.45
Add: Share in Joint Venture	24.29			11.87
		1,402.42		1,079.32
@ including Rs. 504.89 crores (*31st March, 2006 - Rs. 885.10 crores*) in foreign currency.				
(d) Other Current Assets -				
Interest accrued on Investments		29.09		18.11
			3,635.94	**2,839.69**
LOANS AND ADVANCES - Considered good - unless otherwise stated - (Unsecured)				
(a) Advances with public bodies		2.12		1.96
(b) VAT/Sales Tax receivable (Inputs) (Net)		48.72		29.17
(c) Deposits with other Companies	1.27			134.27
Less: Provision for doubtful deposits	1.27			1.27
		Nil		133.00
(d) Other Advances (including advances considered doubtful Rs. 14.84 crores - *31st March, 2006 - Rs. 13.14 crores*)	426.33			166.85
Less: Provision for doubtful advances	14.84			13.14
		411.49		153.71
(e) Share Application money		10.00		Nil
(f) Payment of Taxes (net of provisions and including Fringe Benefit Tax)		177.43		89.72
		649.76		407.56
Add: Share in Joint Venture		46.01		46.06
			695.77	**453.62**
			4,331.71	**3,293.31**


TATA

Schedules forming part of the Consolidated Balance Sheet

SCHEDULE "H" : CURRENT LIABILITIES AND PROVISIONS

		Rupees Crores	Rupees Crores	*As at 31-03-2006 Rupees Crores*
CURRENT LIABILITIES -				
(a)	Consumers Benefit Account (@ includes Rs. 9.82 crores in respect of the year ended 31st March, 2005, transferred during the previous year)	46.82		*46.82 @*
(b)	Sundry Creditors	1,029.87		*709.93*
(c)	Acceptances	0.03		*0.03*
(d)	Advance and progress payments	39.53		*18.15*
(e)	Interest Accrued but not due on Secured Loans	30.01		*23.33*
(f)	Interest Accrued but not due on Unsecured Loans	20.02		*19.54*
(g)	Investor Education and Protection Fund shall be credited by the following amounts namely:-			
	(i) Unpaid Dividend	7.34		*6.58*
	(ii) Unpaid Matured Debentures	Nil		*0.24*
	(iii) Interest	0.14		*0.10*
	(iv) Unpaid Matured Deposits	0.53		*1.14*
(h)	Other Liabilities	68.10		*51.51*
(i)	Security Deposits from Consumers	23.66		*22.69*
(j)	Sundry Deposits	56.67		*18.48*
		1,322.72		*918.54*
	Add: Share in Joint Venture	259.65		*198.41*
			1,582.37	***1,116.95***
PROVISIONS -				
(a)	Provision for Wealth Tax	0.89		*0.86*
(b)	Provision for Proposed Dividend	188.22		*168.38*
(c)	Provision for Additional Income-tax on Dividend	33.44		*24.03*
(d)	Provision for Gratuities	80.57		*71.48*
(e)	Provision for Pension Scheme	13.15		*13.11*
(f)	Provision for Leave Encashment	42.86		*35.11*
(g)	Provision for Premium on Redemption of Debentures	134.70		*134.70*
(h)	Provision for Premium on Redemption of Foreign Currency Convertible Bonds	137.74		*141.16*
(i)	Provision for future foreseeable losses on contracts, etc.	4.33		*3.77*
(j)	Provision for Warranties	4.16		*3.51*
		640.06		*596.11*
	Add: Share in Joint Venture	1.40		*0.36*
			641.46	***596.47***
	Total Current Liabilities & Provisions		**2,223.83**	***1,713.42***

SCHEDULE "I" : MISCELLANEOUS EXPENDITURE (to the extent not written off)

	Expenditure Incurred	Amount Written off			
	Till 31-03-2007 Rupees Crores	Till 31-03-2006 Rupees Crores	During the year Rupees Crores	Closing Balance Rupees Crores	*As at 31-03-2006 Rupees Crores*
INTANGIBLE ASSETS -					
"The Bombay (Hydro-Electric) Licence, 1907"	0.13	0.13	—	Nil	*Nil*
"The Andhra Valley (Hydro-Electric) Licence, 1919"	0.05	0.05	—	Nil	*Nil*
"The Nila Mula Valley (Hydro-Electric) Licence, 1921"	0.08	0.08	—	Nil	*Nil*
"The Trombay Thermal Power Electric Licence, 1953"	*	*	—	*	*
OTHER EXPENDITURE -					
Expenses re: New Ordinary Shares	0.03	0.03	—	Nil	*Nil*
Expenses towards Rights Shares issued in 1993	3.66	2.26	0.17	1.23	*1.40*
Global Depository Shares (GDS) issue expenses	11.12	6.87	0.53	3.72	*4.25*
Discount on issue of Debentures	0.53	0.53	—	Nil	*Nil*
Discount on issue of Euro Notes	5.54	4.54	0.19	0.81	*1.00*
Merger expenses - Tata Hydro & Andhra Valley	61.93	61.93	—	Nil	*Nil*
Merger expenses - Jamshedpur Power Co. Ltd.	0.54	0.54	—	Nil	*Nil*
Preliminary Expenses	2.86	2.76	0.03	0.07	*0.10*
Voluntary Retirement Scheme Compensation	26.81	13.75	8.93	4.13	*13.06*
	113.28	93.47	9.85	9.96	*19.81*
Less: GDS issue expenses adjusted against Securities Premium				3.72	*4.25*
				6.24	*15.56*
Add: Share in Joint Venture	46.00	32.64	13.36	Nil	*13.36*
Total after Joint Venture	**159.28**	**126.11**	**23.21**	**6.24**	***28.92***

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "1": REVENUE AND OTHER INCOME

	Rupees Crores	Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1. REVENUE -				
(a) Revenue from Power Supply		4,973.21		*4,422.07*
(b) Wheeling and Transmission Charges recoverable (Net)		227.91		*24.40*
(c) Sale of Electronic Products	152.37			*29.24*
Less: Excise Duty	8.47			*1.47*
		143.90		*27.77*
(d) Revenue from Contracts :				
Electronic Products	42.79			*33.03*
Less: Excise Duty	0.12			*0.48*
	42.67			*32.55*
Transmission EPC Business	60.84			*194.43*
		103.51		*226.98*
(e) Rental of Land, Buildings, Plant and Equipment, etc		10.02		*5.83*
(f) Income In Respect of Services rendered		7.93		*8.82*
(g) Income from Broadband Services and sale of dark fibre		Nil		*20.56*
(h) Interest on Deposits		1.72		*Nil*
(i) Income from Storage & Terminalling		9.78		*11.06*
(j) Sale of Stock of Shares		9.01		*11.94*
(k) Dividend from Investments		9.16		*3.27*
(l) Interest on Investments		0.02		*Nil*
(m) Dividend from Shares treated as Stock in Trade		0.88		*0.31*
(n) Profit on Sale of Investments (Trading)		14.96		*Nil*
(o) Miscellaneous Revenue and Sundry Credits		23.64		*10.77*
(p) Provision for Doubtful Debts and Advances written back (Net)		15.51		*Nil*
(q) Profit on Sale/Retirement of Assets (Net) (@ includes Rs. 8.72 crores on sale of land including development rights)		Nil		*10.58 @*
		5,551.16		*4,784.36*
Add: Share in Joint Venture		924.48		*836.90*
			6,475.64	***5,621.26***
2. OTHER INCOME -				
(a) Interest on Government and Other Securities, Loans, Advances, Deposits etc		138.89		*86.17*
(b) Interest on US 64 Tax free Bonds from Unit Trust of India		20.05		*20.05*
(c) Dividend from Trade Investments		2.98		*1.50*
(d) Interest from Trade Investments		1.33		*Nil*
(e) Dividend from Other Investments		48.73		*12.26*
(f) Interest from Other Investments		14.67		*5.63*
(g) Profit on Sale of Investments (Net)		41.06		*138.94*
(h) Provision for diminution in value of investments written back (Net)		Nil		*2.00*
(i) Sundry Receipts		Nil		*1.22*
(j) Leave and License Fees		0.85		*0.82*
(k) Profit on sale of Power Systems Division		(6.40)		*22.43*
		262.16		*291.02*
Add: Share in Joint Venture		4.91		*7.18*
			267.07	***298.20***
			6,742.71	***5,919.46***



Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "2" : GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Rupees Crores	Rupees Crores	Previous Year Rupees Crores
1.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES -			
(a)	Salaries, Wages and Bonus	160.74		121.49
(b)	Company's contribution to Provident Fund	8.50		6.68
(c)	Retiring Gratuities	14.32		10.03
(d)	Welfare Expenses	21.23		23.22
(e)	Contribution to Superannuation Fund	10.12		9.18
(f)	Leave Encashment Scheme	11.41		7.62
(g)	Pension Scheme	3.08		4.83
		229.40		183.05
	Less: Employee cost capitalised	6.95		1.26
	Less: Employee cost recovered	3.84		2.16
		218.61		179.63
	Add: Share in Joint Venture	61.13		56.94
			279.74	236.57
2.	OPERATION EXPENSES -			
(a)	Stores, Oil, etc. consumed	10.43		23.72
(b)	Raw Materials consumed:			
	Opening Balance	5.41		Nil
	Add: On NELCO becoming a subsidiary w.e.f. 31st December, 2005	Nil		5.83
	Add: Purchases	36.12		6.36
	Less: Closing Balance	7.04		5.41
		34.49		6.78
(c)	Purchase of goods/Spares for resale	34.04		9.34
(d)	Rental of Land, Buildings, Plant and Equipment, etc	21.77		12.87
(e)	Repairs and Maintenance-			
	(i) To Buildings and Civil Works	19.61		19.55
	(ii) To Machinery and Hydraulic Works	98.40		95.83
	(iii) To Furniture, Vehicles, etc.	4.08		3.44
		122.09		118.82
(f)	Rates and Taxes	26.75		22.73
(g)	Insurance	16.71		16.25
(h)	Components consumed	17.37		11.06
(i)	Cost of materials and erection charges	64.54		204.07
(j)	Other Operation Expenses	59.82		44.68
(k)	Provision for future foreseeable losses on contracts	0.56		3.27
(l)	Agency Commission	1.13		2.93
		409.70		476.52
	Add: Share in Joint Venture	24.97		25.95
			434.67	502.47
3.	WHEELING & TRANSMISSION CHARGES PAYABLE		40.70	17.40
4.	ADMINISTRATION EXPENSES -			
(a)	Rent	0.96		1.04
(b)	Rates and Taxes	1.14		1.04
(c)	Insurance	0.54		0.39
(d)	Other Administration Expenses	12.64		11.16
(e)	Directors' Fees	0.12		0.09
(f)	Auditors' Fees	2.94		2.25
(g)	Government Audit Fees	0.01		Nil
(h)	Cost of Services Procured	16.02		15.49
(i)	Miscellaneous Expenses	32.84		34.37
(j)	Bad Debts	1.96		6.75
(k)	Provision for Doubtful Debts and Advances (Net)	Nil		15.44
		69.17		88.02
	Add: Share in Joint Venture	14.67		27.62
			83.84	115.64
	Carried Over...		838.95	872.08

Schedules forming part of the Consolidated Profit and Loss Account

SCHEDULE "2": GENERATION, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES *(Contd.)*

			Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
		Brought Forward...		838.95	*872.08*
5.	*(a)*	DECREASE/(INCREASE) IN WORK-IN-PROGRESS/FINISHED GOODS/SPARES FOR RESALE			
		Opening Balance	20.85		*3.87*
		Add: On NELCO becoming a subsidiary w.e.f. 31st December, 2005	Nil		*12.99*
		Less: Transfer on sale of Power Systems Division	Nil		*3.69*
		Less: Capitalised during the year	0.78		*Nil*
		Less: Closing Balance	12.45		*20.85*
				7.62	*(7.68)*
	(b)	(INCREASE)/DECREASE IN STOCK OF SHARES			
		Opening Balance	30.51		*9.71*
		Less: Closing Balance	37.67		*30.51*
				(7.16)	*(20.80)*
	(c)	(Accretion)/Decretion of Stock- Property under development			
		Opening Balance	Nil		*Nil*
		Less: Closing Stock	8.17		*Nil*
				(8.17)	*Nil*
6.		AMOUNT WRITTEN OFF - MISCELLANEOUS EXPENDITURE - *(Schedule "I")*	9.85		*9.85*
		Add: Share of Joint Venture	13.36		*14.38*
				23.21	*24.23*
7.		LOSS ON SALE/RETIREMENT OF ASSETS (NET)	1.47		*Nil*
		Add: Share in Joint Venture	Nil		*4.52*
				1.47	*4.52*
8.		PURCHASE OF STOCK		18.26	*30.96*
9.		TRANSFER OF REVENUE EXPENSES TO CAPITAL	(4.77)		*(4.12)*
		Add: Share of Joint Venture	Nil		*Nil*
				(4.77)	*(4.12)*
				869.41	***899.19***

SCHEDULE "3": INTEREST AND FINANCE CHARGES

			Rupees Crores	Rupees Crores	*Previous Year Rupees Crores*
1.		INTEREST:			
	(a)	INTEREST ON DEBENTURES		51.54	*52.22*
	(b)	INTEREST ON FIXED PERIOD EURO NOTES & FCCB		90.80	*93.59*
	(c)	OTHER INTEREST AND COMMITMENT CHARGES [includes Rs. 145.42 crores on fixed period loans (*31st March, 2006 - Rs. 10.81 crores*)]	152.81		*21.79*
		Share in Joint Venture	27.88		*11.28*
				180.69	*33.07*
				323.03	*178.88*
		Less: INTEREST CAPITALISED		46.96	*15.06*
				276.07	*163.82*
2.		FINANCE CHARGES:			
	(a)	LOSS ON EXCHANGE (NET)	(2.09)		*7.98*
	(b)	COMMISSION AND BROKERAGE	4.48		*4.69*
	(c)	DELAYED PAYMENT CHARGES	Nil		*0.22*
	(d)	OTHER FINANCE CHARGES	4.81		*3.94*
				7.20	*16.83*
				283.27	***180.65***


TATA

Schedule forming part of the Consolidated Profit and Loss Account

SCHEDULE "4": STATUTORY APPROPRIATIONS

		Rupees Crores	*Previous Year Rupees Crores*
(a)	CONTINGENCIES RESERVE	2.23	*10.40*
(b)	TARIFFS AND DIVIDENDS CONTROL RESERVE (@ includes Rs. 9.82 crores in respect of the year ended 31st March, 2005, transferred during the previous year)	Nil	*24.89 @*
(c)	SPECIAL RESERVE	20.60	*Nil*
		22.83	***35.29***

Signatures to Notes and Schedules "A" to "I" and "1" to "4"

For and on behalf of the Board,

R. N. TATA
Chairman

PRASAD R. MENON
Managing Director

B. J. SHROFF
Secretary

S. RAMAKRISHNAN
Executive Director

Mumbai, 30th May, 2007.

Schedule "J" - Notes forming part of the Consolidated Accounts

1. Major Accounting Policies:-

(a) Basis of Accounting:

The financial statements have been prepared under the historical cost convention and on the accrual basis of accounting. The accounts of the Parent Company and the subsidiaries have been prepared in accordance with the Accounting Standards issued by The Institute of Chartered Accountants of India and generally accepted accounting principles.

(b) Principles of consolidation:

The consolidated financial statements have been prepared in accordance with Accounting Standard 21 (AS-21) - "Consolidated Financial Statements", Accounting Standard 23 (AS-23) "Accounting for Investments in Associates in Consolidated Financial Statements" and Accounting Standard 27 (AS-27) "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India. The consolidated financial statements have been prepared on the following basis:

(i) (a) Investments in Subsidiaries:

- The financial statements of The Tata Power Company Limited ('The Parent Company') and its subsidiary companies have been combined on a line by line basis by adding together the book values of like items of assets, liabilities, income and expenses, after fully eliminating intra-group balances and intra-group transactions resulting in unrealised profits or losses.
- The excess of cost to the Parent Company of its investment in the Subsidiary over the Parent Company's portion of equity of the Subsidiary is recognised in the financial statements as Goodwill, which is amortised over a period of five years.
- The excess of Parent Company's portion of equity of the Subsidiary as at the date of its investment is treated as Capital Reserve.
- The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Parent Company i.e. year ended 31st March, 2007 and are audited except as stated in (c) below.
- Minority interest in the net assets of consolidated subsidiaries consist of :
  1) the amount of equity attributable to minorities at the date on which investment in a subsidiary is made; and
  2) the minorities' share of movements in equity since the date the parent subsidiary relationship came into existence.

(b) The subsidiary companies (which along with The Tata Power Company Limited, the parent, constituted the Group) considered in the preparation of these consolidated financial statements are:

Name	Country of Incorporation	% voting power held as at 31st March, 2007	*% voting power held as at 31st March, 2006*
Chemical Terminal Trombay Ltd. (CTTL)	India	100	*100*
Af-Taab Investment Co. Ltd. (AICL)	India	100	*100*
Tata Power Trading Co. Ltd. (TPTCL)	India	100	*100*
Powerlinks Transmission Ltd. (PTL)	India	51	*51*
Maithon Power Ltd. (MPL)	India	74	*74*
NELCO Ltd. (NELCO)	India	50.04	*50.04*
Tatanet Services Ltd. (TSL)	India	100	*83.33*
Industrial Energy Ltd. (IEL) (w.e.f. 23rd February, 2007)	India	74	—

Note : Industrial Power Utility Pvt. Ltd. (IPUPL) and Industrial Power Infrastructure Pvt. Ltd. (IPIPL), being subsidiaries incorporated on 28th March, 2007 have not been considered for consolidation.

(c) Consolidation of the following subsidiaries for the respective periods as mentioned below, has been done on the basis of Unaudited Financial Statements, certified by the management of the respective subsidiaries:
- Consolidated accounts of NELCO for the period from 1st April, 2006 to 31st March, 2007.

(d) During the previous year, the Parent Company had sold its investments in its wholly owned subsidiaries-Tata Power Broadband Co. Ltd. (TPBC) and Alaknanda Hydro Power Co. Ltd. (AHPCL). The resultant profit of Rs. 119.90 crores to the Group has been included under "Other Income" [Profit on Sale of Investments (Net) Item 2 (g) - Schedule "1"].

(ii) Interest in Joint Ventures:

(a) (i) The Group's interest in jointly controlled entities are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2007	*Percentage of Ownership Interest as at 31st March, 2006*
North Delhi Power Ltd. (NDPL)	India	49	*49*

(b) In accordance with Accounting Standard 27 (AS-27) "Financial Reporting of Interests in Joint Ventures" issued by The Institute of Chartered Accountants of India, the jointly controlled entity "India Natural Gas Company Private Limited" (Indigas) has not been considered for consolidation as the company is under members voluntary winding up.

(c) The Financial Statements of the Joint Venture is drawn upto 31st March, 2007. The Group's interest in this Joint Venture, has been accounted for using proportionate consolidation method.

(iii) (a) Investments in Associates:

The Group's Associates are:

Name	Country of Incorporation	Percentage of Ownership Interest as at 31st March, 2007	*Percentage of Ownership Interest as at 31st March, 2006*
Yashmun Engineers Ltd.	India	27.27	*27.27*
Tata Ceramics Ltd.	India	40.00	*40.00*
Panatone Finvest Ltd.	India	39.98	*39.98*
Tata BP Solar India Ltd.	India	49.00	*49.00*
Vantech Investments Ltd.	India	50.00	*50.00*
Tata Projects Ltd.	India	47.78	*30.00*
ASL Advanced Systems Pvt. Ltd. #	India	37.00	*37.00*
The Associated Building Co. Ltd. #	India	33.14	*33.14*
Rujuvalika Investments Ltd. #	India	27.59	*27.59*
Questar Investments Ltd. #	India	20.83	*20.83*
Hemisphere Properties Ltd. #	India	50.00	*50.00*
Brihat Trading Co. Ltd. #	India	33.50	*33.50*
Nelito Systems Ltd. (w.e.f. 31st December, 2005)	India	49.46	*49.46*

These associates have not been considered for consolidation being not material to the Group.

(b) (i) The break-up of Investment in Associates is as under: -

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited	Tata Projects Limited
	Refer Schedule "F"	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)	4(b)
(i)	Number of Equity Shares (Nos.)	10,20,000	50,00,00,000	9,600	17,82,000	9,95,000	91,10,000	1,61,250
		10,20,000	*50,00,00,000*	*9,600*	*17,82,000*	*9,95,000*	*91,10,000*	*67,500*
(ii)	Percentage holding	49.46%	39.98%	27.27%	49.00%	50.00%	40.00%	47.78%
		49.46%	*39.98%*	*27.27%*	*49.00%*	*50.00%*	*40.00%*	*30.00%*
(iii)	Cost of Investment (Equity Shares)	4.34	500.00	0.01	24.49	2.55	9.11	66.78
		4.34	*500.00*	*0.01*	*24.49*	*2.55*	*9.11*	*1.54*
(iv)	Including Goodwill / (Capital Reserve)	—	0.18	(0.24)	1.88	0.39	22.29	23.30
		—	*0.18*	*(0.24)*	*1.88*	*0.39*	*22.29*	*(14.39)*

Rs. crores

		Nelito Systems Limited	Panatone Finvest Limited	Yashmun Engineers Limited	Tata BP Solar India Limited	Vantech Investments Limited	Tata Ceramics Limited	Tata Projects Limited
	Refer Schedule "F"	4(b)	4(b)	4(b)	5(b)	5(b)	5(b)	4(b)
(v)	Share in accumulated profits/ (losses) net of dividends received upto 31st March, 2006	0.31	84.40	0.36	48.75	0.59	—	2.97
		—	*(4.27)*	*0.30*	*33.98*	*0.49*	*1.34*	*#(1.54)*
(vi)	Share of (losses)/profits for the year	2.86	(6.40)	0.03	18.14	0.11	—	4.80
	Less: Dividend received during the year	—	5.00	0.02	3.56	—	—	0.48
	Less: Other adjustments	—	—	—	0.83	—	—	6.40
	Share of (losses)/profits net of dividends received during the year / other adjustments	2.86	(11.40)	0.01	13.75	0.11	—	(2.08)
		0.31	*88.67*	*0.06*	*14.77*	*0.10*	*(1.34)*	*4.51*
(vii)	Provision for diminution in value of Investments (Equity Shares)	—	—	—	—	—	$(9.11)	—
		—	—	—	—	—	*$(9.11)*	—
(viii)	Carrying Cost	7.51	573.00	0.38	86.99	3.25	—	67.67
		4.65	*584.40*	*0.37*	*73.24*	*3.14*	—	*4.51*

Previous year's figures are in italics.

\# Share of loss restricted to the original cost of investments as per the equity method of accounting for associates under AS-23 "Accounting for Investments in Associates in Consolidated Financial Statements".

$ Included in Schedule "F" under Provision for diminution in value of Investments.

The Financial Statements of all associates are drawn upto 31st March, every year.

(ii) The Associates not considered for consolidation being not material to the Group have been stated at cost as under:

Rs. crores

		Questar Investments Ltd.	Hemisphere Properties Ltd.	Brihat Trading Co. Ltd.	ASL Advanced Systems Pvt. Ltd.	The Associated Building Co. Ltd.	Rujuvalika Investments Ltd.
	Refer Schedule "F"	5(b)	5(b)	5(b)	5(b)	4(b)	5(b)
(i)	Number of Equity Shares (Nos.)	50,000	25,000	3,350	5,55,000	1,825	3,66,667
		50,000	*25,000*	*3,350*	*5,55,000*	*1,825*	*3,66,667*
(ii)	Percentage holding	20.83	50.00	33.50	37.00	33.14	27.59
		20.83	*50.00*	*33.50*	*37.00*	*33.14*	*27.59*
(iii)	Cost of Investment (Equity Shares)	0.61	0.03	0.01	0.56	0.17	0.60
		0.61	*0.03*	*0.01*	*0.56*	*0.17*	*0.60*
(iv)	Provision for diminution in value of Investments (Equity Shares)	—	—	—	—	0.07$	—
		—	—	—	—	*0.07$*	—
(v)	Carrying Cost	0.61	0.03	0.01	0.56	0.10	0.60
		0.61	*0.03*	*0.01*	*0.56*	*0.10*	*0.60*

Previous year's figures are in italics.

$ Included in Schedule "F" under Provision for diminution in value of Investments.

On adoption of AS-23, Investments as stated in (iii) (b) (i) above have been accounted for using equity method whereby the investment is initially recorded at cost and adjusted thereafter for post acquisition change in the Group's share of net assets.


TATA

(c) Fixed Assets:

(i) All fixed assets are stated at cost less depreciation. Cost comprises the purchase price and any other applicable costs. For this purpose, cost also includes;

(a) Borrowing costs as estimated to be attributable to the acquisition and construction of fixed assets upto the date the asset is ready for use and

(b) Exchange differences, in case of borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India.

(ii) In the case of NDPL, the assets transferred from erstwhile Delhi Vidyut Board (DVB) are stated at the transaction value as notified by the Government of National Capital Territory of Delhi (GNCTD) under the Transfer Scheme. Values assigned to different heads of Fixed Assets are as per an independent valuer's estimation.

(d) Depreciation/Amortisation:

(i) Fixed assets are depreciated over the estimated useful lives as determined by the management or over the lives determined based on rates of depreciation specified under various applicable statutes/government approvals, whichever is shorter, on a straight line method except:

(a) assets relating to the business other than electricity business of the Parent Company and CTTL, where depreciation is provided on written down value basis;

(b) assets given on lease which are depreciated on a straight-line basis over the primary period of the lease.

(ii) Depreciation on additions/deletions of assets is provided on pro-rata basis.

(iii) Assets costing less than Rs. 5,000/- are written off in the year of purchase.

(iv) License fees is amortised over the period of the license.

(v) Leasehold Land is amortised over the period of the lease.

(vi) Technical know-how is generally written off on a straight-line basis over a period of six years.

(vii) Depreciation rates used for various classes of assets are:

Hydraulic Works	-	1.95% to 3.40%
Buildings	-	3.02% to 33.40%
Railway Sidings, Roads, Crossings, etc.	-	3.02% to 5.00%
Plant and Machinery	-	1.80% to 45.00%
Transmission Lines, Cable Network, etc.	-	3.02% to 13.91%
Furniture, Fixtures and Office Equipment	-	12.77% to 60.00%
Motor Vehicles, Launches, Barges, etc.	-	25.89% to 33.40%
Helicopters	-	33.40%

(e) Leases:

(i) Finance Lease:

Assets taken on finance lease are accounted for as fixed assets in accordance with Accounting Standard 19 (AS-19) "Accounting for Leases", issued by The Institute of Chartered Accountants of India. Accordingly, the assets are accounted at fair value. Lease payments are apportioned between finance charge and reduction in outstanding liability.

(ii) Operating Lease:

Assets taken on lease under which all risks and rewards of ownership are effectively retained by the lessor are classified as operating lease. Lease payments under operating leases are recognised as expenses on straight-line basis.

(f) Investments:

(i) Long term investments other than in associates considered for consolidation are carried at cost, less provision for diminution other than temporary, if any, in value of such investments. Current Investments are carried at lower of cost and fair value. Investments in associates considered for consolidation are accounted for using the equity method.

(ii) In the case of AICL, purchase of securities of Tata Group Companies / Mutual Funds and investments in debentures of all the companies are considered as investments. Expenses for dematerialisation of shares have been written off. Investments, other than above, are considered as stock-in-trade.

(g) Inventories:

(i) Inventories of raw materials, semi-finished products, products / tools under development, stores and spare parts and loose tools are valued at or below cost. Cost is ascertained on weighted average basis. Work-in-progress and finished products are valued at lower of cost and net realisable value. Cost includes material costs, labour and manufacturing overheads.

(ii) In the case of AICL, investments considered as stock-in-trade are valued at average cost or market value whichever is lower. Expenses for dematerialisation of shares have been written off.

(iii) In the case of NELCO, developed property is valued at cost. Property under development in pursuance of additional right of construction is valued at market value on the basis of the Valuer's Report.

(h) Taxes on Income:

Current tax is determined as the amount of tax payable in respect of taxable income for the year. Credit in respect of Minimum Alternate Tax paid is recognised only if there is convincing evidence of realisation of the same.

Deferred tax, which is computed on the basis of enacted / substantively enacted rates, is recognised, on timing differences, being the difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods (*See Note 24*). Where there is unabsorbed depreciation or carry forward losses, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets. Other deferred tax assets are recognised only to the extent there is reasonable certainty of realisation in future.

(i) Research and Development Expenses:

Research and Development costs of a revenue nature are charged as an expense in the year in which these are incurred.

(j) Premium on redemption of Debentures and Foreign Currency Convertible Bonds (FCCB):

Premium payable on redemption of FCCB and Debentures as per the terms of their respective issues is provided fully in the year of issue by adjusting against the Securities Premium Account.

(k) Warranty Expenses:

Anticipated product warranty costs for the period of warranty are provided for in the year of sale. Other warranty obligations are accounted for as and when claims are admitted.

(l) Foreign Exchange Transactions:

All monetary assets and monetary liabilities in foreign currencies are translated at the relevant rates of exchange prevailing at the year end. In respect of foreign exchange contracts, the premium or discount arising at the inception of such a contract is amortised as expense or income over the life of the contract. In case of monetary assets and monetary liabilities in foreign currencies (other than those for acquisition of fixed assets from a country outside India) the exchange differences are recognised in the Profit & Loss Account.

Exchange differences in case of borrowed funds and liabilities in foreign currencies for the acquisition of fixed assets from a country outside India are adjusted to the cost of fixed assets.

(m) Retirement Benefits:

Provision for accruing liability for gratuity, pension and leave encashment on separation is made on the basis of the liability as actuarially determined as at the year-end. There are no separate trust funds in respect of these liabilities in the Parent Company. Contribution to Provident Fund and Superannuation Fund are accounted on accrual basis with corresponding contributions to recognised funds.

(n) Revenue Recognition:

(i) Revenue from Power Supply is accounted for on the basis of billings to consumers, inclusive of Fuel Adjustment Charges and includes unbilled revenues accrued upto the end of the accounting year.

(ii) Delayed payment charges and interest on delayed payments for power supply are recognised, on grounds of prudence, as and when recovered.

(iii) In the case of NDPL, the amount received from consumers on account of Service Line charges are treated as Income on installation of connection.

(iv) In the case of AICL, dividend income from Investments and Securities treated as stock is accounted on an accrual basis.

(v) In the case of NELCO, sales are inclusive of income from services and are recognised on the basis of terms of sale.

(vi) In the case of PTL, Transmission Income is accounted for on the accrual basis for the period of operation of transmission lines based on 'Tariff Orders' issued by Central Electricity Regulatory Commission (CERC). In case where tariff orders are yet to be issued, transmission income is accounted as per the norms issued by CERC.

(o) Advance against Depreciation:

In the case of PTL, Advance against Depreciation forming part of tariff to facilitate repayment of loans is reduced from transmission income and considered as deferred revenue to be included in transmission income in subsequent years.

(p) Consumer contribution to Capital Works:

In the case of NDPL, consumers' contribution towards cost of capital assets is treated as capital receipt and credited in Current Liabilities and is transferred to a separate account on commissioning of the assets. An amount equivalent


TATA

to the depreciation charge for the year on such assets is appropriated from this account as income to the Profit and Loss Account.

(q) Accounting for Contracts:

Income on contracts in respect of Transmission EPC and Strategic Electronics business are accounted on "Percentage of completion" basis measured by the proportion that cost incurred upto the reporting date bear to the estimated total cost of the contract.

(r) Issue Expenses:

(i) Expenses incurred in connection with issue of Rights Shares and Global Depository Shares are amortised over the remaining period of the licence for supply of electricity, in accordance with the treatment adopted for the determination of "Clear Profit" under the repealed Electricity (Supply) Act, 1948. However, the closing balance of the expenditure in connection with Global Depository Shares carried forward under 'Miscellaneous Expenditure (to the extent not written off)' has been disclosed as an adjustment against Securities Premium Account.

(ii) Expenses incurred in connection with the issue of Euro Notes, Foreign Currency Convertible Bonds and Debentures are adjusted against Securities Premium Account.

(iii) Discount on issue of Euro Notes are amortised over the tenure of the Notes.

(s) Expenditure on Amalgamation:

The expenditure incurred is amortised over a period of five years.

(t) Payments under Voluntary Retirement Schemes (VRS):

Compensation paid under VRS is amortised over a period of thirty six months commencing from the month following the month of separation.

(u) Preliminary Expenses:

In the case of TPTCL, preliminary expenses are written off over a period of five years after commencement of business.

(v) Segment Reporting:

The accounting policies adopted for segment reporting are in line with the accounting policy of the Companies. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "Unallocated income/expenses".

2. In terms of the Agreement dated 30th March, 2007 entered into by the Parent Company with PT Bumi Resources TBK, Kalimantan Coal Limited, Sangatta Holdings Limited, Forerunner International PTE Ltd., PT Amara Bangun Cesta, Hannibal S Anwar and Perry Purbaya Wahyu for acquisition of stake in Coal Companies pending completion of necessary formalities, the Parent Company has deposited a sum of USD 88 million (Rs. 379.90 crores as at 31st March, 2007) as Escrow Deposit (interest bearing) with Credit Suisse, Singapore Branch. In the event of termination of the agreement to acquire stake, subject to certain conditions, the deposit will be refunded / forfeited to / by the Parent Company / seller.

3. In an earlier year, the Parent Company issued 1% Foreign Currency Convertible Bonds (FCCB) aggregating to USD 200 million (Rs. 878.80 crores at issue). The bondholders have an option to convert these Bonds into shares, at an initial conversion price of Rs. 590.85 per share at a fixed rate of exchange on conversion of Rs. 43.38 = USD 1.00, at any time on or after 6th April, 2005, upto 15th February, 2010. The conversion price is subject to adjustment in certain circumstances. The FCCB may be redeemed, in whole but not in part, at the option of the Parent Company at any time on or after 24th February, 2008 and prior to 15th February, 2010 subject to satisfaction of certain conditions. Unless previously converted, redeemed or repurchased and cancelled, the FCCB fall due for redemption on 25th February, 2010 at 115.734 percent of their principal amount.

4. Net proceeds received on issue of FCCB to the extent not utilised have been invested in Short Term Deposits with Banks [items (c) (iii) and (c) (iv) – Schedule "G"].

5. Contingencies Reserve Investments and Deferred Taxation Liability Fund Investments include 6.75% Unit Trust of India -Tax Free US Bonds 2008 of face value of Rs. 87.56 crores and Rs. 176.00 crores respectively received on conversion of units in Scheme US-64 which are being carried at the cost at which the units were acquired viz. Rs. 126.94 crores and Rs. 292.09 crores respectively. No provision has been made for diminution in the value of these investments as the loss on realisation of these investments, if any, will be adjusted against the said reserves. However, Maharashtra Electricity Regulatory Commission (MERC) in its Order dated 22nd March, 2007, while disposing off the review petition filed by the Parent Company in respect of Tariff Order dated 3rd October, 2006 has disallowed the diminution in the value of these investments and is of the opinion that the same should be borne by the Parent Company and not by the consumers. The Parent Company has filed an appeal with Appellate Tribunal of Electricity (ATE) against the Order dated 22nd March, 2007 [Refer Note 11(o) below].

6. (a) Contingencies Reserve No.1 represents the transfer to such reserves in terms of Para IV of the Sixth Schedule to the repealed Electricity (Supply) Act, 1948.

(b) Contingencies Reserve No. 2 represents the transfer to such reserves in respect of the "Net surplus on cancellation of foreign exchange forward cover contracts", in accordance with the approval of the State Government.

7. The Parent Company has been legally advised that the Parent Company is considered to be established with the object of providing infrastructural facilities and accordingly, Section 372A inserted by the Companies (Amendment) Act, 1999 effective 31st October, 1998 is not applicable to the Parent Company.

8. The Parent Company has:

   (a) an investment in Tata Teleservices Limited (TTSL) of Rs. 726.00 crores (*31st March, 2006 – Rs. 726.00 crores*);

   (b) TTSL has accumulated losses as at 31st March, 2006, based on latest audited accounts for March, 2006, which has significantly eroded its net worth. In the opinion of the Management, having regard to the long gestation period inevitable in the nature of its business, there is no diminution other than temporary, in the value of the investment.

9. (a) Capital commitments not provided for are estimated at Rs.1,408.66 crores (*31st March, 2006 - Rs.169.43 crores*) [including Rs. 45.88 crores (*31st March, 2006 - Rs. 40.74 crores*) of the Joint Venture].

   (b) In the case of associates, capital commitments not provided for are estimated at Rs. 16.25 crores (*31st March, 2006 - Rs. 15.13 crores*).

10. Disclosures as required by Accounting Standard 19 (AS-19) issued by The Institute of Chartered Accountants of India are as follows:

   (a) Operating Leases:

      (i) The Parent Company's significant leasing arrangements are in respect of residential flats, office premises, plant and machinery and equipments taken on lease. The arrangements range between 11 months and 10 years generally and are usually renewable by mutual consent or mutually agreeable terms. Under these arrangements, generally refundable interest-free deposits have been given. In respect of the above arrangements, lease rentals payable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment, etc. (disclosed under Operation Expenses in Schedule "2") and Rent (disclosed under Administration Expenses in Schedule "2").

      (ii) Commercial / residential premises have been given on operating lease by the Parent Company, CTTL and NELCO having original cost of Rs. 49.17 crores (*31st March, 2006 - Rs.38.14 crores*) and accumulated depreciation of Rs.13.40 crores (*31st March, 2006 - Rs. 6.15 crores*) as at 31st March, 2007. Depreciation on the above assets for the current year is Rs. 2.96 crores (*31st March, 2006 – Rs. 1.16 crores*). Under these arrangements, generally refundable interest-free deposits have been taken. In respect of the above arrangements, lease rentals receivable are recognised in the Profit and Loss Account for the year and included under Rental of Land, Buildings, Plant and Equipment, etc. (disclosed under Revenue and Other Income in Schedule "1"). The future minimum lease payments under non-cancellable operating leases aggregating to Rs. 2.61 crores (*31st March, 2006 - Rs.3.70 crores*), in each of the following periods are as under:

Rs. crores

			2005-06
(a)	not later than one year	1.60	*2.75*
(b)	later than one year and not later than five years	1.01	*0.95*
(c)	later than five years	Nil	*Nil*

      (iii) The initial direct costs in respect of operating lease are recognised in the Profit and Loss Account.

   (b) Finance Leases:

   During the year, the Parent Company has taken vehicles on finance leases which expire in 2009-2010 and 2011-2012. The lease rentals are charged on the basis of agreed terms. The said vehicles are capitalised using interest rates determined at the inception of the lease.

   The aggregate maturities under these finance leases are as follows:

Rs. crores

		Total minimum lease payments outstanding	Future interest outstanding	Present value of minimum lease payments
(i)	not later than one year	0.11	0.03	0.08
(ii)	later than one year and not later than five years	0.34	0.05	0.29
(iii)	later than five years	0.45	0.08	0.37



11. Contingent Liabilities:

(a) Claims against the Group not acknowledged as debts Rs. 207.78 crores (*31st March, 2006 - Rs. 174.74 crores*) [including Rs. 7.85 crores (*31st March, 2006 – Rs. 4.96 crores*) of the Joint Venture] consists mainly of the following:

(i) Octroi claims disputed by the Parent Company aggregating to Rs. 5.03 crores (*31st March, 2006 - Rs. 5.03 crores*), consisting of Octroi exemption claimed by the Parent Company regarding which the Writ has been admitted by the High Court.

(ii) A Suit has been filed against the Parent Company claiming compensation of Rs. 20.51 crores (*31st March, 2006 - Rs. 20.51 crores*) by way of damages for alleged wrongful disconnection of power supply and interest accrued thereon Rs. 86.14 crores (*31st March, 2006 - Rs.81.85 crores*).

(iii) Rates, Duty & Cess claims disputed by the Parent Company aggregating to Rs.35.09 crores (*31st March, 2006 - Rs. 14.88 crores*), consisting mainly for levy of cess and way leave fees by Maharashtra Pollution Control Board at higher rates and interest thereon which is challenged by the Parent Company and for levy of excise duty on fuel consumed in generation of electricity that was not sold but consumed by the Parent Company.

(iv) Delayed Payment Charges on Standby Charges and interest on delayed payments payable to MSEB estimated at Rs. 31.00 crores (*31st March, 2006 - Rs. 31.00 crores*) [Refer Note 11(m)].

(v) In the case of NDPL, the Group's share being Rs. 7.85 crores (*31st March, 2006 - Rs.4.96 crores*), consisting mainly of legal cases filed by consumers, employees & others.

(vi) In the case of CTTL, claims raised by Mumbai Port Trust towards Penal Way Leave Fees Rs. 1.37 crores (*31st March, 2006 - Rs. 1.17 crores*). The Company has been legally advised that the claim towards Penal Way Leave Fees is unsustainable in law.

(vii) Other claims against the Group not acknowledged as debts Rs. 20.58 crores (*31st March, 2006 - Rs.15.17 crores*).

(viii) Other employee matters – amount not ascertainable.

(ix) In the case of associates, other claims not acknowledged as debts Rs. 0.21 crore (*31st March, 2006 - Rs. 0.17 crore*).

(b) Taxation matters for which liability, relating to issues of deductibility and taxability, is disputed by the Group and provision is not made (computed on the basis of assessments which have been re-opened and assessments remaining to be completed):

Rs. crores

			As at 31st March, 2006
(i)	Matters on which there are decisions of the appellate authorities in the Parent Company's favour, not accepted by the tax authorities	64.24	*29.67*
(ii)	Other matters in appeal in case of subsidiaries	10.14	*18.90*
(iii)	Interest and penalty demanded	15.01	*22.73*
(iv)	In the case of associates, matters on which there are decisions of the appellate authorities in the favour of the Companies, not accepted by the tax authorities	3.83	*Nil*

(c) (i) Non-financial exposures of the Parent Company:

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Teleservices Limited (TTSL)	—	62,36,45,847	—	—	—	—
	56.50	*34,88,40,000*	—	—	—	—
Panatone Finvest Limited (PFL)	500.00	—	—	—	—	—
	500.00	—	—	—	—	—
Tata Teleservices (Maharashtra) Limited (TTML)	50.00	—	—	—	—	—
	50.00	—	—	—	—	—
North Delhi Power Limited (NDPL)	—	—	—	—	—	832.28
	0.09	—	—	—	—	*280.28*
Powerlinks Transmission Limited (PTL)	—	23,86,80,000	366.00	—	—	—
	—	*21,42,00,000* [Refer (c) (iii) below]	*366.00*	—	—	—

Name of the Company	Contingent Liabilities				Other Commitments	
	Guarantees given	Shares pledged	Sponsor support agreement	Deed of Indemnity	Letter of Comfort	Undertaking for non-disposal of shares
	(Rs. crores)	(Nos.)	(Rs. crores)	(Rs. crores)	(Rs. crores)	(Rs. crores)
Tata Honeywell Limited (THL)	—	—	—	0.74	—	—
	—	—	—	*0.74*	—	—
NELCO Limited (NELCO)	—	—	—	—	25.00	—
	—	—	—	—	*25.00*	—
Tata Power Trading Company Limited (TPTCL)	50.00	—	—	—	—	—
	—	—	—	—	—	—

Note: Previous year's figures are in italics.

(ii) The Parent Company has in terms of the shareholders agreement, an obligation to subscribe for or arrange along with the participants of the Tata Group, for additional capital as per specified schedule, in case of TTSL.

(iii) In terms of the Deed of Pledge of Shares executed by the Parent Company and Power Grid in favour of Infrastructure Development Finance Company Limited (IDFC) acting as Security Trustee for the Lenders with PTL as a confirming party for pledging the Parent Company's current and future shareholding in PTL, Powers of Attorney are executed in favour of the Security Trustee and the Lenders to accomplish the purpose of the Deed with full authority in terms of the Deed [also Refer Note (c) (i) above].

(iv) The Parent Company has furnished a Corporate Indemnity of Rs.315.30 crores (*31st March, 2006 – Rs. 315.30 crores*) in favour of ICICI Bank Limited for an amount equal to a liability of the Punjab National Bank under the Bank Guarantee issued by them in connection with the dispute with Reliance Energy Limited (REL) on the sharing of Standby Charges. Subsequently the same has been cancelled.

(d) Under the Share Purchase Agreement entered into with Tata Industries Limited (TIL) in January 2001, the Parent Company had agreed payment of production upside in the event the total gas production is more than 1.2 Trillion Cubic Feet (TCF) to Tata Industries Limited for net incremental production over and above 1.2 TCF. The said production is based upside for the Tata Petrodyne Limited's (TPL) participating interest of 10% at the rate of USD 0.23 per Thousand Cubic Feet (MCF). The obligation on the Parent Company to pay TIL in case of upside in production continues even after the sale of shares of TPL.

(e) NDPL, had bought goods from local suppliers, which were used in the business of distribution of electricity. These goods received were subject to the issuance of Exemption certificate in terms of Rule 11 (clause XII) of the Delhi Sales Tax Rules, 1975. In case of some of the suppliers, their sales tax authorities have denied exemption to them. Some suppliers, being the aggrieved parties, have preferred appeal against the assessment order.

The company has also proactively filed a writ in the Delhi High Court, as the Sales tax authorities have rejected company's application to intervene or represent on behalf of the dealers on the ground that the company does not have locus-standi directly to approach the appellate authorities against the denial of exemption to its suppliers. The Hon'ble High Court has heard the writ petition on 21st March, 2006 and has issued an Order that the pendency of this writ petition shall not prevent the Appellate Authority and the Tribunal from hearing and disposing off the appeal on merits in accordance with the law which is pending before them against the order of suppliers of NDPL impugned in this petition. The Court has also made clear that NDPL (the petitioner) may suitably amend this petition so as to challenge the orders issued by the lower appellate authorities, if the same go against the dealers. Thus, if the decision of appellate authorities is not in favour of the company's suppliers, company would have a right to appeal before the Hon'ble High Court. In case even Hon'ble High Court's decision is unfavourable to the company, a liability of Rs.10.05 crores (*31st March, 2006 – Rs.10.05 crores*) [the Group's share being Rs.4.92 crores (*31st March, 2006 – Rs.4.92 crores*)] would arise on account of local sales tax.

(f) In the case of NDPL, as per the provisions of the Transfer Scheme pursuant to Delhi Electricity Reforms Act, 2002, the Group is contingently liable for the liabilities arising out of litigation, suits, claims etc. pending on the date of transfer (i.e. 1st July, 2002) and / or arising due to any events prior to that date to the extent of Rs.0.49 crore p.a.

(g) In the case of NDPL, the Group's share in unexpired letter of credit given is Rs.91.60 crores (*31st March, 2006 - Rs.81.32 crores*), guarantees given by the bankers against company's counter guarantee is Rs.2.02 crores (*31st March, 2006 - Rs.1.35 crores*).

(h) In the case of NDPL, the company had introduced a Voluntary Separation Scheme (VSS) for its employees in December 2003, in response to which 1,798 employees were separated. As per the Scheme, the retiring employees were paid Ex-gratia separation amount by the company. They were further entitled to claim their Retiral Benefits (i.e. Gratuity, Leave Encashment, Pension Commutation, Pension, Medical and LTC) directly from the DVB Employees Terminal Benefit Fund 2002 (The Trust). The Trust


TATA

is, however, of the view that its liability to pay Retiral Benefits arises only on the employee attaining the age of superannuation or earlier death. On 1st November, 2004 the company entered into a Memorandum of Understanding with GNCTD, and a special Trust namely Special Voluntary Retirement Schemes Retirees Terminal Benefit Fund (SVRS Trust) was created.

For resolution of the issue through the process of law, the company has filed a Writ, whereby the Hon'ble Delhi High Court vide its order dated 17th March, 2005, subject to the final outcome of the Writ Petition and without prejudice to the company's rights and contentions passed an interim order asking the company to advance funds to the SVRS Trust and in turn directed the said Trust to pay the retiral dues to the retirees. Till the final outcome of the writ petition, the interim order continues. Accordingly, subject to the outcome of the writ petition, the company had advanced Rs.77.74 crores (the Group's share being Rs. 38.09 crores) to the SVRS Trust for payment of retiral dues to separated employees and the same is shown as recoverable under 'Loans and Advances'. Against this, the company had recovered Rs. 8.36 crores (the Group's share being Rs. 4.10 crores) from SVRS Trust in respect of retirees who have expired or attained the age of superannuation. The balance amount of Rs. 69.38 crores (the Group's share being Rs. 34.00 crores) is still recoverable from the SVRS Trust.

(i) In the case of NDPL, the liability stated in the opening Balance Sheet of the company as per the Transfer Scheme as on 1st July, 2002 in respect of consumers' security deposit was Rs.10.00 crores (the Group's share being Rs.4.90 crores). The company had engaged an independent agency to ascertain the amount of security deposits received by the erstwhile DVB from its consumers. As per the report submitted by this agency the amount of security deposit received from consumers aggregated to Rs.62.44 crores (the Group's share being Rs.30.60 crores). The company has been advised that as per the Transfer Scheme, the liability in excess of Rs. 10.00 crores (the Group's share being Rs.4.90 crores) towards refund of the opening consumer deposits and interest thereon is not to the account of the company. Since the GNCTD was of the view that the aforesaid liability is that of the company, the matter was referred to DERC. DERC vide its letter dated 23rd April, 2007 has conveyed its decision to the GNCTD upholding the company's view.

(j) In the case of NELCO, the company has issued Corporate Guarantees of Rs.Nil (*31st March, 2006 – Rs. 0.80 crore*).

(k) (i) Provision has been made in the accounts for supply of gas upto 29th January, 1987 by Oil and Natural Gas Commission (ONGC) on the basis of their bills. The Parent Company has been advised that the price at which the gas is billed is to be treated as provisional. The Parent Company has not accepted this position.

(ii) In respect of gas supplied by ONGC from 30th January, 1987 to 15th May, 1992, transportation charges have been billed on a provisional basis. The Parent Company has also been advised that the excise duty and octroi, if levied, on the price of gas, together with the sales tax on the excise duty, transportation charges and octroi would be recovered from the Parent Company.

(iii) Prices of Natural Gas from 1st April, 2000 is under review by the Ministry of Petroleum and Natural Gas (MOPNG).

(iv) In respect of gas purchased from ONGC and later from GAIL, claims aggregating to Rs. 40.09 crores (*31st March, 2006 - Rs. 40.09 crores*) have been made on the Parent Company towards shortfall in the off take of minimum guaranteed quantities of gas during the period from 1st April, 1992 to 31st December, 2001 which claims have been contested by the Parent Company.

(v) In respect of supply of fuel by Hindustan Petroleum Corporation Limited, the Parent Company has not accepted claims for quantities billed which are in excess of the Parent Company's meter readings. The amount of such claims not provided for aggregates Rs. 3.74 crores (*31st March, 2006 – Rs.3.74 crores*).

(l) In a matter pertaining to distribution rights of the Parent Company, the Appellate Tribunal for Electricity (ATE) vide its Order dated 22nd May, 2006, set aside MERC's Order and allowed as a whole the appeal preferred by REL. The financial consequences of the Appellate Tribunal's Order have neither been quantified in the Order nor been ascertained by the Parent Company. The Parent Company has filed an appeal in the Hon'ble Supreme Court. By interim orders, the Supreme Court has allowed the Parent Company to continue to supply electricity to its existing consumers and to connect to certain new consumers. The hearing of the appeal has been concluded and the Order is reserved. The Parent Company is of the view, supported by legal opinion, that the Appellate Tribunal's Order can be successfully challenged and consequently, no provision is considered necessary.

(m) In respect of the Standby Charges dispute with REL for the periods from 1st April, 1999 to 31st March, 2004, the ATE, set aside the MERC Order dated 31st May, 2004 and directed the Parent Company to refund to REL as on 31st March, 2004, Rs.354.00 crores (including interest of Rs. 15.14 crores) and pay interest at 10% per annum thereafter. As at 31st March, 2007 the accumulated interest was Rs. 117.56 crores (including interest of Rs.15.14 crores mentioned above) (Rs. 31.62 crores for the year ended 31st March, 2007).

On appeal, the Supreme Court vide its interim order dated 7th February, 2007, has stayed the ATE Order and in accordance with its directives, the Parent Company has furnished a bank guarantee of the sum of Rs. 227.00 crores and also deposited Rs. 227.00 crores with the Registrar General of the Court (the Court) which has been withdrawn by REL on furnishing the required undertaking to the Court. The said deposit has been accounted as "Other Advances". Further, no adjustment has been made for the reversal in terms of the ATE Order dated 20th December, 2006 of Standby Charges credited in previous years estimated at Rs. 519.00 crores and interest payable. The aggregate of Standby Charges credited in previous years and interest of Rs. 31.00 crores payable to MSEB, net of tax is estimated at Rs. 488.29 crores, which will be adjusted, wholly by a withdrawal/set off from certain Statutory Reserves as allowed by MERC. No provision has been made in the accounts towards interest that may be finally determined as payable to REL. However, since 1st April, 2004, the Parent Company has accounted Standby Charges on the basis determined by the respective MERC Tariff Orders.

The Parent Company is of the view, supported by legal opinion, that the ATE's Order can be successfully challenged and hence, adjustments, if any, including consequential adjustments to the Deferred Tax Liability Fund and the Deferred Tax Liability Account will be recorded by the Parent Company on the final outcome.

(n) MERC vide its Tariff Order dated 11th June, 2004, had directed the Parent Company to treat the investment in its Wind energy project as outside the Mumbai Licensed Area, consider a normative Debt-Equity ratio of 70:30 to fund the Parent Company's fresh capital investments effective 1st April, 2003 and had also allowed a normative interest charge @ 10% p.a. on the said normative debt. The change to the Clear Profit and Reasonable Return (consequent to the change in the Capital Base) as a result of the above mentioned directives for the period upto 31st March, 2004, has been adjusted by MERC from the Statutory Reserves along with the disputed Standby Charges referred to in Note 11 (m) above. Consequently, the effect of these adjustments would be made with the adjustments pertaining to the Standby Charges dispute as mentioned in Note 11 (m) above.

(o) MERC had issued an Order dated 3rd October, 2006 on the Annual Revenue Requirement (ARR) for the financial years 2004-05 and 2005-06 and the ARR and tariff petition for the financial year 2006-07. In the said Order, MERC has held, inter alia, that, (a) certain items recoverable from consumers but not billed (based on MERC tariff regulations / order) should be considered only in the year in which the billing takes place and (b) certain expenses claimed by the Parent Company as deductible from Clear Profits are not deductible. As a consequence, MERC has determined that on comparison of the Clear Profit with the Reasonable Return there is a net deficit of Rs.164.45 crores (including interest) for the years 2004-05 and 2005-06 (as against a surplus of Rs. 81.62 crores determined and accounted by the Parent Company) and the Order requires that the above deficit should be adjusted against the balance available in certain Statutory Reserves and Consumer Benefit Account aggregating to Rs. 226.00 crores. The Order also provides that the balance of Rs. 61.55 crores available in the Statutory Reserves and Consumer Benefit Account after the above adjustment be utilised towards Annual Revenue Requirement for 2006-07.

The Parent Company had, filed an appeal dated 14th November, 2006 with MERC seeking review of the Order and, MERC by its Order dated 22nd March, 2007 has disposed off the said review petition with certain observations and findings which have not been accepted by the Parent Company. The Parent Company is of the view, supported by legal opinion, that aforesaid Tariff Order of MERC can be successfully challenged and has, therefore, filed an appeal dated 4th May, 2007 with ATE and pending final outcome of this appeal, no adjustments have been made in the accounts for the year ended 31st March, 2007.

12. The tariff in respect of the Mumbai Licensed Area for the year ended 31st March, 2006 and the six months ended 30th September, 2006 is based on the Tariff Order dated 11th June, 2004 issued by MERC for the years 2003-04 and 2004-05. Pursuant to the Order dated 3rd October, 2006 [referred in Note 11(o) above], the Parent Company has revised electricity tariffs for all categories of consumers with effect from 1st October, 2006.

13. During the year the Parent Company has, based on the principles laid down under the (Terms and Conditions of Tariff) Regulation, 2005 notified by MERC and the basis of Tariff Order dated 3rd October, 2006 issued by it, determined in respect of its license area operations, a net surplus (i.e. excess of aggregate gain over Return on Equity entitlement) of Rs. 242.29 crores, arising mainly on account of reversal of provision for tax of Rs.181.74 crores in respect of earlier years. In accordance with the regulations, Rs. 223.94 crores has been considered as a rebate in tariffs to be passed on to consumers which has been reduced from revenue and accounted as a liability; Rs. 20.60 crores appropriated to a Special Reserve and an aggregate net deficit of Rs. 2.25 crores absorbed by the Parent Company. Further, any adjustments that may arise on annual performance review by MERC under the aforesaid tariff regulations, would be made after the completion of such review.

14. The Wage Agreement entered into by the Parent Company with the employees expired on 31st December, 2005 and a fresh Agreement is under negotiation. Pending finalisation of these negotiations, provision on an estimated basis for the year ended 31st March, 2007 has been made on this account and is included in item 1(a) of Schedule "2" and no separate allocation has been made towards the Parent Company's contribution to Provident and other Funds etc. included therein. Any adjustment necessary consequent on final determination of the liability pertaining to the period from 1st January, 2006 to 31st March, 2007 will be made in the year in which such negotiations are concluded.

15. The Parent Company has paid during the year monthly payments aggregating to Rs. 0.72 crore (*2005-06 – Rs.0.57 crore*) under the post retirement scheme to former Managing/Executive Directors.

16. During the previous year, the Parent Company has commissioned its new 120 MW thermal power unit at Jojobera, Jharkhand. The billing has been done on the basis of draft Power Purchase Agreement prepared jointly by the Parent Company and Tata Steel Limited, which is pending for signature on account of certain regulatory issues.

17. Cost of Fuel for the year ended 31st March, 2007, is net of Rs. 42.30 crores, on account of reversal of provision made in earlier years for levy of sales tax on fuel oil. Consequently, Revenue for the year ended 31st March, 2007, is net of Rs. 42.30 crores.



18. Secured Loans – Schedule "C"

Details of security are as under:

(i) In the case of the Parent Company the debentures and loans included in items (a) to (f) are secured by mortgages/charges on the land, moveable/immoveable properties, plant and licences of the Parent Company and a floating charge on its other assets (subject to prior charges created and to be created in favour of the Parent Company's bankers over the current assets), both present and future.

(ii) In the case of PTL, loans outstanding as at 31st March, 2007, aggregating to Rs.1,055.45 crores (*31st March, 2006 – Rs.980.00 crores*) included in items (b), (c), (d) and (f) are secured by a first ranking *pari-passu* charge on all of its tangible, intangible, moveable, fixed and current assets, rights, etc., both present and future.

(iii) In the case of NELCO, loans outstanding as at 31st March, 2007, aggregating to Rs. 35.07 crores is included in item (b).

(a) The cash credits are secured by hypothecation of all tangible moveable assets and a second charge on the fixed assets of the company.

(b) A term loan is secured by *pari-passu* first charge on the present and future fixed assets of the company. Another term loan is to be secured by *pari-passu* first charge on the present and future fixed assets of the company and first *pari-passu* charge along with consortium of banks for working capital facilities, on the receivables arising out of the lease rentals recoverable from installation of first 2000 VSAT's of Gilat, Israel on rental basis.

(iv) Lease finance – vehicle loans are secured by way of hypothecation of specific assets included in item (h).

(v) In the case of NDPL,

(a) The cash credits are secured by a third charge on receivables and first charge on stores and spares (not relating to plant and machinery) and a loan from a bank is secured by a second *pari-passu* charge on existing and future fixed assets of the company and third *pari -passu* charge over the receivables of the company.

(b) The loans from various Financial Institutions are secured by *pari -passu* charge on all the present and future moveable and immoveable assets, stores and spares, receivables, intangibles, rights etc. in the project documents, clearances, claims and demands of the company in any letter of credit/ guarantee etc., all insurance contracts/ proceeds and a charge on a Debt Service Reserve Account.

19. In the case of MPL, capital advances include Rs. 36.03 crores (*31st March, 2006 - Rs.32.44 crores*) being amounts paid to various District Authorities in the State of Jharkhand for acquiring land required for implementation of the project in the name of Damodar Valley Corporation (DVC). In terms of the Shareholders' Agreement (SHA) executed between DVC and the Parent Company, the money advanced by DVC for the land shall be treated as advance against equity in the books of MPL and at the option of the Parent Company shall either be:

(i) converted into equity of the company on the date of Financial Closure and interest as stated in SHA shall be paid by the company to DVC; or

(ii) repaid to DVC by the company along with interest as stated in SHA.

20. In respect of the contracts pertaining to the Transmission EPC and Strategic Electronics business of the Parent Company, disclosures required as per AS-7 (Revised) are as follows:

(a) Contract revenue recognised as revenue during the year Rs. 103.65 crores (*2005-06 - Rs. 227.46 crores*).

(b) In respect of contracts in progress –

(i) The aggregate amount of costs incurred and recognised profits upto 31st March, 2007- Rs. 218.43 crores (*31st March, 2006 - Rs.461.57 crores*).

(ii) Advances and progress payments received as at 31st March, 2007 - Rs. 45.19 crores (*31st March, 2006 - Rs.22.04 crores*).

(iii) Retention money included as at 31st March, 2007 in Sundry Debtors - Rs. 15.45 crores (*31st March, 2006 - Rs.10.26 crores*).

(c) Gross amount due to customers for contract work as a liability as at 31st March, 2007 - Rs. Nil (*31st March, 2006 - Rs.36.60 crores*).

Further cost of materials and erection charges for Transmission EPC and Strategic Electronics business comprises of:

		Rs. crores
		2005-06
Material Cost	60.70	*147.77*
Sub-Contracting charges	19.55	*62.90*
Labour charges	11.19	*6.25*
	91.44	*216.92*

21. In the case of TSL, pursuant to the Scheme of Arrangement, as approved by the Hon'ble High Court of Bombay vide order dated 3rd March, 2006, for the demerger and vesting of the VSAT Commercial division of Tata Services Limited with the company,

and in terms of the approval dated 1st March, 2007 of the Department of Telecommunications of Government of India for the transfer of Commercial CUG VSAT Licence, the business of the VSAT Commercial division along with its assets and liabilities were transferred to and vested in the company with effect from 1st April, 2005 (the appointed date). The Scheme has accordingly been given effect to in these accounts.

This scheme of arrangement has been accounted for under the purchase method as prescribed by Accounting Standard 14 (AS-14) issued by The Institute of Chartered Accountants of India. The assets and the liabilities are recorded at their book values and the purchase consideration of Rs. 0.56 crore payable to Tata Services Limited has been accordingly accounted for.

Tata Services Limited continued to carry on the operations of the VSAT Commercial division in the capacity of a trustee for the period from 1.4.2005 to 28.2.2007 and the figures have been incorporated on the basis of the audited statements of the division as furnished by Tata Services Limited. The Profit & Loss Account for the current year includes the income and expenses of the acquired division for the full year i.e. 1.4.2006 to 31.3.2007. The net loss of the division for the period of 1.4.2005 to 31.3.2006 of Rs.0.16 crore has been accounted as 'Adjustment pursuant to the Scheme of Arrangement' in the Profit & Loss Account. Consequently, the figures are not comparable to those of the previous year.

22. In the case of PTL, the company has set aside an amount of Rs. 2.00 crores as 'Self Insurance Reserve' to be used for the purpose of future losses which may arise from uninsured risks or as determined by the Board.

23. Consequent to Minimum Alternate Tax (MAT) being applicable to the Parent Company, tax provision for the year has been made by applying the provisions of Section 115JB of the Income-tax Act, 1961.

24. (a) The aggregate deferred tax liability (net) accounted for by the Parent Company is Rs. 325.51 crores (*Rs.308.67 crores as at 31st March, 2006*).

(b) In respect of the non licensed area and adjustments [other than as mentioned in paragraph 24(c) below] relating to licensed business of the Parent Company, the aggregate deferred tax liability (net) amounts to Rs. 5.70 crores (*assets of Rs.16.15 crores as at 31st March, 2006*).

(c) In respect of the Licensed Business of the Parent Company, in terms of the Government of Maharashtra approvals, on the difference between the written down value of fixed assets (including foreign exchange fluctuations on approved borrowings) as per the books of account and the Income-tax Act, 1961, deferred tax liability was being set up by a special appropriation to the Deferred Tax Liability Fund. In terms of the approvals, the amounts credited to the Fund are invested and permitted to be utilised, only subject to certain conditions, currently not arisen.

Any resultant excess of the aggregate of the Deferred Tax Liability Fund and Deferred Tax Liability recognised, currently estimated at Rs. 76.04 crores (*Rs.71.03 crores as at 31st March, 2006*) will be accounted for on determination of the matter stated in Note 11(m).

(d) In the case of NDPL, the company is eligible and has decided to avail the tax benefit under Section 80IA of the Income-tax Act, 1961, starting from the current year whereby the company will be entitled to a tax holiday for 10 years. Consequent to this decision, deferred tax liabilities amounting to Rs.19.55 crores (the Group's share being Rs.9.58 crores) which are to reverse during the tax holiday period have been reversed during the year. The remaining balance of the deferred tax liabilities as on 31st March, 2007 will be reversed after the expiry of tax holiday period.

(e) In the case of TSL, the Deferred Tax Liability as at the end of the year represents the liability taken over as at the Appointed Date pursuant to the scheme of arrangement as detailed in Note 21 above and comprises of the liability arising out of differences between the Book and Income-tax Depreciation. The company is yet to compute and file the Revised Income-tax Returns to give effect to the acquisition as per the scheme of arrangement. In view of the above, no adjustments have been made for changes in the Deferred Tax Liabilities / Assets of the company.

(f) In the case of NELCO, Deferred Tax Assets on account of carried forward tax losses and unabsorbed depreciation have been recognised in the books to the extent the management is of the opinion that there is virtual certainty that sufficient future taxable income will be available against which such deferred tax assets can be realised.

(g) Deferred Tax Liability/ (Asset) [Net] as at 31st March, 2007 comprises of:

Rs. crores

				2005-2006	
Deferred Tax Liability:					
Arising on account of timing differences in:					
Depreciation			394.71		*376.25*
Less: Balance in Deferred Tax Liability Fund		395.85		*395.85*	
Less: Reversal of deferred tax liability, not adjusted		76.04	319.81	*71.03*	*324.82*
Others			1.76		*2.71*
	(A)		**76.66**		***54.14***


TATA

			Rs. crores
			2005-2006
Deferred Tax Assets:			
Arising on account of timing differences in:			
Provision for doubtful debts and advances		10.81	*12.57*
Provision for tax, duty, cess, fee		10.21	*9.90*
Provision for gratuity and leave encashment		38.42	*32.00*
Unabsorbed depreciation and carry forward losses		9.27	*9.46*
Others		5.81	*9.85*
	(B)	**74.52**	***73.78***
Net Deferred Tax Liability / (Asset)	**(A) - (B)**	**2.14**	***(19.64)***
Share of Joint Ventures - Liability		**43.68**	***53.26***
Net Deferred Tax Liability incl. Joint Ventures		**45.82**	***33.62***

25. In the case of NDPL, for confirmation/ reconciliation of account balances:

(a) The amounts payable to / recoverable from Delhi Transco Limited (DTL) and Delhi Power Supply Company Limited (DPCL) are subject to confirmation pending resolution of certain issues concerning valuation of liabilities in respect of valuation of loans to personnel [*See Note 26(a)*].

(b) The billing on customers is done on a standalone computerised billing system. Revenue accounting in the books of account are done on the basis of reports generated from this system. Even though the current year's transactions in the computerised billing system materially reflect the transactions in the books of account, the receivables (including classification thereof) in the books of account are under reconciliation with the customer's accounts in the billing system.

26. In the case of NDPL, issues relating to opening Balance Sheet under the Transfer Scheme: Part II to Schedule "F" of the Transfer Scheme dated 20th November, 2001 notified by the Government of Delhi, provided an opening Balance Sheet as on 1st July, 2002. The value of stores and spares and loans to personnel were to be adjusted to reflect the actual book value as on the date of transfer and the difference between the actual value to be certified by independent valuers and the amounts appearing in the opening Balance Sheet were to be adjusted against the current liability to Holding Company appearing in the opening Balance Sheet.

(a) Loans to Personnel:

Against Rs. 6.00 crores (the Group's share being Rs. 2.94 crores) provided in the opening Balance Sheet towards loans to personnel, the independent valuers formerly appointed by the company and DPCL had ascertained a sum of Rs. 1.17 crores (the Group's share being Rs. 0.57 crore) as loans to personnel outstanding as on 1st July, 2002 as per the revised report submitted in April, 2004. During the year 2005-06 DPCL had appointed second independent valuer to reascertain the amount of Loans to personnel as on 1st July, 2002 which submitted its report to DPCL. After reconciling both the reports, DPCL has ascertained the final valuation of loans to personnel at Rs.1.70 crores (the Group's share being Rs. 0.83 crore). The company is in the process of examining the valuation as ascertained by DPCL to arrive at the final amount of loans to personnel. Pending this, loans to personnel is reflected on the basis of the first report of April, 2004 at Rs. 1.17 crores (the Group's share being Rs. 0.57 crore).

(b) Opening Stores:

The opening stores were valued by the independent valuers on the basis of total stores and spares lying in various stores of erstwhile Delhi Vidyut Board (DVB).

The quantity and its corresponding value were to be subsequently divided amongst the three distribution companies after adjusting the share taken by Delhi Transco Limited (DTL). The Company has paid an amount equivalent to its 1/3rd share in the stores and spares to DPCL after adjusting amounts recoverable from DTL.

27. In the case of NDPL, Income recoverable from/adjustable in future tariffs:

(a) As per the Policy Directions issued by the GNCTD governing the transfer of business of erstwhile DVB to the company, the DERC determines the Retail Supply Tariff (RST) chargeable by the company to consumers and Bulk Supply Tariff (BST) payable by the company to Delhi Transco Limited for Power Purchase, in a manner that the company recovers its prudently incurred expenses and earns an assured Return of 16% p.a. on Equity and free Reserves.

(b) As per the Policy Directions, the company needs to achieve certain yearly AT&C Loss reduction targets in order to earn an assured Return of 16% p.a. on Equity. In the event of over achievement of AT&C loss reduction targets, the company is entitled to retain portion of such additional revenue realised which is in addition to the assured Return of 16% p.a. on Equity. The DERC is entitled to utilise the balance additional revenue from over achievement for tariff determination for the future years.

(c) The company has over achieved its AT&C Loss reduction target for the year ended 31st March, 2007, and has generated additional revenues of Rs.207.77 crores (the Group's share being Rs.101.81 crores) included in the total income. The company is entitled to retain an estimated amount of Rs.72.39 crores (the Group's share being Rs.35.47 crores) out of such additional revenues as its share of over achievement. After adjusting for the 5% Discom's discount allowed to domestic consumers during the year and the average tariff truing of Rs.20.99 crores (the Group's share being Rs.10.29 crores), balance amount of Rs.114.39 crores (the Group's share being Rs.56.05 crores), has been provided as a liability in the current year towards utilisation of this revenue for tariff determination in future years.

As and when the said amount is adjusted for tariff determination in future year(s), credits shall be taken to the Profit and Loss Account of those years.

(d) In respect of certain expenses incurred during the year over and above or not included in the tariff calculation for the year, the income arising from this claim shall be recognised as and when the DERC considers them in the Tariff determination, by way of a truing up.

(e) The company had filed an appeal before Appellate Tribunal of Electricity (ATE) against the DERC's Tariff Orders for the FY 2002-03, FY 2003-04 and FY 2004-05 in respect of the rate of depreciation of 3.75% p.a. allowed by DERC for Tariff Determination as against the company's claim of 6.69% p.a. The ATE upheld the Company's claim. DERC appealed against the ATE Order before the Hon'ble Supreme Court. The Hon'ble Supreme Court in its Order dated 15th February, 2007 dismissed the appeal of the DERC upholding the Tribunal's Order.

DERC is yet to work out the impact of the Hon'ble Supreme Court's Order and the same shall be recognised as and when the DERC implements the Order.

28. In the case of NDPL, as per provisions of Section 47(4) of the Electricity Supply Act, 2003, interest on consumer security deposit at the bank rate is payable as and when the DERC notify the same. DERC vide its letter dated 23rd April, 2007, has notified that payment of interest on consumer security deposit be made applicable from FY 2007-08. Hence no interest on security deposit has been provided for the year.

29. Disclosure as required by Accounting Standard 18 (AS-18) "Related Party Disclosures" issued by The Institute of Chartered Accountants of India are as follows:

Names of the related parties and description of relationship:

(a) Related parties where control exists:

(i) Associates (where transactions have taken place during the year)	Panatone Finvest Ltd. Rujuvalika Investments Ltd. Tata Ceramics Ltd. Tata Projects Ltd. Yashmun Engineers Ltd. Tata BP Solar India Ltd. Vantech Investments Ltd. Nelito Systems Ltd.
(ii) Promoters holding together with its Subsidiary is more than 20%	Tata Sons Ltd.
(b) Key Management Personnel	S. Ramakrishnan A. J. Engineer (upto 31st December, 2006) Prasad R. Menon (w.e.f. 16th October, 2006) G. F. Grove-White (w.e.f. 30th October, 2006) A. K. Sardana (w.e.f. 1st March, 2007)



(c) Details of transactions:

Rs. crores

	Associates	Key Management Personnel	Promoters
Purchases of goods	4.07	—	—
	0.63	—	—
Sale of goods and scrap	0.05	—	—
	13.49	—	—
Purchase of fixed assets	50.00	—	—
	5.37	—	—
Sale of fixed assets	—	—	—
	—	*0.06*	—
Rendering of services	0.10	—	—
	0.12	—	—
Receiving of services	3.92	—	0.49
	33.22	—	*2.45*
Sale of Division	—	—	—
	80.21	—	—
Transactions of the sold Division entered on behalf, pending legal formalities (net)	—	—	—
	18.51	—	—
Management contracts	—	—	13.21
	—	—	*12.60*
Remuneration paid	—	3.47	—
	—	*1.53*	—
Interest received	2.47	—	—
	2.09	*	—
Dividend received	9.06	—	3.69
	3.30	—	*3.97*
Dividend paid	—	—	48.35
	—	—	*42.66*
Guarantee Commission paid	—	—	—
	—	—	*0.11*
Provision for Doubtful Debts provided during the year	0.05	—	—
	0.05	—	—
Deposits given	—	—	—
	124.90	—	—
Refunds towards deposits given	—	—	—
	40.00	—	—
@ (Reduction in Face Value of Equity Shares of Tata Ceramics Ltd. from Rs.10 to Rs.2 consequent to restructuring)	—	—	—
	@	—	—
Purchase of Debentures	84.38	—	—
	—	—	—
Conversion of Debentures into Equity	56.25	—	—
	—	—	—
Loans repaid	—	0.01	—
	—	*0.16*	—
Balances outstanding			
Deposits given (including interest accrued)	1.27	—	—
	125.24	—	—
Deposit provided for as Doubtful Advances	1.27	—	—
	1.27	—	—
Other receivables	39.64	—	—
	98.75	—	—
Loans given	—	0.21	—
	—	—	—
Other payables	0.23	—	12.50
	0.86	*0.56*	*12.76*
Guarantees and collaterals outstanding	500.00	—	—
	500.00	—	—

Note: Previous year's figures are in italics.

(d) Details of material related party transactions [included under (c) above]

Rs. crores

Particulars	Associates				
	Tata BP Solar India Ltd.	NELCO Ltd.	Panatone Finvest Ltd.	Tata Projects Ltd.	Yashmun Engineers Ltd.
Purchase of Goods	—	—	—	3.02	0.99
	—	—	—	—	—
Sale of Goods	—	—	—	—	—
	—	—	—	*13.49*	—
Purchase of fixed assets	—	—	—	—	0.88
	—	*2.54*	—	—	*2.28*
Receiving of services	—	—	—	1.49	2.41
	—	*1.39*	—	*29.92*	*1.81*
Sale of Division	—	—	—	—	—
	—	—	—	*80.21*	—
Transactions of the sold Division entered on behalf, pending legal formalities (net)	—	—	—	—	—
	—	—	—	*18.51*	—
Purchase of Debentures	—	—	—	84.38	—
	—	—	—	—	—
Conversion of Debentures into Equity	—	—	—	56.25	—
	—	—	—	—	—
Interest received	—	—	—	2.47	—
	—	—	*1.96*	—	—
Dividend received	3.56	—	5.00	0.48	—
	3.12	—	—	—	—
Deposits given	—	—	—	—	—
	—	—	*124.90*	—	—
Refund towards Deposits given	—	—	—	—	—
	—	—	*40.00*	—	—

Note: Previous year's figures are in italics.

30. (i) Derivative Instruments :

The Parent Company has entered into Swaps (being a derivative instrument), which are not intended for trading or speculative purposes but for hedge purposes, to establish the amount of reporting currency required or available at the settlement date of certain payables and receivables.

The following are the outstanding Swaps, entered into by the Parent Company, as on 31st March, 2007 :

	Foreign Currency (in Millions)	Rs. crores	*2005-06* *Foreign Currency (in Millions)*	*Rs. crores*
Euro Notes - Swaps	USD 61.00	292.64	*USD 109.05*	*520.94*

(ii) The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below :

	Foreign Currency (in Millions)	Rs. crores	*2005-06* Foreign Currency (in Millions)	*2005-06* Rs. crores
(a) Amounts receivable in foreign currency on account of the following :				
(i) Export of goods................	USD 12.33	53.24	*USD 17.01*	*75.60*
	BD TAKA 82.86	5.24	*BD TAKA 84.37*	*5.31*
(ii) Deposits receivable.........	USD 204.95	884.79	*USD 199.12*	*885.10*
(iii) Interest receivable...........	USD 1.60	6.93	*USD 6.08*	*27.03*
(b) Amounts payable in foreign currency on account of the following :				
(i) Import of goods and services	USD 22.48	98.40	*USD 20.32*	*91.15*
	Euro 0.05	0.30	*Euro 0.60*	*3.29*
	GBP *	*	*GBP 0.27*	*1.93*
	AUS $ 0.15	0.53	*AUS $ 0.02*	*0.06*
	CHF 0.01	0.04	-	-
	JPY 0.06	*	-	-
	SEK *	*	-	-
	BD TAKA 53.13	3.36	-	-
(ii) Capital Imports	Euro 1.23	7.22	*Euro 1.43*	*7.81*
	USD 0.27	1.19	-	-
	CHF 0.02	0.07	-	-
	GBP *	0.01	-	-
	JPY 44.55#	1.66	-	-
(iii) Interest payable................	USD 1.56	6.81	*USD 1.53*	*6.88*
(iv) Loans payable..................	USD 385.56	1,713.27	*USD 386.31*	*1,732.97*
(v) Premium payable on borrowings........................	USD 31.47	137.74	*USD 31.47*	*141.16*

Advance paid towards Capital Imports.

31. Disclosures as required by Accounting Standard 29 (AS-29) "Provisions, Contingent Liabilities and Contingent Assets" issued by ICAI in respect of provisions as at 31st March, 2006, are as follows:

Rs. crores

Particulars	Opening Balance	Provision during the year	Payments/ Adjust-ments made during the year	Reversal made during the year	Closing Balance
Provision for Warranties	3.51	2.55	(0.98)	(0.92)	4.16
	3.55#	*2.36*	*(0.44)*	*(1.96)*	*3.51*
Provision for Premium on Redemption of FCCB..	141.16	—	—	(3.42)**	137.74
	138.40	*2.76***	—	—	*141.16*
Provision for Premium on Redemption of Debentures	134.70	—	—	—	134.70
	134.70	—	—	—	*134.70*
Provision for Contingencies...........................	—	—	—	—	—
	30.00	—	—	*(30.00)*	—
Provision for future foreseeable losses on contracts etc.	3.77	0.56	—	—	4.33
	—	*3.77*	—	—	*3.77*

Note : Previous year's figures are in italics.

includes Rs.0.83 crore being provision pertaining to NELCO as at 31st December, 2005.

** On account of exchange loss / (gain).

32. Earnings per share :

			2005-2006
(a)	Profit after taxes, statutory appropriations, minority interest and share of associates (Rs. crores)	736.78	*712.11*
(b)	The weighted average number of Equity Shares for Basic EPS (Nos.)	19,80,88,114	*19,80,88,114*
(c)	The nominal value per Equity Share (Rupees)	10.00	*10.00*
(d)	Basic Earnings Per Share (Rupees)	37.19	*35.95*
(e)	Profit after taxes, statutory appropriations, minority interest and share of associates for Basic EPS (Rs. crores)	736.78	*712.11*
	Add : Interest Payable on FCCB (Rs. crores)	8.95	*6.67*
(f)	Profit after taxes, statutory appropriations, minority interest and share of associates for Diluted EPS (Rs. crores)	745.73	*718.78*
(g)	The weighted average number of Equity Shares for Basic EPS (Nos.)	19,80,88,114	*19,80,88,114*
	Add : Effect of potential Equity Shares on conversion of FCCB (Nos.)	1,46,83,930	*1,46,83,930*
(h)	The weighted average number of Equity Shares for Diluted EPS (Nos.)	21,27,72,044	*21,27,72,044*
(i)	Diluted Earnings Per Share (Rupees)	35.05	*33.78*

Rs. crores

			2005-2006
33. (a) (i)	Managerial Remuneration for Directors	@4.65	*@1.71*
	The above is inclusive of :		
	(a) Estimated value of benefits in cash or in kind provided to Whole-time Directors	0.94	*0.54*
	(b) Contribution to Provident and other Funds	0.10	*0.10*
	(c) Commission to Directors	3.06	*0.93*
	(d) Ex-gratia payment	Nil	*0.04*
(ii)	Directors' Sitting Fees	0.12	*0.09*

@ Includes Rs. 0.96 crore (*31st March, 2006 – Rs. 0.12 crore*) which is subject to the approval of members in the forthcoming Annual General Meeting.

(b) Managerial Remuneration shown above is net of :

Rs. 0.91 crore (*31st March, 2006 – Rs. 0.27 crore*) being short/(reversal) of provision for commission relating to the previous year.

(c) Managerial Remuneration shown above is exclusive of :

Rs. crores

			2005-2006
(i)	Fees as Technical Advisor to a Non Whole-time Director	0.21	*0.21*
(ii)	Salary to an Ex-Managing Director in the capacity of an Advisor ...	Nil	*0.20*

34. Segment Information :

(a) Primary Segment Information :

Rs. crores

	Power	Others	Eliminations	Total
REVENUE				
External Revenue	6,177.03	300.24	—	6,477.27
	5,328.49	*311.79*	—	*5,640.28*
Inter-segment Revenue	1.25	—	(1.25)	—
	2.63	*1.66*	*(4.29)*	—
Total Revenue	6,178.28	300.24	(1.25)	6,477.27
	5,331.12	*313.45*	*(4.29)*	*5,640.28*
RESULT				
Total Segment Results	674.07	25.87	—	699.94
	728.20	*16.02*	—	*744.22*



Rs. crores

	Power	Others	Elimin-ations	Total
Interest Expense				(276.07)
				(163.82)
Unallocable Income net of unallocable expense				236.24
				225.30
Income Taxes				99.05
				(168.69)
Profit after Tax before share of associates				**759.16**
				637.01
Share of Profit/(Loss) of associates				19.54
				110.20
Profit after Tax after share of Profit/(Loss) of associates before minority interest				**778.70**
				747.21
OTHER INFORMATION				
Segment Assets	8,601.29	480.68	—	9,081.97
	6,966.84	*587.48*	—	*7,554.32*
Unallocated Assets				4,713.91
				4,231.82
Total Assets				**13,795.88**
				11,786.14
Segment Liabilities	1,640.47	163.52	—	1,803.99
	1,063.45	*137.72*	—	*1,201.17*
Unallocated Liabilities				5,798.40
				4,964.19
Total Liabilities				**7,602.39**
				6,165.36
Capital Expenditure	1,220.66	24.17	—	1,244.83
	1,227.94	*31.58*	—	*1,259.52*
Non-cash Expenses other than Depreciation/Amortisation	27.46	7.51	—	34.97
	65.42	*5.36*	—	*70.78*
Depreciation/Amortisation (to the extent allocable to segment)	403.61	9.57	—	413.18
	328.55	*15.80*	—	*344.35*

(i) Types of products and services in each business segment :
Power – Generation, Transmission, Distribution and Trading of Electricity.
Others – Electronics, Project Consultancy etc.

(ii) Segment revenue comprises of :

Rs. crores

		2005-2006
(a) Revenue	6,475.64	*5,621.26*
(b) Net adjustments in respect of Previous Years	1.63	*19.02*
	6,477.27	*5,640.28*

(b) Secondary Segment Information :

The export turnover of the Group being 0.95% (*2005-06 - 0.73%*) of the total turnover, there are no reportable geographical segments.

35. Previous year's figures have been restated, wherever necessary, to conform to this year's classification. Figures are rounded off to nearest lakh. Figures below Rs. 50,000 are denoted by '*'.

Gist of the Financial Performance for the year 2006-07 of the Subsidiary Companies

(Rs. crores)

	Name of the Subsidiary	NELCO Ltd. @	Chemical Terminal Trombay Ltd.	Af-Taab Investment Company Ltd.	Tata Power Trading Co. Ltd.	Tatanet Services Ltd.	Maithon Power Ltd.	Powerlinks Transmission Ltd.
1.	Capital	22.82	2.11	13.39	20.00	0.06	9.92	468.00
2.	Reserves and Surplus	—	36.04	90.79	4.00	—	—	10.57
3.	Total Assets (Fixed Assets + Current Assets + Deferred Tax Asset + Miscellaneous Expenditure)	169.65	17.84	51.81	27.14	18.90	60.60	1,504.27
4.	Total Liabilities (Debts + Current Liabilities + Deferred Tax Liability)	154.47	3.38	74.42	23.72	19.02	50.68	1,140.79
5.	Investment (except in case of investment in subsidiary co.)	4.85	23.69	126.79	20.58	—	—	115.09
6.	Accumulated Losses	2.79	—	—	—	0.18	—	—
7.	Turnover	137.17	12.09	55.72	603.76	14.84	—	138.46
8.	Profit before taxation	12.78	3.05	36.77	5.37	(0.02)	—	23.95
9.	Provision for taxation	0.99	0.52	3.98	1.54	—	—	3.38
10.	Profit after taxation	11.79	2.53	32.79	3.83	(0.02)	—	20.57
11.	Proposed dividend	—	1.69	—	—	—	—	—

@ Figures for NELCO Ltd. are unaudited

Please refer to consolidated financial statement and notes appearing thereon.

Awards and recognition


S FOR




Anniversary

- Power Line's Expert Choice Award as the **Most Admired Organisation** in the Private/Joint sector.
- Gold Shield by ICAI for **Excellence in Financial Reporting** in the Infrastructure and Construction sector.
- The SAFA (South Asian Federation of Accountants) Merit Award for **Excellence in Financial Reporting** in the Manufacturing sector.
- Rajiv Gandhi National **commendation certificate** in large scale Manufacturing Industry-Industrial sector for Jojobera division.
- Greentech Platinum Award for **Environmental Management** for Jojobera division.
- Greentech Platinum award for safety for Jojobera division CIO 100 Award for **path breaking IT initiatives** by India's top 100 companies.
- Gold Shield for **outstanding performance** in 2005-06 for Trombay Unit 7 Combined Cycle Power Plant.
- Amity Corporate Excellence Award as one of the **best and most admired business organisations** with unparalleled performance.

Social responsibility initiatives


I WILL,
MUMBAI WILL.





Social

A joint **Energy Conservation Awareness Campaign** – 'I Will, Mumbai Will' was launched by Tata Power, REL and BEST to refresh and reinforce the spirit of wastage elimination, efficiency improvement and cost reduction in the usage of electricity. Extensive print, radio and outdoor campaigns were followed by ground activity at malls, corporates, traffic signals, mobile houses and utility payment centres.

The Company continued its emphasis on CSR activities by **developing infrastructure** for education, sanitation, accessibility at remote areas, and providing drinking water schemes.

Regular medical check-ups were carried out and medicines provided to needy persons at the Company's health centres. A number of eye camps, blood donation camps and health awareness programmes were organised at different locations.

Under AARTI, the **Smokeless Chula Programme** continued with 1,200 chullahs provided so far. Besides, a number of training programmes were carried out for developing self-employment opportunities among the rural population.

The Company has been organising the **Jan Jagruti Abhiyan** since the last four years that educates people about electrical safety, thus helping in reducing line tripping and electrical accidents under overhead lines.







Environment

During the year, **more than 2,700 saplings were planted** in and around the Belgaum plant and customer premises.

A **rain harvesting scheme** was implemented at the government school in Shindholi village, Belgaum, Karnataka.

Over **10 lakh saplings** were planted in the hydro lake catchments area.

Over **one lakh Mahseer fingerlings** were raised in the Company's hatchery at Lonavla.

In Belgaum, in-house facilities were established in association with The Energy Research Institute (TERI) for **treating oily waste in an environment-friendly** manner using bio-remediation process.

Other energy conservation initiatives taken up by the Company are:

- Consistent control in its auxiliary power consumption at all its generation units at Trombay, Hydros, Jojobera and Belgaum.
- Reduction in transformer core losses by switching off under utilized transformer at the Belgaum plant during stand-by period.
- Detailed energy audit of the Trombay Thermal Power Station by the Central Power Research Institute.
- Usage of variable speed drives for heater drip pumps of Unit 5 and Unit 6 resulting in savings of 2 MUs per annum.

Establishing a pan-India presence


THERMAL POWER
HYDRO POWER
WIND POWER
TRANSMISSION BUSINESS
DISTRIBUTION BUSINESS
SED
Delhi
Bhutan
Jojobera
Trombay
Mumbai
Khopoli
Bhivpuri
Bhira
Pune
Ahmednagar
Khandke
Bramanvel
Belgaum
Bangalore

∘ Mumbai License Area : (Trombay - 1,350 MW + Hydro - 447 MW)	1,797 MW
∘ Jojobera, Jharkhand :	428 MW
∘ Belgaum, Karnataka :	81 MW
∘ Ahmednagar, Maharashtra :	17 MW
∘ Khandke, Maharashtra :	37.6 MW
∘ Bramanvel, Maharashtra :	7.5 MW
Total :	2,368 MW
∘ North Delhi (Distribution) :	850 MW
∘ Tala Transmission :	1,200 KM

Graphical representation. Not to scale.

TATA POWER

The Tata Power Company Limited

Bombay House 24 Homi Mody Street Mumbai 400 001

Call our TOLL FREE investor Helpline for any shareholder information at 1800-22-8775







Notice

The EIGHTY-EIGHTH ANNUAL GENERAL MEETING of THE TATA POWER COMPANY LIMITED will be held on Wednesday, the 8th day of August 2007 at 3 p.m. at Birla Matushri Sabhagar, Sir Vithaldas Thackersey Marg, 19, New Marine Lines, Mumbai 400 020, to transact the following business :-

1. To receive, consider and adopt the Audited Profit and Loss Account for the year ended 31st March 2007 and the Balance Sheet as at that date together with the Reports of the Directors and the Auditors thereon.

2. To declare a dividend on Equity Shares.

3. To appoint a Director in place of Mr R K Misra, who retires by rotation and is eligible for re-appointment.

4. To appoint a Director in place of Mr A J Engineer, who retires by rotation and is eligible for re-appointment.

5. **Appointment of Mr N H Mirza as Director**

   To appoint a Director in place of Mr N H Mirza, who was appointed as an Additional Director of the Company with effect from 29th September 2006 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

6. **Appointment of Mr P R Menon as Director**

   To appoint a Director in place of Mr P R Menon, who was appointed as an Additional Director of the Company with effect from 16th October 2006 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

7. **Appointment of Mr P R Menon as Managing Director**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act,

1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the appointment and terms of remuneration of Mr P R Menon as the Managing Director of the Company for the period from 16th October 2006 to 31st January 2011, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Menon."

8. **Appointment of Mr G F Grove-White as Director**

   To appoint a Director in place of Mr G F Grove-White, who was appointed as an Additional Director of the Company with effect from 30th October 2006 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

9. **Appointment of Mr G F Grove-White as Executive Director and Chief Operating Officer**

   To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

   "RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the appointment and terms of remuneration of Mr G F Grove-White as the Executive Director and Chief Operating Officer of the Company for the period from 30th October 2006 to 29th October 2010, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Grove-White."

10. **Appointment of Mr A K Sardana as Director**

    To appoint a Director in place of Mr A K Sardana, who was appointed as an Additional Director of the Company with effect from 1st March 2007 by the Board of Directors and who holds office upto the date of the forthcoming Annual General Meeting of the Company under Section 260 of the Companies Act, 1956 (the Act) but who is eligible for appointment and in respect of whom the Company has received a notice in writing under Section 257 of the Act from a member proposing his candidature for the office of Director.

11. **Appointment of Mr A K Sardana as Executive Director**

    To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

    "RESOLVED that pursuant to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 (the Act), as amended or re-enacted from time to time, read with Schedule XIII to the Act, the Company hereby approves of the appointment and terms of remuneration of Mr A K Sardana as the Executive Director of the Company for the period from 1st March 2007 to 29th February 2012, upon the terms and conditions set out in the Explanatory Statement annexed to the Notice convening this meeting, including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year, with liberty to the Directors to alter and vary the terms and conditions of the said appointment in such manner as may be agreed to between the Directors and Mr Sardana."



12. **Revision in terms of remuneration of Mr S Ramakrishnan, Executive Director**

To consider and, if thought fit, to pass with or without modification, the following resolution as an Ordinary Resolution :-

"RESOLVED that in partial modification of Resolution No.7 passed at the Annual General Meeting of the Company held on 4th August 2005 for the appointment and terms of remuneration of Mr S Ramakrishnan, Executive Director of the Company and in partial modification of Resolution No.6 passed at the Annual General Meeting held on 1st August 2006 revising the terms of remuneration of Mr Ramakrishnan and in accordance with the provisions of Sections 198, 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 (the Act) read with Schedule XIII to the Act, the Company hereby approves of the change in the maximum amount of salary payable to Mr Ramakrishnan (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the tenure of his appointment) with authority to the Board of Directors to fix his salary within such maximum amount, increasing thereby, proportionately, all benefits related to the quantum of salary, with effect from 1st April 2007 for the remainder of the tenure of his contract as set out in the Explanatory Statement annexed to the Notice convening this meeting."

13. **Change in place of keeping Registers and Records**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that in supersession of Special Resolution Nos. 7, 9 and 9 passed at the Annual General Meetings of the Company held on 24th September 1985, 18th September 1986 and 5th September 1991 respectively, and pursuant to Section 163 and other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof for the time being in force) (the Act), the Company hereby approves that the Registers and Indexes of Members and Debentureholders and copies of all Annual Returns prepared under Section 159 of the Act, together with the copies of certificates and documents required to be annexed thereto under Section 161 of the Act or any one or more of them, be kept at the Registered Office of the Company and/or at the offices of TSR Darashaw Limited, Registrars and Share Transfer Agents of the Company, at 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E Moses Road, Mahalaxmi, Mumbai 400 011 and/or Pooja Apartments, Ground Floor, Near Vitrum Glass Factory, L B S Marg, Vikhroli (W), Mumbai 400 079."

14. **Alteration of the Articles of Association of the Company**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to Section 31 and all other applicable provisions, if any, of the Companies Act, 1956, the Articles of Association of the Company be altered in the following manner:

Substitute Article 179 as under :

'Every deed or other instrument to which the Seal of the Company is required to be affixed shall be signed by (a) two Directors, or (b) one Director and the Secretary or (c) one Director and such other authorised person, as the Board or a duly constituted Committee thereof may appoint for the purpose; provided nevertheless that certificates of debentures may be signed by one Director only or by an attorney of the Company duly authorised in this behalf and certificates of shares shall be signed as provided in Article 26(a).'"

15. **Appointment of Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that Messrs. Deloitte Haskins & Sells, Chartered Accountants, the retiring Auditors of the Company, be and are hereby re-appointed as Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the accounts of the Company at Mumbai and the Divisions for the financial year 2007-08, on such remuneration as may be mutually agreed upon between the Board of Directors of the Company and the Auditors plus reimbursement of service tax, travelling and out-of-pocket expenses."

16. **Appointment of Branch Auditors**

To consider and, if thought fit, to pass with or without modification, the following resolution as a Special Resolution :-

"RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Hoda Vasi Chowdhury & Co., Bangladesh, the retiring Branch Auditors of the Bangladesh Branch of the Company, be and are hereby re-appointed as the Branch Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and to examine and audit the books of account of the Branch Office of the Company located at Bangladesh for the financial year 2007-08 on such remuneration as may be mutually agreed upon between the Board of Directors of the Company and the Branch Auditors plus reimbursement of service tax, travelling and out-of-pocket expenses.

FURTHER RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, the Board of Directors of the Company be and is hereby authorised to appoint as Branch Auditors of any branch office which may be opened hereafter in India or abroad in consultation with the Company's Auditors, any person qualified to act as Branch Auditor within the provisions of the said Section 228 and to fix their remuneration."

NOTES: (a) The relative Explanatory Statement pursuant to Section 173 of the Companies Act, 1956 (the Act), in regard to the business as set out in Item Nos. 5 to 16 above and the relevant details in respect of Item Nos. 3 to 6, 8 and 10 pursuant to Clause 49 of the Listing Agreements with the Stock Exchanges, are annexed hereto.

(b) A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

(c) The Register of Members and the Transfer Books of the Company will remain closed from 19th July 2007 to 8th August 2007, both days inclusive.

(d) Dividend, if declared, will be paid on or after 10th August 2007 to those Members whose names appear on the Company's Register of Members on 8th August 2007. In respect of shares held in electronic form, the dividend will be payable to those who are the beneficial owners of shares after close of business hours on 18th July 2007, as per details furnished by National Securities Depository Limited and Central Depository Services (India) Limited.

(e) Members are requested to notify immediately any change in their addresses and/or the Bank Mandate details to the Company's Registrars and Share Transfer Agents for shares held in physical form and to their respective Depository Participants for shares held in electronic form.

(f) Members holding shares in electronic form may please note that their bank details as furnished by the respective Depositories to the Company will be considered for remittance of dividend as per the applicable regulations of the Depositories and the Company will not entertain any direct request from such Members for change/deletion in such bank details. Further, instructions, if any, already given by them in respect of shares held in physical form, will not be automatically applicable to the dividend paid on shares held in electronic form. Members may, therefore, give instructions regarding bank accounts in which they wish to receive dividend to their Depository Participants.

(g) Pursuant to Section 205 of the Act, all unclaimed/unpaid dividends upto the financial year ended 31st March 1996 have been transferred to the General Revenue Account of the Central Government. Members, who have not yet encashed their dividend warrants for the said period, are requested to forward their claims in the prescribed Form No. II to the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978 to -

Office of the Registrar of Companies
Central Government Office Bldg., 'A' Wing, 2nd floor
Next to Reserve Bank of India
CBD Belapur – 400 614.

Consequent upon the amendment of Section 205A of the Act and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend for the subsequent years remaining unpaid or unclaimed for a period of seven years from the date of transfer to the Unpaid Dividend Account of the Company shall be transferred to the Investor Education and Protection Fund (the Fund) set up by the Government of India and no payments shall be made in respect of any such claims by the Fund.

Members who have not yet encashed their dividend warrant(s) for the financial year ended 31st March 2000 onwards, are requested to make their claims to the Company accordingly, without any delay. It may be noted that the unclaimed dividend for the financial year ended 31st March 2000 is due for transfer to the Fund on 26th September 2007. Kindly, therefore, write to our Registrars, TSR Darashaw Limited, latest by 16th August 2007.

By Order of the Board of Directors,

B J SHROFF
Vice-President & Company Secretary

Mumbai, 30th May 2007

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.

Explanatory Statement

As required by Section 173 of the Companies Act, 1956 (the Act), the following Explanatory Statement sets out all material facts relating to the business mentioned under Item Nos.5 to 16 of the accompanying Notice dated 30th May 2007.

Item No. 5 : Mr N H Mirza was appointed as an Additional Director of the Company with effect from 29th September 2006 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Mirza holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. Mr Mirza is a Fellow of The Institute of Chartered Accountants of India and was a Senior Partner of Ernst & Young. He is an Advisor to Jardine Matheson & Co. Ltd., Hong Kong. He is an independent Director on the Boards of several companies. The Board considers it desirable that the Company should receive the benefit of his valuable experience and advice and commends his appointment. A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Mirza's appointment as a Director.

Mr Mirza is concerned or interested in Item No. 5 of the acompanying Notice.

Item Nos. 6 to 11 : Mr P R Menon was appointed as an Additional Director of the Company with effect from 16th October 2006 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Menon holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. A notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr Menon's appointment as a Director. The Board had also appointed Mr Menon as the Managing Director for the period from 16th October 2006 to 31st January 2011, subject to the approval of the shareholders.

Mr Menon is a Chemical Engineer from IIT, Kharagpur with 36 years of professional experience in the industry. Prior to joining the Company, he was the Managing Director of Tata Chemicals Limited. He has also had long service with the ICI Group of companies in India and with Nagarjuna Fertilizers and Chemicals Limited in various senior positions. He is also on the Boards of several Tata Group companies.

Mr G F Grove-White was appointed as an Additional Director of the Company with effect from 30th October 2006 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Grove-White holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. A notice under Section 257 of the Act has been received from a Member signifying her intention to propose Mr Grove-White's appointment as a Director. The Board had also appointed Mr Grove-White as the Executive Director & Chief Operating Officer for the period from 30th October 2006 to 29th October 2010, subject to the approval of the shareholders and the Central Government. Vide its letter dated 18th May 2007, the Central Government has approved the appointment of Mr Grove-White as Executive Director of the Company for the period from 30th October 2006 to 29th October 2010.

Mr Grove-White is a Mechanical Engineer from the City University, London. He also holds a Certified Diploma in Accounting and Finance from the Chartered Association of Certified Accountants. He is a Member of the Institute of Mechanical Engineers. Prior to joining the Company, he was the Managing Director of Eraring Energy, Australia. He is an accomplished Senior General Management Executive with a strong operations and engineering background in multinational corporations.



Mr A K Sardana was appointed as an Additional Director of the Company with effect from 1st March 2007 by the Board of Directors under Section 260 of the Act and Article 132 of the Company's Articles of Association. In terms of Section 260 of the Act, Mr Sardana holds office only upto the date of the forthcoming Annual General Meeting but is eligible for appointment as a Director. A notice under Section 257 of the Act has been received from a Member signifying his intention to propose Mr Sardana's appointment as a Director. The Board had also appointed Mr Sardana as the Executive Director for the period from 1st March 2007 to 29th February 2012, subject to the approval of the shareholders.

Mr Sardana is an Electrical Engineer from University of Delhi with 26 years of professional experience in the industry. Prior to his appointment as Executive Director, he was on secondment as the Managing Director of North Delhi Power Limited (NDPL) (an associate company of Tata Power, for power distribution in New Delhi). In addition to transforming NDPL to deliver an improved performance in substantive ways, he has demonstrated a track record of delivery and senior level interface. He is well aware of the energy sector, its regulatory environment and has good negotiation and interface capabilities needed for the role. He received the Asian Power CEO of the year 2006 Award announced by Asian Power Journal, Singapore. Prior to joining NDPL, Mr Sardana had long service with National Thermal Power Corporation Limited (now NTPC Limited) and BSES Limited (now Reliance Energy Limited).

The Directors are of the view that the appointment of Mr Menon as Managing Director, and Mr Grove-White and Mr Sardana as Executive Directors will be beneficial to the operations of the Company and the remuneration payable to them is commensurate with their abilities and experience.

The principal terms and conditions of appointment of Mr Menon as Managing Director and Mr Grove-White and Mr Sardana as Executive Directors are as under :

Mr P R Menon

(1) Period : For the period commencing from 16th October 2006 to 31st January 2011.

(2) Nature of duties : Mr Menon shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and/or subsidiaries, including performing duties as assigned by the Board from time to time by serving on the boards of such associated companies and/or subsidiaries or any other executive body or any committee of such a company.

(3) (a) Remuneration : Basic salary upto a maximum of Rs. 5,00,000/- per month with annual increments which will be effective 1st April each year as may be decided by the Board, based on merit and taking into account Company's performance; incentive remuneration, if any, and/or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances, as may be determined by the Board from time to time.

(b) Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr Menon, the Company has no profits or its profits are inadequate, the Company will pay to Mr Menon remuneration by way of basic salary, benefits, perquisites, allowances and incentive remuneration as above.

Mr G F Grove-White

(1) Period : For a period of 4 years commencing from 30th October 2006 to 29th October 2010.

(2) Nature of duties : Mr Grove-White shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Managing Director and/or the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and/or subsidiaries, including performing duties as assigned by the Board from time to time by serving on the boards of such associated companies and/or subsidiaries or any other executive body or any committee of such a company.

(3) (a) Remuneration :

- Basic salary upto a maximum of Rs. 4,00,000/- per month with annual increments which will be effective 1st April 2008 as may be decided by the Board, based on merit and taking into account Company's performance; incentive remuneration, if any, and/or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances, as may be determined by the Board from time to time
- Expatriate Allowance : Rs. 2,00,000/- per month
- One time payment of Rs. 20,00,000/- to cover any costs involved due to joining the Company at the earliest possible date and reimbursement of pre-approved and reasonable transportation expenses from Sydney to Mumbai.

(b) Minimum Remuneration : Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of Mr Grove-White, the Company has no profits or its profits are inadequate, the Company will pay to Mr Grove-White remuneration by way of basic salary, benefits, perquisites, allowances and incentive remuneration.

Mr A K Sardana

(1) Period : For a period of 5 years commencing from 1st March 2007 to 29th February 2012.

(2) Nature of duties : Mr Sardana shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Managing Director and/or the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and/or subsidiaries, including performing duties as assigned by the Managing Director and/or the Board from time to time by serving on the boards of such associated companies and/or subsidiaries or any other executive body or any committee of such a company.

(3) (a) Remuneration : Basic salary upto a maximum of Rs. 4,00,000/- per month. The next annual increment which will be effective 1st April 2008, will be decided by the Board, will be merit-based and will also take into account the Company's performance; incentive remuneration, if any, and/or commission based on certain performance criteria to be laid down by the Board; benefits, perquisites and allowances, as may be determined by the Board from time to time.



(b) Minimum Remuneration : Where in any financial year during the currency of the tenure of Mr Sardana, the Company has no profits or its profits are inadequate, the Company will pay to Mr Sardana remuneration by way of basic salary, benefits, perquisites, allowances and incentive remuneration as above.

The terms and conditions of appointment of Mr Menon, Mr Grove-White and Mr Sardana (hereinafter referred to as 'the Appointees') also include the following principal clauses among others :

1. Adherence with the Tata Code of Conduct, no conflict of interest with the Company, intellectual property and maintenance of confidentiality.

2. The Appointees shall not become interested or otherwise concerned, directly or through their respective spouse and/or children, in any selling agency of the Company.

3. These appointments may be terminated by either party by giving to the other party six months' notice of such termination or the Company paying six months' remuneration in lieu of the notice.

4. The employment of the Appointees may be terminated by the Company without notice or payment in lieu of notice :

   (a) If the Appointees are found guilty of any gross negligence, default or misconduct in connection with or affecting the business of the Company or any subsidiary or associated company to which they are required by the Agreement to render services; or

   (b) In the event of any serious or repeated or continuing breach (after prior warning) or non-observance by the Appointees of any of the stipulations contained in the Agreement to be executed between the Company and the Appointees; or

   (c) In the event the Board expresses its loss of confidence in the Appointees.

5. In the event the Appointees are not in a position to discharge their official duties due to any physical or mental incapacity, the Board shall be entitled to terminate their contracts on such terms as the Board may consider appropriate in the circumstances.

6. Upon the termination by whatever means of the Appointees' employment :

   (a) The Appointees shall immediately tender their resignation from office as a Director of the Company and from such other offices held by them in any subsidiaries and associated companies and other entities without claim for compensation for loss of office and in the event of their failure to do so the Company is hereby irrevocably authorised to appoint some person in their name and on their behalf to sign and deliver such resignation or resignations to the Company and to each of the subsidiaries and associated companies of which they are at the material time Director or other officer.

   (b) The Appointees shall not without the consent of the Company at any time thereafter represent themselves as connected with the Company or any of the subsidiaries or associated companies.

7. The Appointees are appointed as Directors by virtue of their employment in the Company and their appointments shall be subject to the provisions of Section 283(1)(l) of the Act.

8. If and when the Agreements expire or are terminated for any reason whatsoever, the Appointees will cease to be the Managing Director/Executive Director & Chief Operating Officer/Executive Director, as the case may be, and also cease to be Directors. If at any time, the Appointees cease to be Directors of the Company for any reason whatsoever, they shall cease to be the Managing Director/Executive Director & Chief Operating Officer/Executive Director, as the case may be, and the Agreements shall forthwith terminate. If at any time, the Appointees cease to be in the employment of the Company for any reason whatsoever, they shall cease to be Directors and Managing Director/Executive Director & Chief Operating Officer/Executive Director of the Company, as the case may be.

9. In respect of the appointment of Mr Menon in the Company, the same will be construed as a transfer from Tata Chemicals Limited and for all intents and purposes, the date of joining will be the date on which Mr Menon joined the Group. Mr Menon will also enjoy all benefits of continuity with regard to Gratuity and other benefits.

10. On joining the Company on 12th July 2002, Mr Sardana was seconded to NDPL. Therefore, he will continue to enjoy all benefits of continuity with regard to Gratuity and other benefits.

In compliance with the provisions of Sections 198, 269, 309, 311 and other applicable provisions of the Act read with Schedule XIII to the Act, the terms of remuneration specified above are now being placed before the Members for their approval.

Mr Menon, Mr Grove-White and Mr Sardana are concerned or interested in the Resolutions at Item Nos. 6 to 11 of the accompanying Notice relating to their individual appointments.

The Board commends the Resolutions at Item Nos. 6 to 11 of the accompanying Notice for acceptance by the Members.

Item No. 12 : At the Annual General Meeting held on 4th August 2005, the Members of the Company had approved of the appointment and terms of remuneration of Mr S Ramakrishnan as Executive Director (ED) of the Company for a period of 5 years from 1st October 2004 including *inter alia* salary in the range of Rs. 7,80,000 – Rs. 26,00,000 per annum, with authority to the Board to fix his salary within the abovementioned scale.

At the Annual General Meeting held on 1st August 2006, the Members had approved of revision in the perquisites and allowances payable to Mr Ramakrishnan (including the remuneration to be paid in the event of loss or inadequacy of profits in any financial year during the tenure of his appointment) with effect from 1st April 2006 for the remaining tenure of his contract upto 30th September 2009. However, the salary scale remained unchanged.

It is proposed to revise the maximum basic salary payable to Mr Ramakrishnan to Rs. 4,00,000/- per month, in line with the maximum salary payable to the other Executive Directors.

The aggregate of the remuneration as aforesaid shall be within the maximum limits as laid down under Sections 198, 309 and all other applicable provisions, if any, of the Act read with Schedule XIII to the Act as amended and as in force from time to time.

In compliance with the provisions of Sections 309 and 310 read with Schedule XIII to the Act, the revised terms of remuneration of the ED are now being placed before the Members in General Meeting for their approval.

Mr Ramakrishnan is concerned or interested in the Resolution at Item No. 12 of the Notice.

The Board commends the Resolution at Item No. 12 of the accompanying Notice for acceptance by the Members.



Item No. 13 : Under the provisions of the Act, certain documents such as the Registers and Indexes of Members and Debentureholders and copies of all Annual Returns prepared under Section 159 of the Act have to be kept at the Registered Office of the Company. However, these documents can be kept at any other place within the city, town or village in which the Registered Office is situated, with the approval of the Shareholders.

These records were kept at the Registered Office and the offices of the Company's Registrars and Share Transfer Agents, TSR Darashaw Limited (TSR) at Army & Navy Building, 148, Mahatma Gandhi Road, Fort, Mumbai 400 001 and/or Maker Towers 'E', 18th Floor, Cuffe Parade, Mumbai 400 005 and /or at the N M Wadia Charities Godown No. 31, Jakaria Bunder Road, Cotton Green, Mumbai 400 015 and/or at Plot 2, Opposite Prabodhankar Thakre Udyan, Acharya Donde Marg, Sewree, Mumbai 400 015 and/or at Pooja Apartments, Condominium 'B' Building, Ground Floor, Unit No. 3, Hariali Estate, Plot No. 17, L B S Marg, Vikhroli (W), Mumbai 400 083 and/or at 'Shalaka', 1st Floor, Near Cooperage Telephone Exchange, Maharshi Karve Road, Mumbai 400 021 and /or at Shreejii Warehousing Corporation, No 5/B, Qureshi Nagar, Kurla (East), Mumbai 400 070 pursuant to the Resolution Nos. 7, 9 and 9 passed at the Annual General Meetings of the Company held on 24th September 1985, 18th September 1986 and 5th September 1991 respectively.

TSR has informed the Company that it has shifted its office from Army & Navy Building, 148, Mahatma Gandhi Road, Fort, Mumbai 400 001 to 6-10, Haji Moosa Patrawala Industrial Estate, 20, Dr E Moses Road, Mahalaxmi, Mumbai 400 011.

In view of the above change in the office address of TSR and also change in the locations of other TSR offices, the approval of the Members is sought by Special Resolution for the Registers and Indexes of Members and Debentureholders, Annual Returns and other documents to be kept at the Registered Office of the Company and/or at the other places mentioned in the Resolution.

The time for inspection of the aforesaid documents by the Members or such persons as are entitled to such inspection will be between 11.00 a.m. to 1.00 p.m. on any working day of the Company or of TSR except when the Registers and Books are closed under the provisions of the Act or the Articles of Association of the Company.

The Board commends the Special Resolution at Item No. 13 of the accompanying Notice for acceptance by the Members.

A copy of the Special Resolution at Item No.13 shall be given in advance to the Registrar of Companies, Maharashtra, Mumbai.

None of the Directors is in any way concerned or interested in the passing of this Resolution.

Item No. 14 : Article 179 of the Company's Articles of Association provides that every deed or other instrument to which the Seal of the Company is required to be affixed shall be signed by two Directors. As the Company is required to execute various documents at frequent intervals, at all such occasions two Directors are required to be present for execution of the documents and affixation of the Seal. It is proposed to alter this Article as mentioned in Item No. 14 of the Notice to have the flexibility of signing of any deed or instrument to which the Seal of the Company is required to be affixed by (a) two Directors, or (b) one Director and the Secretary, or (c) one Director and such other authorised person, as the Board or a duly constituted Committee thereof may appoint for the purpose.

The Board commends the Special Resolution at Item No. 14 of the accompanying Notice for acceptance by the Members. A copy of the Memorandum and Articles of Association of the Company together with the proposed alterations is available for inspection by the Members of the Company at its Registered Office between 10.00 a m and 12.00 noon on any working day of the Company.

None of the Directors is in any way concerned or interested in the passing of this Resolution.

Item No. 15 : In terms of Section 224A of the Act, if not less than 25% of the subscribed capital of a company is held either singly or in combination by public financial institutions, government companies etc., then the appointment or re-appointment of the auditors of that company has to be made by a special resolution.

In the case of the Company, the combined holding of the aforesaid categories of shareholders as on 30th May 2007 was 23.62%. As their holding may exceed 25% of the subscribed share capital of the Company on the date of passing of the Resolution at Item No. 15, the re-appointment of Messrs. Deloitte Haskins and Sells (DHS) as the Auditors of the Company is proposed to be made by a Special Resolution by way of abundant caution.

The Members' approval is also being sought to authorise the Board of Directors, on the recommendation of the Audit Committee, to determine the remuneration payable to the Auditors in consultation with them.

As required under Section 224 of the Act, certificate has been received from the Auditors to the effect that their re-appointment, if made, will be in accordance with the limits specified in Section 224(1B) of the Act.

The Board commends the Special Resolution at Item No. 15 of the accompanying Notice for acceptance by the Members.

None of the Directors is in any way concerned or interested in the passing of this Resolution.

Item No. 16 : It is proposed to re-appoint Hoda Vasi Chowdhury & Co. as Branch Auditors for the Bangladesh Office for the financial year 2007-08. The Members' approval is, therefore, sought for the re-appointment of Hoda Vasi Chowdhury & Co. as Branch Auditors of the Company's Branch Office in Bangladesh for the financial year 2007-08 and to authorise the Board of Directors, on the recommendation of the Audit Committee, to determine the remuneration payable in consultation with them.

In respect of the other branches of the Company, if any, which may be opened during the year, in India or abroad, the Members are requested to authorise the Board of Directors of the Company to appoint branch auditors in consultation with the Company's Auditors and to fix their remuneration.

The Board commends the Special Resolution at Item No. 16 of the accompanying Notice for acceptance by the Members.

None of the Directors is in any way concerned or interested in the passing of this Resolution.

By Order of the Board of Directors,

B J SHROFF
Vice-President & Company Secretary

Mumbai, 30th May 2007

Registered Office :
Bombay House,
24, Homi Mody Street,
Mumbai - 400 001.


TATA

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

1)	**Name of Director**	Mr N H Mirza	Mr R K Misra	Mr A J Engineer
2)	**Date of Birth**	4th April 1950	1st January 1944	27th August 1937
3)	**Date of Appointment**	29th September 2006	28th March 2003	19th November 2003
4)	**Nature of expertise in specific functional areas**	Mr Mirza is a Fellow of The Institute of Chartered Accountants of India and was a Senior Partner of Ernst & Young. He is an Advisor to Jardine Matheson & Co. Ltd., Hong Kong. He is an independent Director on the Boards of several companies.	Mr Misra was the Zonal Manager of Life Insurance Corporation of India (LIC), Eastern Zone (since retired) when he was appointed as the Nominee Director on the Board by LIC. He has considerable business experience.	Mr Engineer has a career spanning 47 years occupying key positions in General Management and as functional head in areas of Engineering, Project Planning and execution of multi-disciplinary activities. He has been associated with the power sector for the last 23 years and has been with the Company since 1984, having joined as Project Manager (Civil) and subsequently promoted to the position of a Whole-time Director of the Company. In August, 2000, he was appointed as the Managing Director from which position he retired on 31st August 2002. Prior to his joining Tata Electric Companies, he served in several senior positions with the well-known multi-national group of Imperial Chemical Industries.
5)	**Qualifications**	Fellow of The Institute of Chartered Accountants of India	M.Sc.	Mr Engineer graduated as B.E. (Civil) in 1958 from the Pune University. He is also a Chartered Engineer-India and Fellow of the Institution of Engineers (India).
6)	**Directorships held in other companies (excluding foreign companies)**	Foodworld Supermarkets Ltd. Mphasis BFL Ltd. ESAB India Ltd. Tata Industries Ltd. Health & Glow Retailing Pvt. Ltd. Jardine Shipping Services (India) Pvt. Ltd.	Nil	North Delhi Power Ltd. Chemical Terminal Trombay Ltd. Tata Ceramics Ltd. Tata Petrodyne Ltd. Tata Projects Ltd. Tata BP Solar India Ltd. The Associated Building Co. Ltd. India Natural Gas Co. Pvt. Ltd.
7)	**Committee position held in other companies**	**Audit Committee** ESAB India Ltd. (Chairman) Mphasis BFL Ltd. (Chairman) **Investor Grievance Committee** ESAB India Ltd.	Nil	Nil
8)	**No. of shares held :** **(a) Own** **(b) For other persons on a beneficial basis**	 Nil Nil	 Nil Nil	 Nil Nil

Details of the Directors seeking appointment/re-appointment at the forthcoming Annual General Meeting
(In pursuance of Clause 49 of the Listing Agreement)

1)	**Name of Director**	Mr P R Menon	Mr G F Grove-White	Mr A K Sardana
2)	**Date of Birth**	23rd January 1946	17th October 1949	16th April 1959
3)	**Date of Appointment**	16th October 2006	30th October 2006	1st March 2007
4)	**Nature of expertise in specific functional areas**	Mr Menon has a career spanning 36 years in the industry. Prior to joining the Company, he was the Managing Director of Tata Chemicals Limited. He has also had long service with the ICI Group of companies in India and with Nagarjuna Fertilizers and Chemicals Limited in various senior positions. He is also on the Boards of several Tata Group companies.	Mr Grove-White is an accomplished Senior General Management Executive with a strong operations and engineering background in multinational corporations. Prior to joining the Company, he was the Managing Director of Eraring Energy, Australia.	Mr Sardana has 26 years of professional experience in the industry. Prior to his appointment as Executive Director, he was on secondment as the Managing Director of North Delhi Power Limited (NDPL) (an associate company of Tata Power, for power distribution in New Delhi). He is well aware of the energy sector, its regulatory environment and has good negotiation and interface capabilities needed for the role. Prior to joining NDPL, Mr Sardana had long service with National Thermal Power Corporation Limited (now NTPC Limited) and BSES Limited (now Reliance Energy Limited).
5)	**Qualifications**	Chemical Engineer, IIT, Kharagpur	Mechanical Engineer, The City University, London, Certified Diploma in Accounting and Finance from The Chartered Association of Certified Accountants, Member of The Institute of Mechanical Engineers.	Electrical Engineer, University of Delhi.
6)	**Directorships held in other companies (excluding foreign companies)**	Rallis India Ltd. Tata Chemicals Ltd. Tata Services Ltd. Chemical Terminal Trombay Ltd. Tata Projects Ltd. Tata Industries Ltd. Af-Taab Investment Co. Ltd. Maithon Power Ltd. Tata Ceramics Ltd. Powerlinks Transmission Ltd. North Delhi Power Ltd. Coastal Gujarat Power Ltd.	Tata Power Trading Co. Ltd. Maithon Power Ltd. Powerlinks Transmission Ltd. Industrial Energy Ltd. Coastal Gujarat Power Ltd.	Tata Power Trading Co. Ltd. Maithon Power Ltd. North Delhi Power Ltd. Coastal Gujarat Power Ltd. Industrial Energy Ltd.
7)	**Committee position held in other companies**	**Audit Committee** Tata Services Ltd.	Nil	**Audit Committee** Tata Power Trading Co. Ltd.
8)	**No. of shares held :** **(a) Own** **(b) for other persons on a beneficial basis**	 Nil Nil	 Nil Nil	 Nil Nil

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Attendance Slip

Shareholders attending the Meeting in person or by Proxy are requested to complete the attendance slip and hand it over at the entrance of the meeting hall.

I hereby record my presence at the EIGHTY-EIGHTH ANNUAL GENERAL MEETING of the Company at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai - 400 020, at 3.00 p.m. on Wednesday, the 8th August, 2007.

....

Full name of the Shareholder (in block capitals) Signature

Folio No. :../DP ID No.*...& Client ID No.*..

* Applicable for members holding shares in electronic form.

....

Full name of Proxy (in block capitals) Signature

NOTE : Shareholder/Proxyholder desiring to attend the meeting should bring his copy of the Annual Report for reference at the meeting.

TATA POWER

The Tata Power Company Limited

Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Proxy

I/We...

of..in the district of...being

a Member/Members of the above named Company, hereby appoint..of

....in the district of...or failing him

....of...in the district of

....as my/our Proxy to attend and vote for me/us and on my/our behalf at the EIGHTY-EIGHTH ANNUAL GENERAL MEETING of the Company, to be held on Wednesday, 8th August, 2007 and at any adjournment thereof.

Signed this...day of..2007.

Folio No. :.../DP ID No.*...& Client ID No.*...................................

* Applicable for members holding shares in electronic form.

No. of Shares

Signature

Affix 15 Paise Revenue Stamp

This form is to be used ____ @ in favour of / @ against ____ the resolution. Unless otherwise instructed, the Proxy will act as he thinks fit.

@ Strike out whichever is not desired.

NOTES : (i) The proxy must be returned so as to reach the Registered Office of the Company at Bombay House, 24, Homi Mody Street, Mumbai 400 001, not less than FORTY-EIGHT HOURS before the time for holding the aforesaid meeting.

(ii) Those members who have multiple folios with different jointholders may use copies of this Attendance Slip/Proxy.


TATA


END